WANDEL & GOLTERMANN TECHNOLOGIES, INC.
                               1030 Swabia Court
               Research Triangle Park, North Carolina 27709-3585

                                ---------------
                                PROXY STATEMENT
                                ---------------

     This Proxy Statement is being furnished to the shareholders of Wandel & Goltermann Technologies, Inc., a North Carolina corporation (the "Company"), in connection with the solicitation by its Board of Directors (the "Board") of proxies to be used at a Special Meeting of Shareholders (the "Special Meeting") to be held on August , 1998 at 10:00 a.m. (local time) at
                          , and at any adjournment or adjournments thereof.

     At the Special Meeting, the shareholders of the Company will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 28, 1998, among the Company, Wandel & Goltermann Management Holding GmbH, a German limited liability company ("WG Holding") and WG Merger Corp., a newly formed North Carolina corporation that is wholly-owned by WG Holding ("WGMC"), which is attached to this Proxy Statement as Appendix A. Pursuant to the Merger Agreement, (i) WGMC will be merged with and into the Company, (ii) each outstanding share of the common stock of WGMC will be converted into one outstanding share of the common stock of the Company and (iii) each outstanding share of common stock, $.01 par value, of the Company (the "Common Stock"), other than shares held by WG Holding and shares held by shareholders who are entitled to and who have perfected their dissenters' rights, will be canceled and converted automatically into the right to receive $15.90 in cash, payable to the holder thereof, without interest (the "Merger"). As a result of the Merger, WG Holding will acquire all of the outstanding shares of Common Stock not already owned by WG Holding, and the Company's other shareholders (the "Public Shareholders") will no longer have an equity interest in the Company. On July 15, 1998, the closing price of the Common Stock as reported by NASDAQ was $15.00 per share.


     A special committee of directors of the Company (the "Special Committee"), consisting of two directors who are neither employees of the Company nor employees or directors of WG Holding or WGMC, reviewed and considered the terms of the Merger, determined that the Merger is in the best interests of the Company and its shareholders and fair to the Public Shareholders and recommended that the Board approve the Merger Agreement. The Board has unanimously approved the Merger Agreement, has determined that the Merger is in the best interests of the Company and its shareholders and fair to the Public Shareholders and recommends that the shareholders vote FOR the approval of the Merger Agreement. The Special Committee's recommendation and the Board's approval and recommendation were based on a number of factors described in this Proxy Statement, including the opinion of The Robinson-Humphrey Company, LLC ("Robinson-Humphrey"), the financial advisor to the Special Committee, dated the date of the Merger Agreement, that the cash consideration to be received by the Public Shareholders pursuant to the Merger is fair, from a financial point of view, to such shareholders. The opinion of Robinson-Humphrey is included as Appendix B to this Proxy Statement and should be read in its entirety.


     Completion of the Merger is subject to certain conditions, including approval of the Merger Agreement by the holders of a majority of the outstanding Common Stock. WG Holding, which owns approximately 62% of the Company's outstanding Common Stock, has advised the Company that it intends to vote its shares of Common Stock in favor of the Merger Agreement, which will assure approval of the Merger Agreement at the Special Meeting. The Merger is expected to be completed promptly after the Special Meeting, provided all other conditions have been satisfied or waived by the parties.

     This Proxy Statement, the Notice of Special Meeting and the enclosed proxy card, are first being mailed to shareholders of the Company on or about July , 1998.


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS
          OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRE-SENTATION TO THE CONTRARY
                                  IS UNLAWFUL.


                The date of this Proxy Statement is July , 1998.

                               TABLE OF CONTENTS



 AVAILABLE INFORMATION ............................................. iii
 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ................... iii
 SUMMARY ...........................................................   1
   Date, Time and Place of the Special Meeting .....................   1
   Purpose of the Special Meeting ..................................   1
   Record Date and Quorum ..........................................   1
   Vote Required ...................................................   1
   Parties to the Merger Transaction ...............................   1
   The Merger ......................................................   2
   Effective Time of the Merger and Payment for Shares .............   2
   Purpose and Reasons for the Merger ..............................   3
   The Special Committee's and the Board's Recommendation ..........   3
   Opinion of the Special Committee's Financial Advisor ............   3
   Interests of Certain Persons in the Merger ......................   3
   Certain Litigation ..............................................   3
   Certain Effects of the Merger ...................................   4
   Rights of Dissenting Shareholders ...............................   4
   Conditions to the Merger; Termination; Expenses .................   4
   Federal Income Tax Consequences .................................   5
   Financing of the Merger .........................................   5
   Market Prices of Common Stock and Dividends .....................   5
   Purchases of Common Stock by the Company and WG Holding .........   5
   Selected Financial Data .........................................   5
 SPECIAL FACTORS ...................................................   7
   Background of the Merger ........................................   7
   The Special Committee's and the Board's Recommendation ..........  12
   Reports of Special Committee's Financial Advisor.................  15
   Opinion of the Special Committee's Financial Advisor ............  19
   Position of WG Holding as to Fairness of the Merger .............  23
   Purpose and Reasons for the Merger ..............................  28
   Interests of Certain Persons in the Merger ......................  29
   Market Prices of Common Stock and Dividends .....................  31
   Purchases of Common Stock by the Company and WG Holding .........  31
   Certain Relationships ...........................................  31
   Certain Litigation ..............................................  32
   Certain Effects of the Merger ...................................  32
   Conduct of the Company's Business after the Merger ..............  33
   Certain Forward Looking Information .............................  33
 GENERAL INFORMATION ABOUT THE SPECIAL MEETING .....................  34
   Proxy Solicitation ..............................................  34
   Record Date and Quorum Requirement ..............................  34
   Voting Procedures ...............................................  34
   Voting and Revocation of Proxies ................................  34
 THE MERGER ........................................................  34
   Effective Time ..................................................  35

   Conversion of Securities ...............................................  35
   Termination of the Company Stock Options ...............................  35
   Transfer of Shares .....................................................  35
   Conditions .............................................................  35
   Representations and Warranties .........................................  36
   Covenants ..............................................................  37
   Indemnification ........................................................  37
   Expenses ...............................................................  37
   Termination, Amendment and Waiver ......................................  37
   Source of Funds for the Merger. ........................................  37
   Expenses of the Transaction ............................................  38
 RIGHTS OF DISSENTING SHAREHOLDERS ........................................  38
 FEDERAL INCOME TAX CONSEQUENCES ..........................................  40
 BUSINESS OF THE COMPANY ..................................................  41
   General ................................................................  41
   Recent Acquisitions ....................................................  41
   Year 2000 ..............................................................  41
 SELECTED FINANCIAL DATA ..................................................  42
 CERTAIN FORWARD LOOKING INFORMATION ......................................  43
 PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT .................  46
 SHAREHOLDER PROPOSALS ....................................................  47
 INDEPENDENT AUDITORS .....................................................  47
 OTHER MATTERS ............................................................  47
                                    APPENDICES
 APPENDIX A -- Agreement and Plan of Merger ...............................  A-1
 APPENDIX B -- Opinion of The Robinson-Humphrey Company, LLC ..............  B-1
 APPENDIX C -- Chapter 55, Article 13 of the General Statutes of North
      Carolina ............................................................  C-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The same information is also available on the Internet at http:// www.FreeEDGAR.com.

     The Company and WG Holding have filed a Schedule 13E-3 with the Commission with respect to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information contained in the Schedule 13E-3 and the exhibits thereto. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above. Statements contained in this Proxy Statement or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to such contract or other document filed as an exhibit to the Schedule 13E-3 or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

     No person has been authorized to give any information or make any representation in connection with the solicitation of proxies made hereby other than those contained or incorporated by reference in this Proxy Statement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, WG Holding or WGMC. The delivery of this Proxy Statement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company (File No. 0-25176) pursuant to the Exchange Act are incorporated herein by this reference:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (as amended);

   2. The Company's Current Report on Form 8-K dated January 27, 1998.

   3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

   4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting are hereby incorporated by reference into this Proxy Statement and shall be deemed a part hereof from the date of filing such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.


     This Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Proxy Statement is delivered, on written or oral request to the Company at 1030 Swabia Court, P.O. Box 13585, Research Triangle Park, North Carolina 27709-3585, (telephone number (919) 941-5730), Attention: Bert Kuthe, Secretary. Such documents will be provided to such person by first class mail or other equally prompt means within one business day of receipt of such request. In order to ensure delivery of the documents prior to the Special Meeting, requests should be received by August , 1998.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Shareholders are urged to read this Proxy Statement and its appendices in their entirety before voting.


Date, Time and Place of the Special Meeting


     The Special Meeting of Shareholders of the Company will be held on August
, 1998, at 10:00 a.m., local time, at             .

Purpose of the Special Meeting

     At the Special Meeting, the shareholders of the Company will be asked to consider and vote on a proposal to approve the Merger Agreement, which is attached to this Proxy Statement as Appendix A, pursuant to which (i) WGMC will be merged with and into the Company, (ii) each outstanding share of the common stock of WGMC will be converted into one outstanding share of the common stock of the Company and (iii) each outstanding share of Common Stock, other than shares held by WG Holding and shareholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), will be converted automatically into the right to receive $15.90 in cash payable to the holders thereof, without interest (the "Cash Merger Consideration"). As a result of the Merger, WG Holding will acquire all of the outstanding shares of Common Stock not already owned by WG Holding, and the Public Shareholders will no longer have an equity interest in the Company. See "The Merger."


Record Date and Quorum


     The Board of Directors of the Company (the "Board") has fixed the close of business on July , 1998 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any postponements or adjournments thereof. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 5,288,809 shares of Common Stock outstanding. The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Special Meeting. See "General Information About the Special Meeting."



Vote Required


     Under North Carolina law, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement. Thus, a failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval. In addition, brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners. See "General Information About the Special Meeting -- Voting Procedures." Approval of the Merger Agreement does not require approval by a majority of the Public Shareholders voting as a separate group. See "Special Factors -- The Special Committee's and the Board's Recommendation."


     As of the Record Date, WG Holding owned approximately 62% of the outstanding shares of Common Stock. WG Holding has advised the Company that it intends to vote its shares of Common Stock in favor of the Merger Agreement which will assure approval of the Merger Agreement. The Company has also been advised that directors and executive officers of the Company, who owned an aggregate of 13,738 shares of Common Stock on the Record Date, intend to vote their shares in favor of the Merger Agreement.


Parties to the Merger Transaction

     The Company

     The Company develops, manufactures, markets and supports test, measurement, diagnostic and monitoring products for local and wide area data networks. The Company's network analysis products, which primarily consist of the Domino and DA-3x product families, enable customers to analyze and solve interoperability and performance problems across all the principal configurations of network topologies and communication protocols. In the United States, the Company also markets specialized test, measurement and monitoring instruments primarily for use by operators of telecommunication and data transmission systems. These products are primarily purchased for resale from the foreign manufacturing affiliates of WG Holding.

     The Company's major customers include AT&T, Cisco Systems, Deutsche Telekom, Embratel, GTE, IBM, Lufthansa, MCI, Nortel, NCR, Telecom Italia, Qualcomm and various U.S. governmental agencies.

     On January 27, 1998, the Company acquired for an initial payment of $5 million the outstanding capital stock of Tinwald Networking Technologies, Inc. ("Tinwald"), a Canadian-based developer of the LinkView family of software analysis tools. On March , 1998, the Company acquired for an initial payment of $1.25 million the assets of Network Intelligence, Inc. ("Network Intelligence"), a California-based developer of network performance management software. With respect to both acquisitions, the Company has agreed to certain additional payments upon the satisfaction of certain contingencies.

     The principal executive offices of the Company are located at 1030 Swabia Court, Research Triangle Park, North Carolina 27709-3585. The Company's telephone number is (919) 941-5730. See "Business of the Company."


     WG Holding

     WG Holding is a privately-held German limited liability company that, through its various manufacturing and sales affiliates, develops, manufactures, markets and distributes on a worldwide basis communications test measuring equipment. WG Holding owns approximately 62% of the Company's outstanding Common Stock. Prior to the Company's initial public offering in April 1994, the Company was a wholly-owned subsidiary of a predecessor to WG Holding.


     On June 15, 1998, WG Holding and Wavetek Corporation, a privately owned global designer, manufacturer and distributor of a broad range of electronic test instruments, jointly announced that they had entered into an agreement to merge the companies. See "Special Factors -- Conduct of the Company's Business After the Merger."


     The principal executive offices of WG Holding are located at Arbachstra-e 6, D-72800 Eningen, Federal Republic of Germany. WG Holding's telephone number is 49-7121-86-1700.


     WGMC

     WGMC is a newly-formed North Carolina corporation that is a wholly-owned subsidiary of WG Holding organized for the sole purpose of effecting the Merger and has not conducted any business. The principal executive offices of WGMC are located 1030 Swabia Court, Research Triangle Park, North Carolina 27709-3585. WGMC's telephone number is 919-941-5730.


The Merger

     The Merger Agreement provides that subject to satisfaction of certain conditions, WGMC will be merged with and into the Company, and that following the Merger, the separate existence of WGMC will cease and the Company will continue as the surviving corporation and a wholly-owned subsidiary of WG Holding. At the effective time of the Merger, which will be the date and time of filing of Articles of Merger with the Secretary of State of the State of North Carolina or at such later time as is specified in the Articles of Merger (the "Effective Time"), and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Common Stock (other than shares held by WG Holding and shares as to which Dissenters' Rights (as defined below) are properly perfected and not withdrawn) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. As a result of the Merger, the Company's Common Stock will no longer be publicly traded and will be 100% owned by WG Holding. See "The Merger."


Effective Time of the Merger and Payment for Shares

     The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. See "The Merger -- Conditions." Detailed instructions with regard to the surrender of share certificates, together with a letter of transmittal, will be forwarded to shareholders by First Union National Bank (the "Disbursing Agent") promptly following the Effective Time. Shareholders should not submit their certificates to the Disbursing Agent until they have received these materials. The Disbursing Agent will send payment for shares to shareholders as promptly as practical following receipt by the Disbursing Agent of their certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of certificates. See "The Merger -- Conversion of Securities." Shareholders should not send any share certificates at this time.

Purpose and Reasons for the Merger

     The purpose of the Merger is to enable WG Holding, which currently owns approximately 62% of the outstanding Common Stock, to acquire 100% of the ownership of the Company pursuant to a transaction in which the Public Shareholders will receive $15.90 per share. The Board believes that the respective long-term business objectives of the Company and WG Holding can best be achieved by more closely coordinating the activities and operations of the Wandel & Goltermann affiliated group of companies. By aligning the interest and ownership of the Company and the other Wandel & Goltermann affiliated companies, internationally coordinated programs for research and development, product manufacturing, marketing and sales may be implemented. In addition, the integration of the Company's operations with WG Holding's other manufacturing and sales affiliates is expected to eliminate potential conflicts of interest that now exist among the Company and other WG Holding affiliates related to access to proprietary information and the allocation of the benefits, through licensing agreements and other arrangements, of proprietary product developments. The integration of the Company, as a private enterprise, into WG Holding is also expected to provide the Company with access to greater financial and technical resources that will permit the Company to better meet the competitive demands of its industry.


The Special Committee's and the Board's Recommendation


     The Special Committee, at a meeting of the Board held on March 28, 1998, unanimously recommended that the Board approve, and the Board unanimously approved, the Merger Agreement. The Board has determined that the Merger Agreement is in the best interests of the Company and its shareholders and is fair to the Public Shareholders and recommends that the Public Shareholders vote FOR the approval of the Merger Agreement. In making its recommendation to the Board, the Special Committee determined that the Merger Agreement is substantively and procedurally fair to the Public Shareholders, and the Board adopted the analyses and conclusions of the Special Committee in making its recommendation to the Public Shareholders to approve the Merger Agreement. For a discussion of the factors considered by the Special Committee and adopted by the Board in reaching their recommendation and determination, see "Special Factors -- Background of the Merger," " -- The Special Committee's and the Board's Recommendation," and " -- Opinion of the Special Committee's Financial Advisor."



Opinion of the Special Committee's Financial Advisor

     Robinson-Humphrey was engaged by the Special Committee to act as its financial advisor in connection with the Merger. Robinson-Humphrey has delivered its written opinion, dated March 28, 1998 to the Special Committee to the effect that the consideration to be received by the Public Shareholders pursuant to the Merger is fair to such shareholders from a financial point of view. No limitations were imposed on Robinson-Humphrey by the Special Committee or the Company with respect to the investigations made or procedures followed by Robinson-Humphrey in rendering its opinion. The full text of Robinson-Humphrey's opinion, including the procedures followed, the matters considered and the assumptions made by Robinson-Humphrey, is included as Appendix B to this Proxy Statement and should be read in its entirety. The opinion of Robinson-Humphrey included in this Proxy Statement does not constitute a recommendation as to how any holder of shares should vote with respect to the Merger Agreement. Pursuant to the terms of Robinson-Humphrey's engagement, the Company has paid Robinson-Humphrey a fee of $250,000. For a description of Robinson-Humphrey's opinion and of the terms of its engagement by the Special Committee, see "Special Factors -- Opinion of the Special Committee's Financial Advisor."


Interests of Certain Persons in the Merger

     In considering the recommendation of the Special Committee and the Board with respect to the Merger Agreement, shareholders should be aware that WG Holding and certain members of the Board and of management of the Company have certain interests which may give rise to potential conflicts of interest in connection with the Merger. The Special Committee and the Board were aware of these interests and considered them, among other factors, in approving the Merger Agreement. See "Special Factors -- Interests of Certain Persons in the Merger" and " -- The Special Committee's and the Board's Recommendation."


Certain Litigation


     Shortly after the Company publicly announced that it had received an offer from WG Holding to acquire the shares of Common Stock held by the Public Shareholders for $13.00 per share (the "WG Holding Proposal"), five alleged class actions were filed by five different shareholders in the Superior Court of Durham County, North Carolina (the "Shareholder Litigation"). The defendants are the Company, its directors and, in certain of the actions, WG Holding. Among other allegations, the complaints allege that the defendants breached and will breach their fiduciary duties to the Company's minority shareholders because the WG Holding Proposal of $13.00 per share is "unfair and grossly inadequate and, if accepted, will usurp the Company's future growth and prospects for the benefit of the defendants." The Company, WG Holding and the individual defendants who are currently directors of the Company believe that the complaints are without merit and intend to contest the lawsuits vigorously. See "Special Factors -- Certain Litigation" and " -- The Special Committee's and the Board's Recommendation."



Certain Effects of the Merger

     As a result of the Merger, the entire equity interest in the Company will be owned by WG Holding. Following the Merger, the Public Shareholders will no longer have any interest in, and will not be shareholders of the Company and, accordingly, will not participate in the Company's future earnings and growth. Instead, each such holder of Common Stock (other than WG Holding) will have the right to receive the Cash Merger Consideration for each share held (other than shares in respect of which Dissenters' Rights (as defined below) have been perfected). WG Holding will be the sole beneficiary of any future earnings and growth of the Company and will have the ability to benefit from any corporate opportunities that may be pursued by the Company in the future. WG Holding will also bear the risk of any decreases in the value of the Company. See "Special Factors -- Certain Effects of the Merger" and "Certain Forward Looking Information."

     In addition, the Common Stock will no longer be traded on the NASDAQ National Market and price quotations with respect to sales of shares in the public market will no longer be available. The registration of the Common Stock under the Exchange Act will terminate, and this termination will eliminate the Company's obligation to file periodic financial and other information with the SEC and will make certain provisions of the Exchange Act inapplicable. See "Special Factors -- Certain Effects of the Merger."


Rights of Dissenting Shareholders

     Any shareholder of the Company who does not vote in favor of the proposal to approve the Merger Agreement and who complies strictly with the applicable provisions of Article 13 of Chapter 55 of the North Carolina General Statutes ("Article 13") has the right to dissent and be paid cash for the "fair value" for such holder's shares of Common Stock ("Dissenters' Rights"). The applicable provisions of Article 13 are attached to this Proxy Statement as Appendix C. To perfect Dissenters' Rights with respect to the Merger, a shareholder must follow the procedures set forth therein precisely. Those procedures are summarized in this Proxy Statement under "Rights of Dissenting Shareholders."

     Shares of Common Stock held by persons properly exercising Dissenters' Rights (the "Dissenting Shares") will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting shareholder pursuant to Article 13. If after the Effective Time any dissenting shareholder fails to perfect or loses such right to payment or appraisal under Article 13, each share of Common Stock of such shareholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.


Conditions to the Merger; Termination; Expenses

     Each party's obligation to effect the Merger is subject to the satisfaction or waiver of a number of conditions, including, without limitation, (i) the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock; (ii) the absence of any injunction or similar order prohibiting or restricting the consummation of the Merger; (iii) the receipt of all other required authorizations, consents and approvals; and (iv) the material correctness of all representations and warranties of the parties to the Merger Agreement. See "The Merger -- Conditions." Even if the shareholders approve the Merger Agreement, there can be no assurance that the Merger will be consummated.

     At any time prior to the Effective Time, the Merger Agreement may be terminated by the mutual consent of the Board and WG Holding. In addition, any of the parties may terminate the Merger Agreement prior to the Effective Time if (i) the Merger is not completed by October 31, 1998, (ii) the requisite approval by the shareholders of the Company has not been obtained, or (iii) a court or other governmental entity permanently enjoins, restrains or prohibits any of the parties from completing the Merger and such action is final and non-appealable. See "The Merger -- Termination, Amendment and Waiver."

     Each of WG Holding and the Company has agreed to pay its own costs and expenses in connection with the Merger whether or not the Merger is consummated. See "The Merger -- Expenses."

Federal Income Tax Consequences

     The receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes. For a more detailed discussion of the federal income tax consequences of the Merger, see "Federal Income Tax Consequences." Shareholders who will receive the Cash Merger Consideration are urged to consult their tax advisors to determine the effect of the Merger on such holders under federal, state, local and foreign tax laws.


Financing of the Merger

     It is estimated that approximately $35 million will be required to consummate the Merger and pay related fees and expenses. This sum will be provided by a capital contribution of approximately $35 million to the Company by WG Holding prior to the consummation of the Merger. The funds to be contributed to the Company by WG Holding will be borrowed under credit facilities established by WG Holding with a syndicate of foreign banks. See "The Merger -- Source of Funds for the Merger."


Market Prices of Common Stock and Dividends


     The Common Stock is traded on the NASDAQ National Market (symbol: WGTI). The following table sets forth the high and low closing prices of the Common Stock for each quarterly period for the two most recent fiscal years and the first three quarters of the current fiscal year.





                                            Fiscal Year Ended September 30,
                         ---------------------------------------------------------------------
                                  1996                   1997                    1998
                         ---------------------- ----------------------- ----------------------
                             High        Low        High        Low         High        Low
                         ----------- ---------- ----------- ----------- ----------- ----------
First Quarter ..........  $  13.25    $  9.00    $  31.50    $  17.25    $  13.75    $  8.50
Second Quarter .........     16.88       9.00       30.25       18.75       15.63      12.38
Third Quarter ..........     19.75      14.13       23.75        8.50       15.88      14.88
Fourth Quarter .........     19.75      13.25       13.25        8.88



     On November 18, 1997, the last trading day prior to the announcement by the Company of the formation of the Special Committee in anticipation of receiving a possible proposal from WG Holding to acquire the outstanding Common Stock not owned by WG Holding, the closing price per share of Common Stock as reported by NASDAQ was $10.00. On January 9, 1998, the last trading day prior to the announcement by the Company that WG Holding had submitted a proposal to acquire, through a merger, all of the outstanding Common Stock of the Company (other than the shares held by WG Holding) for a cash price of $13.00 per share, the closing price per share of Common Stock reported by NASDAQ was $12.63. On March 17, 1998, the last trading day prior to the announcement by the Company that the Special Committee and WG Holding had reached an agreement in principle on a cash price of $15.90 per share for the acquisition of the shares of Common Stock not owned by WG Holding, the closing price per share of Common Stock reported by NASDAQ was $13.13. On March 27, 1998, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Common Stock as reported by NASDAQ was $15.25. On July , 1998, the last trading day prior to printing of this Proxy Statement,
the closing price per share of Common Stock as reported by NASDAQ was $    .

     On July , 1998, the Company had approximately 1,300 shareholders, of which approximately 49 were record holders of Common Stock.


     The Company has never paid any cash dividends on its Common Stock. Under the Merger Agreement, the Company has agreed not to pay any dividends on the Common Stock prior to the Effective Time.


Purchases of Common Stock by the Company and WG Holding

     Since October 1, 1995, the Company has purchased 100,000 shares of Common Stock and WG Holding has purchased 351,600 shares of Common Stock. See "Special Factors -- Purchases of Common Stock by the Company and WG Holding."


Selected Financial Data

     The following table sets forth selected historical combined and consolidated financial data of the Company for each of the five fiscal years ended September 30, 1997, which are derived from the audited combined and consolidated financial statements of the Company. The combined and consolidated financial statements for the five fiscal years ended September 30, 1997 have been audited by Arthur Andersen LLP, independent auditors. The historical results of operations of the Company for the six month periods ended March 31, 1997 and 1998 and the historical financial position of the Company as of March 31, 1998 are derived from unaudited consolidated financial statements included in the Company's Form 10-Q Quarterly Report for the three months ended March 31, 1998, incorporated herein by reference. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial position and consolidated results of operations for these periods. The data are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements, related Notes and other financial information included in the Company's Form 10-K Annual Report for the year ended September 30, 1997, incorporated by reference herein.


                                                                                                 Six Months Ended March
                                                     Fiscal Year Ended September 30,                       31,
                                          ------------------------------------------------------ -----------------------
                                             1997       1996       1995       1994       1993        1998        1997
                                          ---------- ---------- ---------- ---------- ---------- ------------ ----------
                                                           (In thousands, except for per share amounts)
Statement of Income Data:
Revenues:
 Nonaffiliates ..........................  $29,001    $ 33,186   $23,658    $ 21,785   $18,005     $ 15,556    $13,729
 Affiliates .............................   25,454      25,900    21,604      18,387    15,080       11,262     16,068
                                           -------    --------   -------    --------   -------     --------    -------
   Total revenues .......................   54,455      59,086    45,262      40,172    33,085       26,818     29,797
Cost of revenues ........................   24,381      23,234    16,576      12,731    12,176       13,931     12,372
                                           -------    --------   -------    --------   -------     --------    -------
   Gross profit .........................   30,074      35,852    28,686      27,441    20,909       12,887     17,425
Selling, general & admin. expenses ......   19,360      18,934    15,872      12,984    10,603        9,395      9,807
Product development expenses ............   10,712       9,804    10,469       9,059     6,545        5,791      4,932
Restructuring charges ...................       --          --     1,279          --        --           --         --
Acquired in-process research and
 development and other non-recurring
 charges ................................       --          --        --          --        --        5,825         --
                                           -------    --------   -------    --------   -------     --------    -------
   Operating income (loss) ..............        2       7,114     1,006       5,398     3,761       (8,124)     2,686
Interest expense ........................       --          --        --        (460)     (779)          --         --
Interest income .........................      639         350       313         295       274          285        320
Foreign currency gains (losses) .........     (271)       (104)     (245)        213       498           34       (270)
                                           -------    --------   -------    --------   -------     --------    -------
 Income (loss) before income taxes ......      424       7,360     1,134       5,446     3,754       (7,805)     2,736
Benefit from (provision for) income
 taxes ..................................       --      (2,208)      (98)     (2,124)      867          779       (821)
                                           -------    --------   -------    --------   -------     --------    -------
Income from continuing operations .......      424       5,152     1,036       3,322     4,621       (7,026)     1,915
Income from discontinued operations .....       --          --        --         204       135           --         --
                                           -------    --------   -------    --------   -------     --------    -------
   Net income (loss) ....................  $   424    $  5,152   $ 1,036    $  3,526   $ 4,756     $ (7,026)   $ 1,915
                                           =======    ========   =======    ========   =======     ========    =======
Per Share Data:
Net income (loss) per share (assuming
 dilution) ..............................  $  0.08    $   0.98   $  0.20    $   0.80   $  1.27     $  (1.33)   $  0.35
Weighted average number of common
 shares outstanding (assuming
 dilution) ..............................    5,359       5,231     5,245       4,398     3,750        5,274      5,395


                                                                  As of September 30,
                                                 -----------------------------------------------------
                                                    1997       1996       1995       1994       1993    As of March 31, 1998
                                                 ---------- ---------- ---------- ---------- --------- ---------------------
                                                                               (In thousands)
Balance Sheet Data:
Working capital ................................  $27,036    $24,869    $20,117    $20,041    $ 6,569         $19,986
Total assets ...................................   37,292     34,298     29,344     28,272     20,381          30,300
Short-term debt, including current maturities
 of long-term debt .............................       --         --         --         --      5,978              --
Long-term debt .................................       --         --         --         --      4,370              --
Shareholders' equity ...........................   30,659     28,822     24,354     23,113      5,303          23,976


                                                 As of
                                 --------------------------------------
                                  September 30, 1997     March 31, 1998
                                 --------------------   ---------------
Book Value Per Share .........   $ 5.83                 $ 4.53

                                SPECIAL FACTORS

Background of the Merger

     Prior to its initial public offering ("IPO") in April 1994, the Company was a wholly-owned subsidiary of a predecessor of WG Holding. Since the IPO, WG Holding (and its predecessors), directly or through subsidiaries, have acquired and disposed of shares of Common Stock in market transactions but WG Holding has always owned a majority of the outstanding Common Stock. As of the Record Date, WG Holding beneficially owned approximately 62% of the outstanding Common Stock.

     Among the worldwide operations of WG Holding, the Company is the only entity controlled either directly or indirectly by WG Holding that has public shareholders holding a minority equity interest. During 1997, WG Holding, as part of its long-term strategic planning process, began considering its options relating to its investment in the Company. In particular, WG Holding began considering the possibility of acquiring the equity interest in the Company not already owned by WG Holding. In considering this possibility, WG Holding concluded that by acquiring all of the outstanding Common Stock: (i) the interests of the Company and the other WG Holding affiliated companies would be fully aligned, (ii) a more streamlined and integrated management and operating structure would be possible, and (iii) conflicts of interest that might arise in managing the operations of the WG Holding affiliated group of companies would be eliminated.

     During a Board meeting on November 18, 1997, Peter Wagner, a director of the Company and then the Chief Operating Officer and a Managing Director of WG Holding, advised the Board that WG Holding was considering the possibility of making a proposal to the Company pursuant to which WG Holding would seek to acquire all of the Company's outstanding Common Stock held by the Public Shareholders. Following receipt of this advice, the Board determined that a proposal from WG Holding might involve a transaction in which WG Holding had interests that are in addition to, or different from, the interests of the Public Shareholders. Accordingly, pursuant to resolutions adopted on November 18, 1997 (the "Special Committee Formation Resolutions"), the Board created the Special Committee and appointed Sidney Topol and Richard E. Pospisil to serve as members, with Mr. Topol serving as Chairman. Neither of these directors is an employee of the Company or an employee or director of WG Holding or WGMC. The Special Committee was authorized to consider, review, evaluate and recommend to the Board what actions, if any, should be taken with respect to a proposal that might be received from WG Holding and to engage in negotiations with WG Holding with respect to any such proposal. Upon formation of the Special Committee, the Company issued a press release on November 18, 1997 announcing that WG Holding had informed the Board that it was considering various strategic transactions, certain of which might involve the Company and the Public Shareholders, including, as one of the alternatives, a merger of the Company with one or more affiliates of WG Holding or a transaction in which WG Holding would acquire all of the Common Stock held by the Public Shareholders. The press release announced that, while WG Holding had made no proposal at such time and no assurance was given that any proposal would be made, the Board had formed the Special Committee to review and consider any proposal that might be made by WG Holding.

     Shortly after its formation and as authorized by the Special Committee Formation Resolutions, the Special Committee retained Powell, Goldstein, Frazer & Murphy LLP ("Powell, Goldstein") as its legal counsel. Thereafter, the Special Committee and its legal counsel discussed the procedures to be followed in considering and responding to a proposal from WG Holding. As part of this discussion, Powell, Goldstein advised the Special Committee as to the Special Committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the Special Committee with respect to a proposal from WG Holding. Because WG Holding owned approximately 62% of the outstanding Common Stock and Mr. Wagner had advised the Board on November 18, 1997 that WG Holding would not be in favor of a sale of the Company or its assets to a third party, the Special Committee concluded that finding an alternative acquirer for the Company was unlikely, and that an all cash transaction proposed by WG Holding, provided an acceptable price could be achieved, would be the best option for the Company and the Public Shareholders.


     Pursuant to the Special Committee Formation Resolutions authorizing the Special Committee to retain a financial advisor, the Special Committee then requested three nationally-recognized investment banking firms to make proposals to serve as the financial advisor to the Special Committee. The Special Committee received written proposals from these three investment banking firms and the members of the Special Committee reviewed such proposals. After a review and discussion of the proposals, on December 24, 1997, the Special Committee unanimously selected Robinson-Humphrey to provide financial advisory services to and to assist the Special Committee in its consideration and evaluation of any proposal that might be received from WG Holding to acquire the shares of the Company's outstanding Common Stock held by the Public Shareholders. In addition, Robinson-Humphrey agreed, if requested by the Special Committee, to render its opinion with respect to the fairness, from a financial point of view, to the Public Shareholders of the consideration to be received as part of any such proposal. The Special Committee selected Robinson-Humphrey as the financial advisor to the Special Committee primarily because of Robinson-Humphrey's knowledge of the Company and its industry, but also on the basis of its experience in performing advisory and solicitation services with respect to "going private" and other merger and acquisition transactions. Prior to its engagement by the Special Committee, Robinson-Humphrey had served as the managing underwriter of the Company's IPO and received customary fees for such services. In the ordinary course of its business, Robinson-Humphrey has also traded in the Common Stock for its own account as a market maker and executed transactions in the Common Stock for the account of its customers. Robinson-Humphrey has not represented or provided financial advisory, underwriting or other services to WG Holding or any of its other affiliates. The Special Committee requested that Robinson-Humphrey begin to assemble information regarding the Company and other comparable companies in anticipation of the Special Committee receiving a proposal from WG Holding.


     On December 5, 1997, WG Holding retained the investment banking firm of Broadview Associates ("Broadview") as its financial advisor in connection with WG Holding's consideration of its options regarding the Company. On December 12, 1997, Broadview notified Mr. Chastelet, the Company's Chief Executive Officer, that Broadview had been engaged by WG Holding, requested that the Company begin to assemble information about the Company for Broadview to consider, and requested a meeting with representatives of the Company's management team to review and discuss the Company's operations, financial condition and prospects. In response to Broadview's request, the Company furnished to Broadview, among other information relating to the Company, preliminary financial forecasts prepared by the Company's management for the fiscal years 1998 through 2000 with and without taking into account the potential effects of the proposed acquisitions of Tinwald and Network Intelligence (the "Preliminary Forecasts").

     On December 18, 1997, representatives of Broadview met with the Company's management team, including Mr. Chastelet, Bert Kuthe, the Company's Chief Financial Officer and others, to discuss the Company's operations, financial condition and prospects. During this meeting, the Company provided Broadview with the Preliminary Forecasts.

     On December 23, 1997, Broadview submitted a report to WG Holding (the "December Broadview Report") to assist WG Holding in evaluating a possible transaction pursuant to which WG Holding would acquire the remaining equity in the Company not owned by WG Holding. See " -- Position of WG Holding as to Fairness of the Merger -- Reports of WG Holding's Financial Advisor." In connection with the December Broadview Report, Broadview reviewed the Company's filings with the Commission, the Company's share price history and current market rating, equity research reports on the Company, other publicly available information on the Company, information gathered during Broadview's discussions with the Company's management team, information on publicly-traded competitors, information on transactions involving comparable target companies, and information on comparable minority buy-backs. In preparing the December Broadview Report, Broadview used the Preliminary Forecasts without consideration of the Tinwald and Network Intelligence acquisitions based on Broadview's conclusion that these acquisitions were in too early a stage to assess their likely outcome. The December Broadview Report included discussion materials on the Company's business and financial outlook and a number of separate analyses and included a range of values for WG Holding to consider in connection with any offer to acquire the remaining equity of the Company. The range recommended by Broadview was $12.00-$13.50 per share. See " -- Position of WG Holding as to Fairness of the Merger -- Reports of WG Holding's Financial Advisor."

     During December 1997 and January 1998, Robinson-Humphrey reviewed certain financial and other information concerning the Company which it obtained from the Company and from independent sources. On January 5, 1998, Robinson-Humphrey met with the management team of the Company at the Company's offices to review the Company's business, historical financial statements and future business prospects at this meeting, the Company provided Robinson-Humphrey with projected income statements prepared by the Company's management for the fiscal years 1998 through 2001 which took into account the estimated effects of the Tinwald and Network Intelligence acquisitions (the "Base Income Projections").


     On January 9, 1998, the Special Committee met and received a report from Powell, Goldstein that, pursuant to conversations with representatives of Rogers & Hardin, legal counsel to WG Holding, it was expected that WG Holding would submit a written proposal to acquire the outstanding Common Stock held by the Public Shareholders in the near future. During that meeting, the members of the Special Committee discussed the fact that the Company expected to complete the Tinwald and Network Intelligence acquisitions in the near future and discussed the possible impact these acquisitions might have on the Company and the market price of the Company's Common Stock.

     On January 9, 1998, the Special Committee received a written proposal from WG Holding to acquire, through a merger, all of the outstanding Common Stock of the Company held by the Public Shareholders at a cash price of $13.00 per share (the "WG Holding Proposal").

     On January 12, 1998, the Company issued a press release that disclosed the WG Holding Proposal and also stated that the WG Holding Proposal had been referred to the Special Committee for review and evaluation.

     On January 13, 1998, the Special Committee held a meeting to discuss the WG Holding Proposal and to determine the actions which should be taken in response to the WG Holding Proposal. Representatives of Powell, Goldstein and Robinson-Humphrey participated in the meeting. Robinson-Humphrey reported that although Robinson-Humphrey had begun to assemble information regarding the Company, other comparable publicly-traded companies and comparable merger and acquisition transactions in anticipation of receiving the WG Holding Proposal, Robinson-Humphrey was not in a position to provide an evaluation of the WG Holding Proposal at that time, but expected to be able to do so shortly. The Special Committee and Robinson-Humphrey discussed the process which Robinson-Humphrey would undergo in order to advise the Special Committee concerning the WG Holding Proposal.


     On January 14, 1998, Broadview received from the Company a copy of the signed Memorandum of Understanding relating to the Company's acquisition of Tinwald and the Base Income Projections.

     On January 20, 1998, the Special Committee held a meeting in which representatives of Powell, Goldstein and Robinson-Humphrey participated. At the January 20 meeting, Robinson-Humphrey provided the Special Committee with a report outlining its preliminary analysis of the Company (the "Robinson-Humphrey January Report"). See " -- Reports of Special Committee's Financial Advisor." During the January 20, 1998 meeting, Robinson-Humphrey stressed that its analysis of the Company was an ongoing process and that the information then provided to the Special Committee was very preliminary in nature. Robinson-Humphrey discussed with the Special Committee the results of its preliminary analysis and the valuation methodologies employed by Robinson-Humphrey, which included a comparison to comparable publicly-traded companies, an analysis of comparable merger and acquisition transactions, an analysis of premiums paid for minority interest acquisitions in going private transactions and a discounted cash flow analysis based on the Base Income Projections. The Special Committee questioned Robinson-Humphrey concerning the assumptions made in connection with its preliminary analysis and the facts on which the assumptions were based. Following its discussions with Robinson-Humphrey, the Special Committee noted that much of Robinson-Humphrey's analysis was based upon the Base Income Projections. After further discussion, it was observed that it would be desirable if a meeting could be held with Messrs. Chastelet and Kuthe to discuss the Base Income Projections considered by Robinson-Humphrey in its preliminary analysis, the assumptions underlying them and the support for such assumptions, in order to permit the Special Committee and Robinson-Humphrey, working together, to reach a better understanding of the Base Income Projections and the risks associated with their attainability.


     On February 3, 1998, the members of the Special Committee and representatives of Robinson-Humphrey met with five members of the Company's management team, including Messrs. Chastelet and Kuthe. At that meeting, the Base Income Projections, the assumptions underlying such projections and the support for such projections were discussed in detail, and additional information was provided to Robinson-Humphrey and the Special Committee relevant to Robinson-Humphrey's analysis of the Company. After the meeting with the Company's management team, the Special Committee met with representatives of Powell, Goldstein and Robinson-Humphrey. The information provided by Messrs. Chastelet and Kuthe and other members of management was discussed and Robinson-Humphrey advised the Special Committee of the range of values which it believed was supported by such information and other information which Robinson-Humphrey deemed relevant and considered. Based upon this discussion and solely for the purpose of presenting a counter proposal and initiating negotiations with WG Holding, the Special Committee determined to advise WG Holding that it was prepared to recommend favorably an acquisition of the Common Stock held by the Public Shareholders at a price in a range of $19.00 to $23.00 per share. This price range per share was communicated by Powell, Goldstein to Rogers & Hardin on February 5, 1998. The Special Committee did not request Robinson-Humphrey to provide, and Robinson-Humphrey did not provide, a range of prices per share within which it could render a fairness opinion nor a price per share below which Robinson-Humphrey would be unable to render a favorable fairness opinion.


     On February 12, 1998, Broadview and Robinson-Humphrey discussed via telephone certain principles and methodologies underlying the valuation of the Company. Broadview explained that in connection with its valuation it had used the Preliminary Forecasts without taking into account the effects of the Tinwald and Network Intelligence acquisitions. Robinson-Humphrey indicated that its valuation did reflect the estimated effects of these acquisitions, as well as the Company's revised business and financial outlook as reflected in the Base Income Projections.

     Thereafter, the members of the Special Committee learned, through various sources, including information provided by Robinson-Humphrey based upon its conversations with representatives of Broadview, that although WG Holding had access to the Base Income Projections, the projections actually relied upon by WG Holding and Broadview in developing the WG

Holding Proposal may have differed from the Base Income Projections. In an effort to provide Broadview with an opportunity to receive the same information that had been provided to Robinson-Humphrey and the Special Committee, a meeting was arranged at the Company among representatives of Broadview and management of the Company. A representative of Robinson-Humphrey also attended the meeting, which took place on February 24, 1998.


     At this meeting, Broadview and the Company's management team discussed the financial and operational outlook for the Company. In particular, Broadview obtained additional information regarding the financial impact of the acquisition of Tinwald, the timing and strategy of the Company's new product launches necessary to sustain the growth forecasted by management, and the Company's ongoing negotiations to acquire Network Intelligence. At this meeting, the Company's management discussed with Broadview the Base Income Projections and the underlying assumptions. The Company also provided Broadview with detailed historical, year-to-date and projected financial data, including statistics related to revenue and profitability by product as well as the Company's order book.

     Following the February 24 meeting, WG Holding and Broadview jointly reviewed the information provided to Broadview. Based on the historical data provided by the Company, Broadview performed sensitivity analyses with respect to the Base Income Projections. As a result of these analyses and Broadview's and WG Holding's review of the information provided by the Company, the Base Income Projections were adjusted by WG Holding and Broadview to reflect their belief that (i) trends in actual monthly financial results through January 1998 did not support the Base Income Projections, (ii) expenditures in connection with establishing a sales and marketing infrastructure for the launch of new software oriented products would likely exceed those included in the Base Income Projections, (iii) expenditures relating to research and development would likely exceed those included in the Base Income Projections and (iv) the timing of new product launches would not sustain the forecasted growth reflected in the Base Income Projections. Based on these contingencies, qualified with the assistance of WG Holding, Broadview adjusted the Base Income Projections to take into account these contingencies (the "Adjusted Income Projections").


     After the February 24 meeting, the Special Committee scheduled a meeting for March 11, 1998, to be held at the offices of Powell, Goldstein and to be attended by the available directors of the Company and representatives of Powell, Goldstein, Rogers & Hardin and Moore & Van Allen, PLLC, counsel for the Company ("Moore & Van Allen"). The purpose of the meeting was to allow the members of the Special Committee to negotiate with representatives of WG Holding concerning the price per share contained in the WG Holding Proposal.


     On March 6, 1998, the Special Committee met with representatives of Robinson-Humphrey and representatives of Powell, Goldstein. Robinson-Humphrey reported to the Special Committee concerning the February 24 meeting among Broadview and management of the Company, which had been attended by a representative of Robinson-Humphrey. The Special Committee determined, based on the discussions which took place at the March 6, 1998 meeting, that it would follow a strategy of commencing negotiations with WG Holding regarding the price per share of Common Stock to be paid by WG Holding, recognizing that, based on the lack of an affirmative response from WG Holding to the Special Committee's initial counter proposal of $19.00 to $23.00 per share, a lower price probably would have to be agreed to in order for an agreement to be reached with WG Holding. The Special Committee determined that, in the initial stage of such negotiations, it would advise WG Holding that it continued to believe a purchase price in the range of $19.00 to $23.00 per share was appropriate in order possibly to elicit a counter proposal from WG Holding. The Special Committee was advised by Robinson-Humphrey that it was prepared to support a price of less than $19.00 per share as being fair, from a financial point of view, to the Public Shareholders, although no particular minimum price was discussed. The members of the Special Committee then discussed the agenda for the March 11 meeting and asked Robinson-Humphrey to prepare a report that contained a summary and selective analyses (the "Robinson-Humphrey March Report") which the Special Committee could use in its negotiations with WG Holding at that meeting.

     On March 9, 1998 Broadview submitted additional discussion materials (the "March Broadview Report") to WG Holding which discussed the most recent information and summarized the results of various valuation analyses based on the Adjusted Income Projections. The March Broadview Report included a number of analyses which separately reviewed the analyses included in the December Broadview Report. On March 10, 1998, Rogers & Hardin provided a copy of the March Broadview Report to Powell, Goldstein. The March Broadview Report contained a range of values from $7.34 to $15.82 per share for the Common Stock held by the Public Shareholders. See " -- Position of WG Holding as to Fairness of the Merger -- Reports of WG Holding's Financial Advisor."

     On March 10, 1998, the Special Committee provided WG Holding with a copy of the Robinson-Humphrey March Report prepared for the Special Committee. The Robinson-Humphrey March Report contained a range of values from $15.10 to $34.68 per share for the Common Stock held by the Public Shareholders based on the Base Income Projections and selective analyses used by Robinson-Humphrey in that report. See " -- Reports of Special Committee's Financial Advisor."

     All of the directors of the Company (except Messrs. Wandel and Simmross), Mr. Kuthe and representatives of Powell, Goldstein, Rogers & Hardin and Moore & Van Allen attended the meeting on March 11, 1998. During this meeting Messrs. Chastelet and Kuthe summarized the basis for the Base Income Projections and the principal underlying assumptions. Representatives of WG Holding advised the meeting participants that WG Holding did not believe that the Base Income Projections would be attained by the Company, that WG Holding had discounted such projections, and explained the basis used for WG Holding's adjustments to the Base Income Projections. WG Holding made available to the directors the Adjusted Income Projections and a copy of the March Broadview Report prepared for WG Holding by Broadview based upon such projections. The Special Committee delivered to the directors a copy of the Robinson-Humphrey March Report. Discussions occurred regarding the Base Income Projections and the Adjusted Income Projections and the respective valuation methodologies used by Robinson-Humphrey and Broadview. The meeting was recessed on several occasions to permit Messrs. Wagner and Schmid, as representatives of WG Holding, and its legal counsel, and the Special Committee, and its legal counsel, to meet separately to evaluate the status of the discussions. After a separate conference between the members of the Special Committee and Messrs. Wagner and Schmid, the meeting was reconvened and the Special Committee advised WG Holding that the Special Committee was prepared to recommend a price of $17.50 per share, based upon (i) the Special Committee's belief after discussions with representatives of WG Holding, that WG Holding would not pay a higher price and
(ii) the Special Committee's belief, based in part on the verbal advice of Robinson-Humphrey, that such price was fair. Mr. Wagner replied on behalf of WG Holding that $17.50 per share was not acceptable, but WG Holding would be prepared to pay $15.82 per share if such an offer would allow the parties to promptly conclude the price negotiations. After a brief discussion, WG Holding and the Special Committee determined that further discussions at that time would not be productive and the meeting adjourned.


     After the March 11 meeting, the Special Committee asked Robinson-Humphrey to prepare a set of income projections representing an average of the Base Income Projections and the Adjusted Income Projections in order to allow Robinson-Humphrey and Broadview to analyze a version of the Company's projections representing a balanced approach between the Base Income Projections and the Adjusted Income Projections. The projections prepared by Robinson-Humphrey (the "Average Income Projections") were provided to Broadview and the Special Committee. On several occasions after March 11, Robinson-Humphrey and Broadview had discussions concerning the Average Income Projections, the impact of utilizing the Average Income Projections on the valuation methodologies employed by Robinson-Humphrey and Broadview and certain other matters regarding the valuation of the Company's shares and the assumptions that each financial advisor made in connection with their respective valuations. The matters discussed included the most recent information about the Company's business situation, the financial forecasts used in the valuations, the selection of publicly traded companies as comparables and the selection of transactions involving comparable target companies as merger and acquisition transaction comparables.

     During the same time period, Mr. Pospisil, acting on behalf of the Special Committee, had several telephone conversations with representatives of WG Holding in an effort to determine if WG Holding would increase the price per share which it had offered during the March 11 meeting. During these discussions, representatives of WG Holding advised Mr. Pospisil that WG Holding was prepared to pay $15.90 per share but that, if this was not promptly accepted by the Special Committee, WG Holding would withdraw its offer and abandon its efforts to acquire the shares of Common Stock held by the Public Shareholders. On March 17, 1998, Mr. Pospisil advised Mr. Topol and Powell, Goldstein of the new price per share offered by WG Holding and the position taken by WG Holding concerning its offer. The Special Committee and Powell, Goldstein inquired of Robinson-Humphrey whether it could issue a fairness opinion with respect to a price of $15.90 per share and Robinson-Humphrey advised the Special Committee that it was prepared to do so. Mr. Pospisil advised representatives of WG Holding that the Special Committee would agree to a price of $15.90 per share. A meeting of the Board of Directors of the Company was scheduled for March 18, 1998.

     On March 18, 1998, the Board held a telephonic meeting in which all of the directors participated. Also participating were Mr. Kuthe and representatives of Moore & Van Allen, Rogers & Hardin and Powell, Goldstein. Mr. Topol, as Chairman of the Special Committee, reported that the Special Committee had concluded that a cash price of $15.90 per share of Common Stock was fair to the Public Shareholders in connection with the merger transaction proposal received from WG Holding. Mr. Wagner, on behalf of WG Holding, confirmed that WG Holding had agreed to the cash price of $15.90 per share. Mr. Topol reported that Robinson-Humphrey had orally confirmed to the Special Committee that, in its opinion, the cash price of $15.90 per share was fair to the Public Shareholders from a financial point of view. Representatives from each of the Special Committee and WG Holding noted that their willingness to support the $15.90 price per share was subject to reaching agreement on the terms of a definitive Merger Agreement. The Company issued a press release on March 18, 1998 announcing the agreement as to price reached between the Special Committee and WG Holding.

     A special meeting of the Board was held on March 28, 1998 at the offices of Powell, Goldstein. All of the members of the Board were present. Also present at the meeting were Mr. Kuthe and representatives of Robinson-Humphrey, Moore & Van Allen, Powell, Goldstein, and Rogers & Hardin. Prior to the meeting, the Board members were furnished a copy of the Merger Agreement and the Investment Banking Presentation of Robinson-Humphrey dated March 28 1998, containing the analyses conducted by Robinson-Humphrey supporting its opinion that the Cash Merger Consideration was fair, from a financial point of view, to the Public Shareholders (the "Robinson-Humphrey Evaluation Report"). At the meeting:

      (a) A representative of Rogers & Hardin reviewed with the Board the principal terms of the Merger Agreement and the Board considered the amount and sources of funding to consummate the merger and other transactions contemplated by the Merger Agreement;

      (b) Each director disclosed the nature and extent of any direct or indirect interest that he had in the proposed merger transaction after being advised by counsel to the Company of the director conflict of interest provisions of the North Carolina Business Corporation Act;

      (c) The Board determined, upon the advice of a representative of Moore & Van Allen, that Messrs. Topol and Pospisil did not have a direct or indirect interest in WG Holding, WGMC or any other affiliate of WG Holding (other than as a result of their service as a director of the Company) and that their interests in the proposed merger and the transactions contemplated by the Merger Agreement were aligned with the interests of the Public Shareholders and the holders of outstanding options under the Company's stock option plans;

      (d) Mr. Topol provided the Board with a report of the activities of the Special Committee from the time of its formation in November 1997 to March 28, 1998, which report summarized the activities of the Special Committee as discussed above;

      (e) Mr. Topol summarized the principal reasons (which are set forth under "The Special Committee's and the Board's Recommendation -- Special Committee") why the Special Committee was recommending approval of the Merger Agreement as fair to the Public Shareholders and advised the Board that the Special Committee recommended approval of the Merger Agreement;

      (f) A representative of Robinson-Humphrey made a presentation to the Board explaining the Robinson-Humphrey Evaluation Report and read the fairness opinion that Robinson-Humphrey had prepared for the Special Committee (see Appendix B to this Proxy Statement), noting that Robinson-Humphrey's fairness opinion was also being provided for the benefit of the Board;

      (g) Members of the Board discussed the reasons why, in their view, it was in the best interests of the Company and the Public Shareholders to approve the Merger Agreement and proceed with the proposed merger (which reasons are summarized below under " -- Purpose and Reasons for the Merger"); and

      (h) Based on their consideration of the foregoing, the Board adopted resolutions that determined that the Merger Agreement and the Merger and other transactions contemplated by the Merger Agreement were in the best interests of the Company and its shareholders and that the terms of the Merger Agreement, including the Cash Merger Consideration, were fair to the Public Shareholders, approved the Merger Agreement and recommended that the Merger Agreement be approved by the Company's shareholders.


      Prior to the presentation of the Robinson-Humphrey Evaluation Report to the Board, the members of the Special Committee met privately with representatives of Robinson-Humphrey and Powell, Goldstein to review and discuss the Robinson-Humphrey Evaluation Report.



The Special Committee's and the Board's Recommendation

     The Special Committee


     The Special Committee, in reaching its conclusion that the Merger is fair to, and in the best interest of, the Public Shareholders, and in determining to recommend approval of the Merger Agreement to the Board, considered a number of factors including the following, which were all of the material factors considered by the Special Committee:

     (i) The Special Committee's knowledge of the business, financial condition, results of operations and prospects of the Company. The members of the Special Committee took into account the members' knowledge of the Company's affairs, including the present and possible future economic and competitive environment in which the Company operates its business, which the members believed tended to support the fairness of the terms of the Merger;

     (ii) The terms of the Merger Agreement, including without limitation, the amount and form of consideration; the nature of the parties' representations, warranties, covenants and agreements; and the conditions to the obligations of WG Holding, WGMC and the Company. In this regard, the Special Committee viewed favorably the fact that the Cash Merger Consideration will result in cash payments to the Public Shareholders, rather than consideration consisting in whole or in part of stock or debt of WG Holding and the fact that the Merger Agreement contained a limited number of representations and warranties by the Company and a limited number of conditions to the closing of the Merger, thus making consummation of the transaction more likely than one in which the agreement imposed more significant conditions to consummation;


     (iii) The Special Committee's conclusion, based on the course of the negotiations, that the Cash Merger Consideration was the highest price attainable, particularly in light of the fact that, as discussed in (viii) below, WG Holding was unwilling to consider any third party transactions for the Company. Accordingly, the Special Committee did not conduct any process to determine potential interest in such a transaction on the part of any third party. This conclusion was the result of the Special Committee's negotiations with WG Holding in an attempt to obtain the highest possible price;


     (iv) The fact that the Cash Merger Consideration represented (i) a 59.0% premium over the last reported sales price of the Common Stock on November 18, 1997, the day immediately preceding the public announcement that WG Holding might submit the WG Holding Proposal, (ii) a 67.4% premium over the last reported sales price of the Common Stock one week prior to such date and (iii) a 51.4% premium over such price four weeks prior to such date, which premiums tended, in the view of the Special Committee, to support the fairness of the Cash Merger Consideration to the Public Shareholders;


     (v) The oral and written presentations of Robinson-Humphrey to the Special Committee on January 20, 1998, March 10, 1998 and March 28, 1998, and the written opinion of Robinson-Humphrey dated March 28, 1998 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Cash Merger Consideration was fair, from a financial point of view, to the Public Shareholders. The Special Committee considered the written opinion of Robinson-Humphrey dated March 28, 1998 to be significant positive support for the Special Committee's conclusion as to the fairness of the Cash Merger Consideration to the Public Shareholders. See " -- Opinion of the Special Committee's Financial Advisor." The opinion of Robinson-Humphrey is attached hereto as Appendix B to this Proxy Statement. The shareholders of the Company are urged to read such opinion carefully in its entirety;

     (vi) The stock price and trading volume history of the Common Stock and the fact that such shares are thinly traded. In its analysis, the Special Committee placed less reliance upon such factors than others discussed herein because the Special Committee did not believe that historical market prices for the Common Stock reflected a full and complete understanding of the Company and its industry and, further, that such prices were reflective of a thin trading market influenced by small transactions in such stock;


     (vii) The fact that the Cash Merger Consideration represents a 3.6 multiple to pro forma book value per share of Common Stock at December 31, 1997 after giving effect to the $6.3 million write-down of purchased technology then expected to be recorded in the quarter ended March 31, 1998, which the Special Committee viewed as supporting the fairness of the Cash Merger Consideration to the Public Shareholders;

     (viii) The unwillingness of WG Holding to consider a sale of the Company or to engage in other alternative transactions with respect to the Company (as a result of which the Special Committee did not solicit third party bids for the Company). This position of WG Holding, which the Special Committee considered to be a negative factor in its evaluation of the fairness of the Merger, led the Special Committee to conclude that there was no opportunity to solicit a competitive bid for the Company and that either a mutually satisfactory agreement between the Company and WG Holding would be reached, or the offer by WG Holding would be withdrawn, as discussed in (ix) below;

     (ix) WG Holding's advice to the Special Committee, which the Special Committee assumed to be correct, that WG Holding would withdraw its offer of $15.90 per share of Common Stock and abandon its efforts to acquire the Common Stock held by the Public Shareholders, if an agreement were not reached at that price. The Special Committee believed that this circumstance indicated that it had negotiated the best price that could be obtained in its negotiations with WG Holding. The Special Committee was also influenced in its decision to accept a price of $15.90 per share by the likelihood that the trading prices for the Common Stock would fall to the pre-November 18, 1997 level of approximately $9.00, and possibly lower, and that the Common Stock might trade in that price range for an indefinite period of time thereafter. The Special Committee believed that this possible result if WG Holding's offer were withdrawn tended to support the Special Committee's conclusion as to the fairness of the Cash Merger Consideration to the Public Shareholders;

     (x) The Special Committee's view that, inasmuch as the Public Shareholders represent a minority ownership position in the Company and that the long term objectives of WG Holding may not be aligned with the interests of the Public Shareholders, a sale by the Public Shareholders at a fair price was in their best interests and supports the Special Committee's conclusion as to the fairness of the Cash Merger Consideration to the Public Shareholders; and

     (xi) The availability of Dissenters' Rights to dissenting shareholders in the Merger, which the Special Committee viewed positively in making its recommendation inasmuch as any of the Public Shareholders who believe that the Cash Merger Consideration is unfair may avail themselves of this alternative method of determining the "fair value" of the Common Stock owned by them. See "Rights of Dissenting Shareholders."


     In light of the number and variety of factors the Special Committee considered in connection with its evaluation of the Merger, the Special Committee did not quantify or otherwise attempt to assign relative weights to the foregoing factors. The Special Committee collectively made its determination with respect to the Merger Agreement based on the unanimous conclusion reached by its members that the Merger Agreement, in light of the factors that each of them individually considered appropriate, is fair to, and in the best interest of, the Company and the Public Shareholders.


     The Special Committeee took note of the fact that the Robinson-Humphrey opinion dated March 28, 1998 was based primarily on the Average Income Projections and not the Base Income Projections. The Special Committee believes that the use of the Average Income Projections, which took into account a portion of WG Holding's proposed downward adjustments in the Base Income Projections based on uncertainties relating to timing and market acceptance of planned new product releases, were reasonable.


     Although the Special Committee did consider historical trading prices of the Common Stock, the Special Committee did not consider trading prices of the Common Stock for the period following the announcement of the WG Holding Proposal, because the Special Committee believed that such prices reflected anticipation of the possibility of the purchase by WG Holding of the Common Stock held by the Public Shareholders. In addition, the Special Committee did not consider the Cash Merger Consideration as compared to any implied liquidation value because the Company is not in a liquidation mode and will be operated by WG Holding as a going concern following the Merger.


     In its evaluation of the Merger, the Special Committee took note of the interests of various members of the Board. See "Special Factors -- Interests of Certain Persons in the Merger". The Special Committee believed that all such interests had been fully disclosed and was of the view that none of such disclosed interests should affect its conclusion and recommendations with respect to the Merger.

     The Special Committee did not consider the Shareholder Litigation in evaluating the fairness of the WG Holding Proposal during its deliberations or negotiations with representatives of WG Holding. The Special Committee believed that the allegations made in the Shareholder Litigation were unfounded given, among other things, the fact that such litigation commenced prior to any substantive consideration of the WG Holding Proposal by the Special Committee, any discussions between the Special Committee and Robinson-Humphrey regarding the Company's value, and any negotiations between the Special Committee and representatives of WG Holding with respect to the WG Holding Proposal. See " -- Certain Litigation." In considering the various prices reflected in the Robinson-Humphrey January Report and the Robinson-Humphrey March Report that exceeded $15.90 per share, the Special Committee noted that these prices were established primarily to facilitate negotiation of an increase in the price proposed by WG Holding and that such prices did not represent prices at which the Special Committee could reach an agreement with WG Holding.


     The Special Committee believes that the Merger is procedurally fair because:

     (i) The Special Committee consisted of disinterested directors appointed to represent the interests of, and to negotiate on an independent basis with WG Holding (as if WG Holding were an unaffiliated third party) on behalf of, the Company and the Public Shareholders;

     (ii) The Special Committee retained and was advised by independent legal counsel;

     (iii) The Special Committee retained Robinson-Humphrey as its independent financial advisor to assist it in evaluating the proposed Merger; and

     (iv) The Cash Merger Consideration and the other terms and conditions of the Merger resulted from arms length negotiations between the Special Committee and WG Holding.

     Although the Special Committee considered conditioning the Merger upon approval of a majority of the votes entitled to be cast by the Public Shareholders (a "majority of the minority vote"), the Special Committee determined that in light of the foregoing factors, the Merger is procedurally fair to the Public Shareholders without a majority of the minority vote.


     See "Certain Forward Looking Information" for summaries of the Base Income Projections, the Adjusted Income Projections and the Average Income Projections.



     The Board


     At a special meeting of the Board on March 28, 1998, at which all members were present, the Board unanimously approved the Merger Agreement, concluded that the Cash Merger Consideration is fair to the Public Shareholders and recommended that it be submitted to the Company's shareholders for approval. The Board recommends that the Public Shareholders approve the Merger Agreement. In their consideration of the Merger Agreement, the Board adopted the analysis and conclusions of the Special Committee with respect to the fairness of the Merger Agreement and believes that the Merger Agreement and the Merger are both procedurally and substantively fair to the Public Stockholders.

     Although all the directors voted in favor of the Merger Agreement at the March 28 meeting, Messrs. Topol and Pospisil, who also constituted the Special Committee, were the only disinterested directors who voted in favor of the Merger Agreement. At this meeting, the Board was advised by a representative of Moore & Van Allen that the approval of the Merger Agreement by the entire Board did not affect the validity of the Board's action because the Merger Agreement was also approved by two disinterested directors who had been fully apprised at the meeting of the direct or indirect interests in the Merger of the other directors. See " -- Background of the Merger."

     In considering the fairness of the Merger Agreement, the Special Committee and the Board did not consider the liquidation value of the Company because WG Holding had advised the Special Committee and the Board that it intended to continue to operate the Company as a going concern after the Merger. In the opinion of management, the liquidation value of the Company would be substantially below the Cash Merger Consideration due to, among other factors, the Company's limited amount of tangible assets, the cost of disposing of inventory and the severance expense associated with the termination of employees.


Reports of Special Committee's Financial Advisor

     Robinson-Humphrey January Report

     As discussed under " -- Background of the Merger," Robinson-Humphrey provided the Special Committee with a report on January 20, 1998 that contained a preliminary analysis of the Company solely for the purpose of enabling the Special Committee to develop a counterproposal to the WG Holding Proposal and initiate negotiations with respect to the price to be paid by WG Holding for the Common Stock held by the Public Shareholders. Robinson-Humphrey's January Report was very preliminary in nature and the Special Committee was advised by Robinson-Humphrey that its valuation process was ongoing and that further analysis would be required to enable Robinson-Humphrey to reach any conclusions as to the fairness of the price, if any, that might ultimately be acceptable to WG Holding and the Special Committee. In preparing the Robinson-Humphrey January Report, Robinson-Humphrey relied upon the accuracy and completeness of the financial information provided to it up to January 20, 1998 without independent verification, including in particular the Base Income Projections, and assumed that the Base Income Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. The equity values derived by Robinson-Humphrey from the analyses included in the Robinson-Humphrey January Report were not intended to reflect and did not reflect Robinson-Humphrey's or the Special Committee's estimate of the value of the Company as a going concern or of the value of the Common Stock held by the Public Stockholders. In addition, the Robinson-Humphrey January Report was not a fairness opinion and Robinson-Humphrey did not render an opinion, either orally or in writing, to the Special Committee on January 20, 1998 with respect to the fairness of any cash price to be paid for the Common Stock held by the Public Shareholders.

     The following is a summary of the analyses performed by Robinson-Humphrey in preparing the Robinson-Humphrey January Report:

     Historical Stock Price Analysis. Robinson-Humphrey analyzed the prices at which the Common Stock of the Company traded after its initial public offering on April 8, 1994. In calendar 1994, the high price was $16.13 and the low price was $8.38. In calendar 1995, the high price was $20.75 and the low price was $9.00. In calendar 1996, the high price was $31.50 and the low price was $9.00. In calendar 1997, the high price was $30.25 and the low price was $8.50. In calendar 1998, as of January 15, 1998, the high price was $13.38 and the low price was $12.75. Over the period from April 8, 1994 to January 15, 1998, Robinson-Humphrey observed that more than 51% of the outstanding shares were traded in a price range of $8.00 to $12.40. Over the period from January 1, 1997 to January 15, 1998, Robinson-Humphrey observed that more than 70% of the outstanding shares were traded in a price range of $8.00 to $12.40.

     Valuation Summary of Selected Comparable Publicly-Traded Companies. Robinson-Humphrey reviewed and compared certain financial operating and stock market information of the Company and two groups of publicly-traded companies in the network solutions industry. The Network Analysis publicly-traded companies included in Robinson-Humphrey's analysis were Applied Digital Access, Inc., Concord Communications, Inc., Digital Lightwave, Inc., Hewlett-Packard Company, Network Associates, Inc. RADCOM Ltd., Tekelec, Inc. and Tektronix, Inc. The Network Management and Equipment publicly-traded companies included in Robinson-Humphrey's analysis were Dynatech Corp., Fluke Corp., GenRad, Inc., Keithley Instruments, Inc., MicroTest, Inc., Objective Systems Integrators, Inc., Retix Corp., TCSI Corporation, Teradyne, Inc., Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Inc. and 3Com Corp. Robinson-Humphrey calculated, among other things, current market price as a multiple of: (i) book value; (ii) estimated calendar 1997 earnings per share ("EPS"); (iii) estimated calendar 1998 EPS; and (iv) estimated calendar 1999 EPS. The calendar 1997, 1998 and 1999 EPS estimates were based on the mean of publicly available earnings estimates made by research analysts as provided by First Call Investor Service. In addition, Robinson-Humphrey calculated for each of the publicly-traded companies, firm value (market capitalization plus debt minus cash) as a multiple of: (i) their respective last twelve months revenues; (ii) latest twelve months EBITDA; and (iii) latest twelve month EBIT. Robinson-Humphrey averaged the multiples of the publicly-traded comparable companies in order to apply these multiples to the Company's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values.

     Based on the average of the range of the multiples of the current market price to estimated calendar year 1998 and 1999 EPS of the Network Analysis companies, Robinson-Humphrey derived implied equity values of $16.35 per share and $21.23 per share, respectively, for the Common Stock. Based on the average of the range of multiples of the current market price to book value of the Network Analysis companies, Robinson-Humphrey derived an equity value of $25.09 per share for the Common Stock. Because the Company incurred a net loss for calendar 1997, Robinson-Humphrey determined that applying multiples of the current market price to calendar year 1997 EPS of the Network Analysis companies to the Company would not be meaningful. Based on the average of the range of firm values as a multiple of calendar 1997 revenues of the Network Analysis companies, Robinson-Humphrey derived an implied equity value of $29.48 per share for the Common Stock. Because the Company did not generate positive EBITDA or EBIT for calendar 1997, Robinson-Humphrey determined that deriving an implied equity value for the Common Stock based on these measures of the Company's performance would not be meaningful.

     Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using the Base Income Projections for the Company for fiscal years 1998 through 2001. For the purpose of completing the discounted cash flow analysis, Robinson-Humphrey projected financial results for the Company for fiscal year 2002, assuming 20% revenue growth from fiscal year 2001 revenue and margins equivalent to those margins projected by the Company for fiscal year 2001. Using the discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future cash flows of the Company set forth in these projections. Robinson-Humphrey calculated the net present value of free cash flows (defined as earnings before interest after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for the fiscal years ended September 30, 1998 through 2002 using discount rates ranging from 15.0% to 27.5%. Robinson-Humphrey calculated the Company's terminal values in fiscal 2002, based on multiples ranging from 6.0x to 11.0x projected fiscal 2002 EBIT. Using a discount rate of 20% and a terminal value of 8.0x projected fiscal 2002 EBIT, the discounted cash flow analysis resulted in a valuation of $18.87 per share for the Common Stock. Robinson-Humphrey also calculated the Company's terminal values in fiscal 2002, based on multiples ranging from 4.0x to 7.0x projected fiscal 2002 EBITDA. Using a discount rate of 20% and a terminal value of 6.0x projected fiscal 2002 EBITDA, the discounted cash flow analysis resulted in a valuation of $17.72 per share for the Common Stock.

     Comparable Merger and Acquisition Transaction Analysis. Robinson-Humphrey reviewed and compared 20 selected mergers and acquisitions in the network solutions industry in relation to certain financial data of the Company. The transactions reviewed included: (i) Clayton Dubilier's proposed acquisition of Dynatech Corp; (ii) McAfee Associates, Inc.'s acquisition of Network General Corp.; (iii) Tivoli Systems, Inc.'s acquisition of Unison Software; (iv) Network General Corp.'s acquisition of Cinco Networks, Inc.; (v) Ascend Communications, Inc.'s acquisition of Cascade Communications Corp.; (vi) 3Com Corp.'s acquisition of US Robotics Corp.; (vii) Network General Corp.'s acquisition of 3DV Technology; (viii) Compaq Computer Corp.'s acquisition of Microcom, Inc.; (ix) Dynatech Corp.'s acquisition of Intronix Corp.;

(x) McAfee Associates, Inc.'s acquisition of FSA Corp.; (xi) Computer Sciences Corp.'s acquisition of Continuum Co., Inc.; (xii) McAfee Associates, Inc.'s acquisition of Vycor Corp.; (xiii) Dynatech Corp.'s acquisition of Snyergistic Solutions, Inc.; (xiv) IBM Corp's acquisition of Tivoli Systems, Inc.; (xv) Microtest Inc.'s acquisition of Hotware, Inc.; (xvi) Adobe Systems Inc.'s acquisition of Frame Technology Corp; (xvii) McAfee Associates, Inc.'s acquisition of Saber Software Corp.; (xviii) Microcom, Inc.'s acquisition of Extension Technology Corp.; (xix) Sybase, Inc.'s acquisition of Powersoft Corp.; and (xx) McAfee Associates, Inc.'s acquisition of Brightwork Development. Robinson-Humphrey calculated, among other things, equity purchase price as a multiple of: (i) book value; (ii) historical net income; and (iii) projected net income, and firm value (equity purchase price plus debt less cash) as a multiple of: (i) revenues; (ii) EBITDA; and (iii) EBIT. Robinson-Humphrey also calculated the premiums paid on the closing price of the target's shares at one day, one week and four weeks, prior to the announcement. Robinson-Humphrey averaged the multiples for the comparable merger and acquisition transactions in order to apply these multiples to the Company's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values.

     Applying the foregoing methodology to the Company's pro forma book value at December 31, 1997 and the Company's calendar 1997 revenues, Robinson-Humphrey derived implied equity values for the Common Stock of $34.68 per share and $34.47 per share, respectively. Because the Company incurred a net loss for calendar 1997 and did not generate positive EBITDA or EBIT in calendar 1997, Robinson-Humphrey determined that applying the foregoing methodology to these measures of the Company's performance would not be meaningful.

     Minority Interest Buy-Out Analysis. Robinson-Humphrey prepared an analysis of the premiums paid in 39 pending and completed minority interest acquisitions by majority interest holders occurring since June 1992. Such transactions were
(i) Texas Industries, Inc./Chaparral Steel Co.; (ii) Orion Capital Corp./Guaranty National Corp.; (iii) Gold Kist/Golden Poultry Company; (iv) Anthem, Inc./Accordia, Inc.; (v) National Patent Development/General Physics Corp.; (vi) Mafco Holdings, Inc./Mafco Consolidated Group; (vii) JW Childs Equity Partners/Central Tractor Farm & Country; (viii) Andrews Group, Inc./Toy Biz, Inc.; (ix) Monsanto Co./Calgene, Inc.; (x) Renco Group, Inc./ WCI Steel Inc.; (xi) Electromagnetic Sciences/LXE, Inc.; (xii) CUS Acquisition, Inc./Customedix Corp.; (xiii) Chemed Corp./Roto-Rooter, Inc.; (ix) Seaboard Acquisition Partners/Seaboard Oil Co.; (x) Novartis AG/SyStexix, Inc.; (xi) Equity Holdings Ltd./Great American Mgmt. & Inv. Inc.; (xii) COBE Laboratories/REN Corp-USA; (xiii) Investor Group/NCP International; (xiv) Genzyme Corp./IG Laboratories, Inc.; (xv) SCOR/SCOR US Corp.; (xvi) Investor Group/Syms Corp.; (xvii) Berkshire Hathaway, Inc./GEICO Corp.; (xviii) Club Meditarranee SA/Club Med Inc.; (xix) BIC SA/Bic Corp.; (xx) Fleet Financial Group, Inc./Fleet Mortgage Group, Inc.; (xxi) Dole Food Co., Inc./Castle & Cooke Homes, Inc.; (xxii) LinPac Mouldings Ltd./Ropak Corp.; (xxiii) Freeman Spogli & Co./Koll Management Services; (xxvi) Investor Group/LDB Corp.; (xxvii) Investor Group/Enquirer Star Group, Inc.; (xxviii) Investor Group/Forum Group, Inc.; (xxix) REMEC, Inc./Humphrey, Inc.; (xxx) New Marvel Holdings, Inc./Marvel Entertainment Group, Inc.; (xxxi) Dundee Bancorp International/Avalon Corp.; (xxxii) National Mutual Insurance Co.; (xxxiii) Investor Group/United Medical Corp.; (xxxiv) Investor Group/Fretter Inc.; (xv) WR Grace & Co./Grace Energy Corp.; (xvi) Katy Holdings/Katy Industries, Inc.

     Robinson-Humphrey considered, among other factors, the percentage of the target's shares held by the acquirer at the time of the announcement, and the premiums paid based on the closing price of the target's shares at one day, one week and four weeks prior to the announcement. Based on the average of the multiples of the premiums paid in these transactions applied to the closing price of the Common Stock one day, one week and four weeks prior to the Company's public announcement on November 19, 1997 that it had formed the Special Committee in anticipation of receiving a possible proposal from WG Holding to acquire the Common Stock held by the Public Shareholders, Robinson-Humphrey derived an implied equity value for the Common Stock of $13.16 per share, $12.86 per share and $14.62 per share, respectively.


     Robinson-Humphrey March Report

     As discussed under " -- Background of the Merger," the Special Committee asked Robinson-Humphrey on March 6, 1998 to prepare a summary and selective analyses that the Special Committee could use as a negotiating tool in its discussions with WG Holding at a meeting scheduled on March 11, 1998. In preparing the Robinson-Humphrey March Report, Robinson-Humphrey relied upon the accuracy and completeness of the financial information provided to it up to March 11, 1998 without independent verification, including in particular the Base Income Projections, and assumed that the Base Income Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. The summary analyses of the

Company conducted by Robinson-Humphrey and the equity values derived by Robinson-Humphrey included in the Robinson-Humphrey March Report were not intended to reflect and did not reflect Robinson-Humphrey's or the Special Committee's estimate of the value of the Company or of the Common Stock held by the Public Shareholders. In addition, the Robinson-Humphrey March Report was not a fairness opinion, and Robinson-Humphrey did not render an opinion, either orally or in writing, to the Special Committee on March 11, 1998 with respect to the fairness of any cash price to be paid for the Common Stock held by the Public Shareholders.

     The following is a summary of the analyses performed by Robinson-Humphrey in preparing the Robinson-Humphrey March Report.

     Summary of Selected Comparable Company Analysis. Robinson-Humphrey reviewed and compared certain financial, operating and stock market information of the Company and two comparable groups of publicly traded companies in the network solutions industry. The "Network Analysis" publicly-traded companies included in the analysis were Applied Digital Access, Concord Communications, Digital Lightwave, Hewlett-Packard, Network Associates, RADCOM, Tekelec and Tektronix. The "Network Management and Equipment" publicly-traded companies included in the analysis included in the "Network Analysis" companies plus Dynatech, Gluke, GenRad, Keithley Instruments, MicroTest, Objective Systems Integrators, Retix, TCSI, Teradyne, Bay Networks, Cabletron, Cisco and 3Com. Robinson-Humphrey calculated current market price as a multiple of book value and as a multiple of estimated earnings per share ("EPS") for calendar 1998 and 1999. The EPS estimates were based on the mean of publicly available earnings estimates made by research analysts as provided by First Call Investor Service. In addition, Robinson-Humphrey calculated firm value (market capitalization plus debt minus cash) to calendar 1997 revenues for each of the publicly traded companies. Robinson-Humphrey averaged the multiples of the comparable companies in order to apply these multiples to the Company's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed form the relative groupings of the other values.

     Based on the average of the range of calendar 1998 and 1999 price/earnings ratios for the Network Analysis companies, Robinson-Humphrey derived implied values of $19.63 and $24.75 per share, respectively, for the Common Stock. Based on the average of the range of market value to book value multiples of the Network Analysis companies, Robinson-Humphrey derived an implied value of $27.13 per share for the Common Stock. Based on the average of the range of firm values to calendar 1997 revenues multiples of the Network Analysis companies, Robinson-Humphrey derived an implied value of $32.39 per share for the Common Stock.

     Based on the average of the range of estimated calendar 1998 and 1999 price/earnings ratios of the Network Management and Equipment companies, Robinson-Humphrey derived implied values of $15.10 per share and $22.52 per share, respectively, for the Common Stock. Based on the average of the range of current market value to book value multiples of the Network Management and Equipment companies, Robinson-Humphrey derived an implied value of $23.09 per share for the Common Stock. Applying the average of the range of firm value to calendar 1997 revenue multiples of the Network Analysis companies, Robinson-Humphrey derived an implied value of $28.08 per share for the Common Stock.

     Summary of Selected Mergers and Acquisitions. Robinson-Humphrey reviewed and compared 21 selected recent mergers and acquisitions in the Network Solutions industry, including (i) Bay Network's proposed acquisition of Netsation; (ii) Clayton Dubilier's proposed acquisition of Dynatech; (iii) McAfee Associates' acquisition of Network General; (iv) Tivoli Systems' acquisition of Unison Software; (v) Network General's acquisition of Cinco Networks; (vi) Ascend's acquisition of Cascade; (vii) 3Com's acquisition of US Robotics; (viii) Network General's acquisition of 3DV Technology; (ix) Compaq's acquisition of Microcom; (x) Dynatech's acquisition of Itronix; (xi) McAfee Associates' acquisition of FSA; (xii) Computer Sciences' acquisition of Continuum; (xiii) McAfee Associates' acquisition of Vycor; (xiv) Dynatech's acquisition of Synergistic Solutions; (xv) IBM's acquisition of Tivoli Systems;
(xvi) Microtests's acquisition of Hotware; (xvii) Adobe's acquisition of Frame Technology; (xviii) McAfee Associates' acquisition of Saber Software; (xix) Microcom's acquisition of Extension Technology; (xx) Sybase's acquisition of Powersoft; and (xxi) McAfee Associates' acquisition of Brightwork Development. For these selected mergers and acquisitions, Robinson-Humphrey calculated the purchase price as a multiple of book value and firm value as a multiple of latest twelve months revenues. Applying the average of the range of purchase price to book value multiples, Robinson-Humphrey derived an implied value of $34.68 per share for the Common Stock. Based on the average of the range of firm value to latest twelve months revenues, Robinson-Humphrey derived an implied value of $34.47 per share for the Common Stock.

     Robinson-Humphrey also specifically focused on the multiples to book value and latest twelve months revenues for the recent acquisition by McAfee Associates of Network General and the proposed acquisition by Clayton Dubilier of Dynatech. These two transactions involved companies (Network General and Dynatech) which are competitors of the Company. Based on the average of the range of purchase price to book value multiples for these two transactions, Robinson-Humphrey derived an implied value of $23.90 per share for the Common Stock. Based on the average of the range of firm value to latest twelve months revenues multiplies for these transactions, Robinson-Humphrey derived an implied value of $27.07 per share for the Common Stock.

     Summary of Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using the Base Income Projections. For purposes of completing this analysis, Robinson-Humphrey projected financial results for the Company for fiscal 2002, assuming 20% revenue growth from fiscal 2001 and margins equivalent to those projected by the Company for fiscal 2001. Robinson-Humphrey calculated a net present value of free cash flows (defined as earnings before interest after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for fiscal 1998 through 2002 using discount rates ranging from 15% to 27.5%. Robinson-Humphrey calculated the Company's terminal values in fiscal 2002 based on multiplies of fiscal 2002 projected earnings before interest and taxes ("EBIT") ranging from 6.0x to 11.0x. Using a discount rate of 20% and a terminal value multiple of 8.0x fiscal 2002 EBIT, the discounted cash flow analysis produced a valuation of $18.89 per share for the Common Stock.

     The Robinson-Humphrey January Report and the Robinson-Humphrey March Report are not fairness opinions. The only opinion rendered by Robinson-Humphrey with respect to the fairness of the Cash Merger Consideration to the Public Shareholders from a financial standpoint is dated March 28, 1998 and was furnished to the Special Committee and the Board on that date. This opinion is discussed below under " -- Opinion of the Special Committee's Financial Advisor."

     Copies of the Robinson-Humphrey January Report and the Robinson-Humphrey March Report have been filed as exhibits to the Schedule 13E-3. See "Available Information." Such materials are available for inspection and copying at the principal executive offices of the Company during its regular business hours by any shareholder or any representative or a shareholder who has been so designated in writing. A copy of such materials will be provided to any shareholder or any representative of the shareholder who has been so designated in writing upon written request and at the expense of the requesting shareholder or representative.



Opinion of the Special Committee's Financial Advisor

     Background

     On March 28, 1998, Robinson-Humphrey delivered a written opinion to the Special Committee to the effect that, as of such date and based upon and subject to certain matters, the Cash Merger Consideration to be received by the Public Shareholders of the Company pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

     The full text of Robinson-Humphrey's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B. Shareholders are urged to read the opinion carefully and in its entirety. Robinson-Humphrey's opinion is directed only to the consideration to be received by the Public Shareholders in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote. Robinson-Humphrey's opinion does not address the likely tax consequences of the Merger to any Public Shareholder. No limitations were imposed by the Special Committee, the Company, WG Holding or WGMC with respect to the investigations made or procedures followed by Robinson-Humphrey in rendering its opinion. Robinson-Humphrey conducted valuation analyses of the Common Stock and evaluated the Cash Merger Consideration, but was not asked to and did not recommend a specific per share price to be paid by WG Holding for the minority interest in the Company. The summary of Robinson-Humphrey's opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion.

     In connection with its opinion, Robinson-Humphrey conducted, among other analyses, (i) a review of certain publicly available information concerning the Company; (ii) a review of certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) an analysis of certain financial assumptions prepared by the Company; (iv) a review of the historical and current market prices and trading patterns of the Common Stock; (v) a review of the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly-traded companies engaged in similar businesses as the Company; (vi) a review of the results of operations and present financial condition of the Company and compared them with those of certain publicly-traded companies engaged in similar businesses as the Company; (vii) a review and analysis of the financial terms of certain merger and acquisition transactions involving companies engaged in similar businesses as the Company;
(viii) a review and analysis of prices and premiums paid in, and other terms of, other recent minority buy-out transactions; and (ix) a discounted cash flow analysis of the Company. Robinson-Humphrey also held discussions with members of the senior management of the Company regarding the Company's past and current business operations, financial condition and future prospects.

     Robinson-Humphrey relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of its opinion. In that regard, with respect to the Average Income Projections which the Special Committee instructed Robinson-Humphrey to use for purposes of its analyses, Robinson-Humphrey assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. In addition, Robinson-Humphrey was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of all or any portion of the outstanding Common Stock, the Company or its constituent businesses.


     The following is a summary of the presentation by Robinson-Humphrey to the Special Committee and the Board on March 28, 1998 in connection with its March 28, 1998 fairness opinion:


     Analysis of the Company

     Historical Stock Price Analysis. Robinson-Humphrey analyzed the prices at which the Common Stock of the Company traded after its initial public offering on April 8, 1994. In calendar 1994, the high price was $16.13 and the low price was $8.38. In calendar 1995, the high price was $20.75 and the low price was $9.00. In calendar 1996, the high price was $31.50 and the low price was $9.00. In calendar 1997, the high price was $30.25 and the low price was $8.50. In calendar 1998, as of March 27, 1998 (the last trading day prior to the date of the opinion), the high price was $15.63 and the low price was $12.38. Over the period from April 8, 1994 to March 27, 1998, Robinson-Humphrey observed that more than 49% of the outstanding shares were traded in a price range of $8.00 to $12.40. Over the period from January 1, 1997 to March 27, 1998, Robinson-Humphrey observed that more than 61% of the outstanding shares were traded in a price range of $8.00 to $12.40.


     Valuation Summary of Selected Comparable Publicly-Traded Companies. Robinson-Humphrey reviewed and compared certain financial, operating and stock market information of the Company and two groups of publicly-traded companies in the network solutions industry. The Network Analysis publicly-traded companies included in Robinson-Humphrey's analysis were Applied Digital Access, Inc., Concord Communications, Inc., Digital Lightwave, Inc., Hewlett-Packard Company, Network Associates, Inc., RADCOM Ltd., Tekelec, Inc. and Tektronix, Inc. The Network Management and Equipment publicly-traded companies included in Robinson-Humphrey's analysis were the Network Analysis companies plus Dynatech Corp., Fluke Corp., GenRad, Inc., Keithley Instruments, Inc., MicroTest, Inc., Objective Systems Integrators, Inc., Retix Corp., TCSI Corporation, Teradyne, Inc., Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Inc. and 3Com Corp. The Network Analysis publicly-traded companies included in Robinson-Humphrey's analysis were selected because these companies offer test, measurement, diagnostic and monitoring products for local and wide area data networks that compete with the Company's product offerings. Alternatively, the Network Management and Equipment publicly-traded companies included in Robinson-Humphrey's analysis were selected because certain of these companies offer test, measurement and monitoring products for the networking and telecommunications industries, have financial profiles similar to the Company and offer a broad range of networking products, an industry in which the Company also competes.

     Robinson-Humphrey calculated, among other things, current market price as a multiple of: (i) book value; (ii) calendar 1997 earnings per share ("EPS");
(iii) estimated calendar 1998 EPS; and (iv) estimated calendar 1999 EPS. The calendar 1998 and 1999 EPS estimates were based on the mean of publicly available earnings estimates made by research analysts as provided by First Call Investor Service. In addition, Robinson-Humphrey calculated, for each of the publicly-traded companies, firm value (market capitalization plus debt minus cash) as a multiple of: (i) calendar 1997 revenues; (ii) calendar 1997 EBITDA; and (iii) calendar 1997 EBIT. Robinson-Humphrey averaged the multiples of the publicly-traded comparable companies in order to apply these multiples to the Company's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values.

     The calendar 1997 price/earnings ratios for the Network Analysis companies ranged from 18.9x to 61.1x, with an average of 34.6x. The calendar 1997 price/earnings ratios for the Network Management and Equipment companies ranged from 11.2x to 137.5x, with an average of 30.1x. Robinson-Humphrey noted that the Company incurred a net loss in calendar 1997 and therefore its calendar 1997 price/earnings ratio was not meaningful.

     The estimated calendar 1998 price/earnings ratios for the Network Analysis companies ranged from 16.4x to 76.6x, with an average of 33.5x. The estimated calendar 1998 price/earnings ratios for the Network Management and Equipment companies ranged from 9.1x to 210.4x, with an average of 27.9x. Based on the Cash Merger Consideration and using the

Average Income Projections for the Company, Robinson-Humphrey calculated a price/earnings multiple of 44.8x for the Company for calendar 1998.

     The estimated calendar 1999 price/earnings ratios for the Network Analysis companies ranged from 9.5x to 37.7x, with an average of 23.3x. The estimated calendar 1999 price/earnings ratios for the Network Management and Equipment companies ranged from 9.5x to 37.7x, with an average of 20.7x. Based on the Cash Merger Consideration and using the Average Income Projections for the Company, Robinson-Humphrey calculated a price/earnings multiple of 18.3x for the Company for calendar 1999.

     The current market value to book value multiples for the Network Analysis companies ranged from 2.0x to 11.9x, with an average of 6.0x. The current market value to book value multiples for the Network Management and Equipment companies ranged from 1.4x to 12.8x, with an average of 5.3x. Robinson-Humphrey noted that the Cash Merger Consideration implied a multiple of pro forma book value of 3.6x for the Company.

     The firm value to calendar 1997 revenue multiples for the Network Analysis companies ranged from 1.18x to 15.85x, with an average of 3.36x. The firm value to calendar 1997 revenue multiples for the Network Management and Equipment companies ranged from 0.59x to 15.85x, with an average of 2.79x. Based on the Cash Merger Consideration, Robinson-Humphrey calculated a firm value to calendar 1997 revenue multiple of 1.48x for the Company. The firm value to calendar 1997 EBITDA multiples for the Network Analysis companies ranged from 10.9x to 66.9x, with an average of 22.8x. The firm value to calendar 1997 EBITDA multiples for the Network Management and Equipment companies ranged from 4.7x and 66.9x, with an average of 16.6x. The firm value to calendar 1997 EBIT multiples for the Network Analysis companies ranged from 14.9x to 92.3x, with an average of 28.7x. The firm value to calendar 1997 EBIT multiples for the Network Management and Equipment companies ranged from 6.0x to 92.3x, with an average of 22.4x. Robinson-Humphrey noted that the Company incurred negative EBITDA and an operating loss in calendar 1997 and therefore it could not calculate firm value to calendar 1997 EBITDA or EBIT multiples for the Company.


     Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using the Average Income Projections for the Company for fiscal years 1998 through 2001. For the purpose of completing the discounted cash flow analysis, Robinson-Humphrey projected financial results for the Company for fiscal year 2002, assuming 20% revenue growth from fiscal year 2001 revenue and margins equivalent to those margins projected by the Company for fiscal year 2001. Using the discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future cash flows of the Company set forth in these projections. Robinson-Humphrey calculated the net present value of free cash flows (defined as earnings before interest after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for the fiscal years ended September 30, 1998 through 2002 using discount rates ranging from 15.0% to 27.5%. Robinson-Humphrey calculated the Company's terminal values in fiscal 2002, based on multiples ranging from 6.0x to 11.0x fiscal 2002 EBIT, with a point estimate of 8.0x fiscal 2002 EBIT. The discounted cash flow analysis using a terminal value of 8.0x fiscal 2002 EBIT yielded a derived equity value of $15.64 per share for the Company. Robinson-Humphrey also calculated the Company's terminal values in fiscal 2002, based on multiples ranging from 4.0x to 7.0x fiscal 2002 EBITDA, with a point estimate of 6.0x fiscal 2002 EBITDA. The discounted cash flow analysis using a terminal value of 6.0x fiscal 2002 EBITDA yielded a derived equity value of $14.84 per share for the Company. Robinson-Humphrey further calculated the Company's terminal values in fiscal 2002, based on annual free cash flow growth of 6.0% to 8.0%, with a point estimate of 7.0% annual growth of fiscal 2002 free cash flow. The discounted cash flow analysis using 7.0% annual growth of fiscal 2002 free cash flow yielded a derived equity value of $8.37 per share. Robinson-Humphrey noted that all three of the mid-point valuations derived under the discounted cash flow analysis were lower than the Cash Merger Consideration.

     Comparable Merger and Acquisition Transaction Analysis. Robinson-Humphrey reviewed and compared 21 selected mergers and acquisitions in the network solutions industry with the Cash Merger Consideration in relation to certain financial data of the Company. The transactions reviewed, included: (i) Bay Networks, Inc.'s proposed acquisition of Netsation; (ii) Clayton Dubilier's proposed acquisition of Dynatech Corp.; (iii) McAfee Associates, Inc.'s acquisition of Network General Corp.; (iv) Tivoli Systems, Inc.'s acquisition of Unison Software; (v) Network General Corp.'s acquisition of Cinco Networks, Inc.; (vi) Ascend Communications, Inc.'s acquisition of Cascade Communications Corp.; (viii) 3Com Corp.'s acquisition of US Robotics Corp.; (viii) Network General Corp.'s acquisition of 3DV Technology; (ix) Compaq Computer Corp.'s acquisition of Microcom, Inc.; (x) Dynatech Corp.'s acquisition of Itronix Corp.; (xi) McAfee Associates, Inc.'s acquisition of FSA Corp.; (xii) Computer Sciences Corp.'s acquisition of Continuum Co., Inc.; (xiii) McAfee Associates,

Inc.'s acquisition of Vycor Corp.; (ixv) Dynatech Corp.'s acquisition of Synergistic Solutions, Inc.; (xv) IBM Corp.'s acquisition of Tivoli Systems, Inc.; (xvi) Microtest Inc.'s acquisition of Hotware, Inc.; (xvii) McAfee Associates, Inc.'s acquisition of Saber Software Corp.; (xix) Microcom, Inc.'s acquisition of Extension Technology Corp.; (xx) Sybase, Inc.'s acquisition of Powersoft Corp.; and (xxi) McAfee Associates, Inc.'s acquisition of Brightwork Development. Robinson-Humphrey calculated, among other things, equity purchase price as a multiple of: (i) book value; (ii) historical net income; and (iii) projected net income, and firm value (equity purchase price plus debt less cash) as a multiple of: (i) revenues; (ii) EBITDA; and (iii) EBIT. Robinson-Humphrey also calculated the premiums paid on the closing price of the target's shares at one day, one week and four weeks prior to the announcement. Robinson-Humphrey averaged the multiples for the comparable merger and acquisition transactions in order to apply these multiples to the Company's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values.

     The equity purchase price to historical net income multiples ranged from 21.2x to 306.7x, with an average of 38.2x. The firm value to EBITDA multiples ranged from 9.9x to 144.8x, with an average of 18.0x. The firm value to EBIT multiples ranged from 12.6x to 213.3x, with an average of 22.7x. Robinson-Humphrey noted that the Company had negative EBITDA, an operating loss and a net loss in calendar 1997 and therefore calculations of the Cash Merger Consideration to these valuation parameters were not meaningful.

     The equity purchase price to book value multiples ranged from 2.4x to 17.3x, with an average of 7.7x. Robinson-Humphrey noted that the Cash Merger Consideration implied a multiple of 3.6x book value for the Company. The firm value to revenues multiples ranged from 1.08x to 16.78x, with an average of 3.32x. Robinson-Humphrey noted that the Cash Merger Consideration implied a multiple of 1.48x calendar 1997 revenues for the Company.

     The purchase price to estimated current year net income multiples ranged from 20.4x to 182.7x, with an average of 34.1x. Robinson-Humphrey noted that the Cash Merger Consideration as a multiple of fiscal 1998 net income under the Average Income Projections implied a multiple of 68.9x for the Company. The purchase price to estimated forward year net income multiples ranged from 15.7x to 101.1x, with an average of 23.1x. Robinson-Humphrey noted that the Cash Merger Consideration as a multiple of fiscal 1999 net income under the Average Income Projections implied a multiple of 21.9x for the Company.


     Robinson-Humphrey calculated per share premiums at one day, one week and four weeks prior to announcement, respectively, for ten selected mergers and acquisitions in the network solutions industry which involved the acquisition of a publicly traded company. The per share premiums at one day prior to announcement ranged from 9.1% to 54.8%. The per share premiums at one week prior to announcement ranged from 13.2% to 91.2%. The per share premiums at four weeks prior to announcement ranged from 0.4% to 49.8%. Robinson-Humphrey also calculated average per share premiums of 28.6%, 27.7% and 35.7% at one day, one week and four weeks prior to announcement, respectively. These premiums, based on the Company's announcement date of November 19, 1997, imply per share equity values for the Company of $12.86, $12.13 and $14.25, respectively, as compared to the Cash Merger Consideration.


     Minority Interest Buy-Out Analysis. Robinson-Humphrey prepared an analysis of the premiums paid in 41 pending and completed minority interest acquisitions by majority interest holders occurring since June 1992. Such transactions were
(i) Koninklijke KNPBT NV/BT Office Products International, Inc.; (ii) Rayonier Inc./Rayonier Timberlands LP; (iii) Texas Industries, Inc./Chaparral Steel Co.;
(iv) Orion Capital Corp./Guaranty National Corp.; (v) Gold Kist/Golden Poultry Company; (vi) Anthem, Inc./Accordia, Inc.; (vii) National Patent Development/General Physics Corp.; (viii) Mafco Holdings, Inc./Mafco Consolidated Group; (ix) JW Childs Equity Partners/Central Tractor Farm & Country; (x) Andrews Group, Inc./Toy Biz, Inc.; (xi) Monsanto Co./Calgene, Inc.; (xii) Renco Group, Inc./WCI Steel Inc.; (xiii) Electromagnetic Sciences/ LXE, Inc.; (xiv) CUS Acquisition, Inc./Customedix Corp.; (xv) Chemed Corp./Roto-Rooter, Inc.; (xvi) Seaboard Acquisition Partners/Seaboard Oil Co.;
(xvii) Novartis AG/SyStexix, Inc.; (xviii) Equity Holdings Ltd./Great American Mgmt & Inv. Inc.; (xix) COBE Laboratories/REN Corp-USA; (xx) Investor Group/NCP International; (xxi) Genzyme Corp./IG Laboratories, Inc. (xxii) SCOR/SCOR US Corp.; (xxiii) Investor Group/Syms Corp.; (xxiv) Berkshire Hathaway, Inc./GEICO Corp.; (xxv) Club Meditarranee SA/Club Med Inc.; (xxvi) BIC SA/Bic Corp.; (xxvii) Fleet Financial Group, Inc./Fleet Mortgage Group, Inc.; (xxviii) Dole Food Co., Inc./Castle & Cooke Homes, Inc. (xxix) LinPac Mouldings Ltd./Ropak Corp.; (xxx) Freeman Spogli & Co./Koll Management Services; (xxxi) Investor Group/LDB Corp.; (xxxii) Investor Group/Enquirer Star Group, Inc.; (xxxiii) Investor Group/Forum Group, Inc.; (xxxiv) REMEC, Inc./Humphrey, Inc.; (xxxv) New Marvel Holdings, Inc./Marvel Entertainment Group, Inc.; (xxxvi) Dundee Bancorp International/Avalon Corp.; (xxxvii) National Mutual Insurance Co.; (xxxviii) Investor Group/United Medical Corp.; (xxxix) Investor Group/Fretter Inc.; (xl) WR Grace & Co./Grace Energy Corp.; (xli) Katy Holdings/Katy Industries, Inc.

     Robinson-Humphrey considered, among other factors, the percentage of the target's shares held by the acquirer at the time of the announcement, and the premiums paid based on the closing price of the target's shares at one day, one week and four weeks prior to the announcement. The per share premiums at one day prior to announcement ranged from 1.2% to 107.5%. The per share premiums at one week prior to announcement ranged from 4.2% to 107.5%. The per share premiums at four weeks prior to announcement ranged from 3.6% to 143.5%. Robinson-Humphrey also calculated average per share premiums of 30.4%, 35.1% and 38.7% at one day, one week and four weeks prior to announcement, respectively. These premiums, based on the announcement date of November 19, 1997, imply per share equity values for the Company of $13.04, $12.83 and $14.56, respectively, as compared to the Cash Merger Consideration of $15.90 per share.



     Summary

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the process underlying Robinson-Humphrey's opinion. In arriving at its fairness determination, Robinson-Humphrey considered the results of all such analyses. Robinson-Humphrey did not separately consider the extent to which any one of the analyses supported or did not support the Robinson-Humphrey fairness opinion. No company or transaction used in the above analyses as a comparison is identical to the Company. The analyses were prepared solely for purposes of enabling Robinson-Humphrey to provide its opinion to the Special Committee as to the fairness of the Cash Merger Consideration to be received by the Public Shareholders in the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, WG Holding, Robinson-Humphrey or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, the Robinson-Humphrey opinion was one of the factors taken into consideration by the Special Committee in making its determination to recommend that the Board approve the Merger Agreement. The foregoing summary does not purport to be a complete description of all of the analyses performed by Robinson-Humphrey, but does include a summary description of all material analyses, and is qualified by reference to the Robinson-Humphrey opinion set forth in Appendix B hereto.

     Robinson-Humphrey, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other valuation services. The Special Committee selected Robinson-Humphrey as financial advisor to the Special Committee because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and because of Robinson-Humphrey's historical investment banking relationship with the Company.

     Pursuant to a letter agreement dated December 24, 1997 (the "Engagement Letter"), the Special Committee engaged Robinson-Humphrey to act as its financial advisor in connection with any transaction that might be proposed by WG Holding to acquire the shares of the Company's outstanding Common Stock held by the Public Shareholders. Pursuant to the terms of the Engagement Letter, the Company paid Robinson-Humphrey a noncontingent fee of $250,000. In addition, the Company has agreed to reimburse Robinson-Humphrey for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Robinson-Humphrey against certain liabilities, including certain liabilities under the federal securities laws.


     A copy of the Robinson-Humphrey Evaluation Report provided to the Board at the March 28 meeting has been filed as an exhibit to the Schedule 13E-3. See "Available Information." Such materials are available for inspection and copying at the principal executive offices of the Company during its regular business hours by any shareholder or any representative of a shareholder who has been so designated in writing. A copy of such materials will be provided to any shareholder or any representative of the shareholder who has been so designated in writing upon written request and at the expense of the requesting shareholder or representative.



Position of WG Holding as to Fairness of the Merger

     General.

     WG Holding has concluded that the Merger and the Cash Merger Consideration are fair to the Public Shareholders based upon the following factors: (i) its familiarity with the Company and its prospects; (ii) the conclusions and recommendations of the Special Committee and the Board; (iii) the analyses set forth in the reports prepared by Broadview, which reports are summarized below; (iv) the fact that the Cash Merger Consideration and the other terms and conditions of the Merger Agreement were the result of good faith, arm's length negotiations between the Special Committee and its advisors and the representatives of WG Holding and its advisors; and (v) the fact that Robinson-Humphrey issued a fairness opinion to the Special Committee to the effect that the Cash Merger Consideration is fair to the Public Shareholders from a financial point of view. See " -- Opinion of Special Committee's Financial Advisor;" " -- Background of the Merger."


     WG Holding believes that the manner in which the Merger was considered by the Company was procedurally fair to the Public Shareholders because (i) the Special Committee was formed to promote and protect the interests of the Public Shareholders; (ii) the Special Committee was comprised solely of directors who are neither employees of the Company nor employees or directors of WG Holding or WGMC; (iii) all of the members of the Special Committee concluded that the Merger was substantively and procedurally fair to the Public Shareholders and voted in favor of the Merger; (iv) the Special Committee retained an independent financial advisor and independent legal counsel; and (v) the negotiations between WG Holding and the Special Committee were conducted on an arm's length basis over the course of several months. In light of the above factors, WG Holding believes that the Merger was procedurally fair even though the Merger is not conditioned upon the favorable vote of a majority of the Public Shareholders.

     In reaching the conclusion that the Merger and the Cash Merger Consideration are fair to the Public Shareholders, WG Holding placed significant reliance upon the analyses of Broadview, which are summarized below, and upon the fact that the Cash Merger Consideration and other terms of the Merger Agreement were the result of arm's length negotiations with the Special Committee. The recommendations and conclusions of the Special Committee and the fairness opinion of Robinson-Humphrey supported the conclusions of WG Holding with respect to the fairness. The factors set forth above include all material factors considered by WG Holding in concluding that the Merger and Cash Consideration are fair to the Public Shareholders. WG Holding recognizes that the interests of WG Holding in the Merger are not the same as the interests of the Public Shareholders and the foregoing should not be construed as a recommendation by WG Holding to vote to approve the Merger Agreement. See " -- Interests of Certain Persons in the Merger" and " -- Certain Relationships."



     Reports of WG Holding's Financial Advisor.

     WG Holding retained Broadview to act as its financial advisor in connection with the Merger. On December 23, 1997, Broadview submitted to WG Holding the December Broadview Report relating to the possible acquisition by WG Holding of the equity in the Company not already held by WG Holding.



     On March 9, 1998, Broadview submitted the March Broadview Report to WG Holding which discussed additional information received after the December Broadview Report. All material analyses performed by Broadview in connection with the December Broadview Report and the March Broadview Report are discussed below and are presented in full in the Schedule 13E-3 as exhibits (b)(3) and
(b)(4) thereto.


     In connection with preparing the December Broadview Report, Broadview reviewed the Company's filings with the Commission, the Company's share price history and current market rating, equity research reports on the Company, other publicly available information on the Company, information gathered during Broadview's discussions with the Company's management, information on publicly traded competitors, information on transactions involving comparable target companies and information on comparable minority buy-backs. In addition, the December Broadview Report relied upon the Preliminary Forecasts provided to Broadview by the Company's management team during the due diligence meeting on December 18, 1997. See " -- Background of the Merger". The forecasts used by Broadview in the December Broadview Report did not include any effects of the Tinwald or Network Intelligence acquisitions which were pending at the time. The effects of these pending acquisitions were not included because Broadview concluded that the acquisitions were at an early stage and may or may not have ultimately been consummated. The December Broadview Report includes discussion materials on the Company's business and financial outlook and a number of separate analyses which Broadview relied upon in developing a recommended per share valuation range for the Company. The following is a summary of the analyses performed by Broadview in connection with the December Broadview Report.

     Discounted Cash Flow Analysis. Broadview performed an analysis of the Company's projected future free cash flows in order to obtain a valuation range for the Company's shares. The analysis was based on the financial forecasts discussed above and data gathered concerning the worldwide test and measurement market. A sensitivity analysis was performed applying a range of discount rates and terminal values. The discounted cash flow analysis provided a range for the Company's share price from $10.78 per share to $12.82 per share.

     Peer Group Performance and Trading Analysis. Broadview analyzed certain market, balance sheet and performance data for the Company and compared this information to comparable data for seven other public test and measurement companies (the "Peer Group"). The Peer Group included the following companies:
Dynatech Corp., Fluke Corp., IFR Systems, Keithley Instruments, Inc., Lecroy, Tekelec, Inc., and Tektronix, Inc. These companies were selected as comparables based on the following criteria: (i) their activities focused on the test and measurement market, (ii) they had similar product portfolios, (iii) they had comparable business models and (iv) they were established vendors. The comparisons were based on financial data as of and for the twelve month reporting periods prior to December, 1997 for both the Company and its Peer Group.

     Broadview calculated various valuation multiples for the Peer Group which included multiples of trailing twelve month ("TTM") revenue as of based on each Peer Group's last available financial statements as of the beginning of December, 1997, EBITDA, projected calendar 1998 earnings and projected calendar 1999 earnings. The range of multiples of Total Market Capitalization ("TMC") divided by TTM revenue for the Peer Group had a maximum of 6.63 which corresponded to a value for the Company's common stock of $71.16 per share, a minimum of 0.5 which corresponded to a value of $7.71 per share, an average of
1.92 which corresponded to a value of $22.41 per share and a median of 1.14 which corresponded to a value of $14.38 per share. The range of multiples of TMC divided by EBITDA for the Peer Group had a maximum of 31.4 which corresponded to a value for the Company's common stock of $13.09 per share, a minimum of 6.1 which corresponded to a value of $4.58 per share, an average of
13.5 which corresponded to a value of $7.07 per share and a median of 8.3 which corresponded to a value of $5.32 per share. The range of multiples of Equity Market Capitalization ("EMC") divided by projected calendar 1998 earnings for the Peer Group had a maximum of 38.7 which corresponded to a value for the Company's common stock of $18.45 per share, a minimum of 12.5 which corresponded to a value of $5.96 per share, an average of 17.7 which corresponded to a value of $8.44 per share and a median of 13.1 which corresponded to a value of $6.23 per share. The range of multiples of EMC divided by projected calendar 1999 earnings for the Peer Group had a maximum of
26.7 which corresponded to a value for the Company's common stock of $23.03 per share, a minimum of 10 which corresponded to a value of $8.63 per share, an average of 14.1 which corresponded to a value of $12.16 per share and median of
11.2 which corresponded to a value of $9.66 per share. By applying the median valuation multiples of the Peer Group (which included multiples of TTM revenue, EBITDA, projected calendar 1998 earnings and projected calendar 1999 earnings) to the relevant Company figures, this analysis indicated a valuation range for the Company of between $9.65 per share to $11.29 per share.

     Comparable Acquisitions Analysis. Broadview performed an analysis of prices paid in merger, acquisition and investment transactions announced since January 1992 involving test and measurement companies with similar businesses and financial profiles. The transactions selected were: McAfee Associates Inc.'s acquisition of Network General Corp. in December, 1997; Thermo Electron Corp.'s (Thermo Power Corp.) acquisition of Peek plc in October, 1997; Tektronix Inc.'s acquisition of Siemens AG (Siemens Communications Test Equipment) in September, 1997; Investors backed by Donaldson, Lufkin & Jenrette and Green Equity Funds' acquisition of Wavetek Corporation in May, 1997; Bowthorpe plc's acquisition of Adtech Inc. in May, 1997; Ametek Inc.'s acquisition of Technitrol Inc. (T&M Product Segment) in April, 1997; Dynatech Corp.'s acquisition of Tele-Path Industries Inc. in August, 1995; GN Great Nordic A/S's (GN Great Nordic Ltd.) acquisition of Laser Precision Corp. in November, 1994; and IFR Systems Inc.'s acquisition of Photon Kinetics Inc. in February, 1992 and acquisitions of two companies known to Broadview on a confidential basis including a manufacturer of hardware test equipment for voice and data networks and a manufacturer of hardware test equipment for data networks. Broadview calculated various valuation multiples for these transactions which included multiples of TTM revenue and TTM EBITDA. The range of multiples of adjusted price divided by TTM revenue for these transactions had a maximum of 6.40 which corresponded to a value for the Company's common stock of $68.78 per share, a minimum of 0.62 which corresponded to a value for the Company's common stock of $68.78 per share, a minimum of 0.62 which corresponded to a value of $8.95 per share, an average of 2.24 which corresponded to a value of $25.72 per share and a median of 1.25 which corresponded to a value of $15.44 per share. The range of multiples of adjusted price divided by TTM EBITDA for these transactions had a maximum of 23.2 which corresponded to a value for the Company's common stock of $10.33 per share, a minimum of 9.2 which corresponded to a value of $5.63 per share, an average of
14.1 which corresponded to a value of $7.27 per share and a median of 9.7 which corresponded to a value of $5.81 per share. Median of multiples or revenue and EBITDA were applied to the relevant Company data to arrive at a valuation range. This range was $5.81 per share to $15.44 per share.


     Control Premium Analysis. Broadview performed an analysis of public takeover transactions in the United States, public takeover transactions in the technology sector in the United States and transactions involving the purchase of publicly held minority interests by a majority shareholder. The premiums were determined relative to the target's share price one, twenty and sixty trading days prior to announcement. This analysis indicated a premium range of 9% to 27% on the share price twenty trading days prior to announcement, the most relevant measure for valuation purposes. When applied to the Company's share price prior to the public announcement of a possible transaction, this indicated a valuation range for the Company from $10.86 per share to $12.70 per share.

     Based on these analyses, the December Broadview Report recommended that any offer by WG Holding to acquire the remaining equity in the Company be in the range of $12.00 to $13.50 per share. The December Broadview Report also noted that the present and the past performance of the Company indicated that the Company could face a number of significant challenges in the near and long-term future which could materially affect its business and financial performance.

     After delivery of the WG Holding Proposal to the Special Committee, Broadview had discussions with Robinson-Humphrey during January, February and March 1998 with respect to certain principles and methodologies underlying the valuation of the Company. Broadview also met with the Company's management team on February 24, 1998 to discuss and gather further information on the financial and operational outlook for the Company. In particular, Broadview obtained additional information regarding the financial impact of the acquisition of Tinwald, the timing and strategy of the Company's new product launches necessary to sustain the forecasted growth by management, and the Company's ongoing negotiations to acquire Network Intelligence. At this meeting, Broadview also discussed with the Company's management the Base Income Projections. The Company also provided Broadview with detailed historical, year-to-date and projected financial data, including statistics related to revenue and profitability by product as well as the Company's order book. Based on the historical data provided by the Company, Broadview performed sensitivity analyses with respect to the Base Income Projections. As a result of these analyses and its review of the information provided by the Company and, with the assistance of WG Holding, Broadview adjusted the Base Income Projections to reflect potential delays in product releases, increased spending in connection with establishing a sales and marketing infrastructure and accelerating research and development expenses and, based on these contingencies, qualified with the assistance of WG Holding, prepared the Adjusted Income Projections. See "Certain Forward Looking Information."

     Based on this additional information, on March 9, 1998, Broadview submitted additional discussion materials (the "March Broadview Report") to WG Holding which discussed the most recent information and reviewed results of various valuation analyses based on the Adjusted Income Projections. The March Broadview Report included a number of analyses which separately reviewed the analyses included in the December Broadview Report. The following is a summary of the analyses performed by Broadview in the March Broadview Report.

     Discounted Cash Flow Analysis. Broadview performed an analysis of the Company's forecasted future free cash flows in order to obtain a valuation range for the Company's shares. The analysis was based on the Adjusted Income Projections and data gathered concerning the worldwide test and measurement market. A sensitivity analysis was performed applying a range of discount rates and terminal values. The discounted cash flow analysis provided a range for the Company's share price from $11.61 per share to $14.16 per share.


     Peer Group Performance and Trading Analysis. Broadview analyzed certain market, balance sheet and performance data for the Company and compared this information to comparable data for eight public test and measurement and network management software companies (the "Peer Group"). The Peer Group included the following companies: Applied Digital Access, Inc., IFR Systems, Network Associates, Fluke Corp., Keithley Instruments, Inc., Lecroy, Tekelec, Inc. and Tektronix, Inc. These companies were selected as comparables because the majority of their activities focused on the T&M and NMS (Network Management Software) market and their respective business models were comparable. The comparisons were based on financial data as of and for the twelve month reporting periods prior to February, 1998 for both the Company and its Peer Group.

     Broadview calculated various valuation multiples for the Peer Group which included multiples of TTM revenue as of based on each company's last available financial statements as of the end of February, 1998, EBITDA, projected calendar 1998 earnings and projected calendar 1999 earnings. The range of multiples of TMC divided by TTM revenue for the Peer Group had a maximum of
9.12 which corresponded to a value for the Company's common stock of $94.70 per share, a minimum of 0.43 which corresponded to a value of $5.75 per share, an average of 3.02 which corresponded to a value of $32.26 per share and a median of 1.41 which corresponded to a value of $15.82 per share. The range of multiples of TMC divided by EBITDA for the Peer Group had a maximum of 43.18, a minimum of 5.98, an average of 14.85 and a median of 8.81. As a result of WGTI having negative TTM EBITDA, these multiples of EBITDA had no meaningful corresponding values for the Company's common stock. The range of multiples of EMC divided by projected calendar 1998 earnings for the Peer Group had a maximum of 45.06, a minimum of 13.63, an average of 22.11 and a median of
16.44. As a result of WGTI having negative projected calendar 1998 earnings, these multiples of projected calendar 1998 earnings had no meaningful corresponding values for the Company's common stock. The range of multiples of EMC divided by projected calendar 1999 earnings for the Peer Group had a maximum of 32.67 which corresponded to a value of the Company's common stock of $17.39 per share, a minimum of 11.54 which corresponded to a value of $6.14 per share, an average of 17.49 which corresponded to a value of $9.31 per share and a median of 13.8 which corresponded to a value of $7.34 per share. By applying the valuation multiples of the Peer Group (which included multiples of TTM revenue and projected calendar 1999 earnings) to the relevant Company figures, this analysis indicated a valuation range for the Company from $7.34 per share to $15.82 per share.

     Comparable Acquisitions Analysis. Broadview performed an analysis of prices paid in merger, acquisition and investment transactions announced since January 1992 involving test and measurement companies with similar businesses and financial profiles. The transactions selected were: IFR Systems Inc.'s acquisition of GEC (Marconi Instruments Ltd.) in January, 1998; McAfee Associates Inc.'s acquisition of Network General Corp. in December 1997; Investors' (Clayton, Dubilier and Rice) acquisition of Dynatech Corp. in December 1997; GN Great Nordic A/S's (GN Nettest) acquisition of Siemens AG (Siemens OTE, Inc.) in November 1997; Thermo Electron Corp.'s (Thermo Power Corp.) acquisition of Peek plc in October 1997; Tektronix Inc.'s acquisition of Siemens AG (Siemens Communications Test Equipment) in September 1997; Investors backed by Donaldson, Lufkin & Jenrette and Green Equity Funds' acquisition of Wavetek Corp. in May 1997; Bowthorpe plc's acquisition of Adtech Inc. in May 1997; Dynatech Corp.'s acquisition of Tele-Path Industries Inc. in August 1995; GN Great Nordic A/S's (GN Great Nordic Ltd.) acquisition of Laser Precision Corp. in November 1994; IFR Systems Inc.'s acquisition of Photon Kinetics Inc. in February 1992; and acquisitions of three companies known to Broadview on a confidential basis including a manufacturer of hardware test equipment for a voice and data networks, a manufacturer of hardware test equipment for data networks and a manufacturer of software test equipment for a voice and data networks. Broadview calculated various valuation multiples for these transactions which included multiples of TTM revenue and TTM EBITDA. The range of multiples of adjusted price divided by TTM revenue for these transactions had a maximum of 7.13 which corresponded to a value for the Company's common stock of $74.33 per share, a minimum of 0.62 which corresponded to a value of $7.69 per share, an average of 2.36 which corresponded to a value of $25.51 per share and a median of 1.25 which corresponded to a value of $14.11 per share. The range of multiples adjusted price divided by TTM EBITDA for these transactions had a maximum of 23.25, a minimum of 8.61, an average of 13.70 and a median of 9.25. As a result of WGTI having negative TTM EBITDA, these multiples of EBITDA had no meaningful corresponding values for the Company's common stock. Median multiples of revenue and EBITDA were applied to the relevant Company figures and, due to the lack of profitability of the Company, a single point valuation estimate based on revenue was calculated. This estimate was $14.11 per share.


     Control Premium Analysis. Broadview performed an analysis of minority buy-out transactions in the United States and the premium paid to minority shareholders relative to the target's share price twenty and sixty trading days prior to announcement of an intent to acquire the minority interests. These precedent transactions indicated a median premium of 27% and 30%, respectively. When applied to the Company's relevant share prices, this indicated a valuation range for the Company from $13.36 per share to $14.18 per share.

     Notwithstanding the separate factors which are summarized above, Broadview believes that its analyses should be considered in their entirety and that selecting portions of its analyses and only certain of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the valuation process. The ranges of valuations resulting from any particular analysis described above should not be taken to be Broadview's view of the actual value of the Company.

     In performing its analyses, Broadview made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Broadview are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Broadview's various analyses indicated a price range for the shares held by the Public Shareholders from $7.34 to $15.82 per share.

     The December Broadview Report and the March Broadview Report are not fairness opinions and Broadview has not rendered an opinion with respect to the fairness of the Cash Merger Consideration to the Public Shareholders from a financial point of view.

     Pursuant to a letter agreement dated December 5, 1997 (the "Broadview Engagement Letter"), WG Holding engaged Broadview to act as its financial advisor in connection with WG Holding's consideration of a transaction in which WG Holding would acquire the shares of the Company's Common Stock not owned by WG Holding. Broadview is a leading international investment banking firm exclusively serving the IT, communications and media industries and is, as part of its investment banking business, continually engaged in the valuation of businesses and their securities, especially in the context of merger, acquisition and investment transactions. Since October 1997, Broadview has been advising WG Holding in connection with a business combination between WG Holding and Wavetek Corporation. See " -- Conduct of the Company's Business After the Merger." WG Holding engaged Broadview in connection with the potential acquisition of the remaining equity in the Company based upon Broadview's experience in the industry and WG Holding's existing relationship with Broadview. Pursuant to the terms of the Broadview Engagement Letter, WG Holding has agreed to pay Broadview a fixed fee of $300,000, which fee is payable in the event a transaction is completed. WG Holding has also agreed to reimburse Broadview for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Broadview against certain liabilities, including certain liabilities under the federal securities laws. In addition to the fees to be paid to Broadview pursuant to the Broadview Engagement Letter, WG Holding has agreed to pay Broadview a fee of $1,750,000 if the merger between WG Holding and Wavetek is consummated, and WG Holding has agreed to reimburse Broadview for its reasonable out-of-pocket expenses incurred in connection with its services, including attorneys' fees, and to indemnify Broadview against certain liabilities in connection with its financial advisory services relating to the Wavetek merger.

     Copies of the December Broadview Report and the March Broadview Report are attached as exhibits to the Schedule 13E-3. See "Available Information." The December Broadview Report and the March Broadview Report are also available for inspection and copying at the principal offices of the Company during the Company's regular business hours by any shareholder of the Company or such shareholder's representative who has been so designated in writing. A copy of such materials will be provided to any shareholder or any representative of the shareholder who has been so designated in writing upon written request and at the expense of the requesting shareholder or representative. The summaries set forth herein do not purport to be a complete description of the December Broadview Report and the March Broadview Report as set forth in the exhibits to the Schedule 13E-3.


Purpose and Reasons for the Merger

     The purpose of the Merger is to enable WG Holding, which currently owns approximately 62% of the outstanding Common Stock, to acquire 100% of the ownership of the Company pursuant to a transaction in which the Public Shareholders will receive the Cash Merger Consideration. Among the worldwide operations of WG Holding, the Company is the only entity controlled directly or indirectly by WG Holding that is a public company with public shareholders holding a minority equity interest. The Board believes that the respective long-term business objectives of the Company and WG Holding can best be achieved by more closely coordinating the activities and operations of the WG Holding affiliated group of companies. In this regard, the Board believes that the operations of the Company can be more efficiently integrated with the worldwide operations of WG Holding as a private, wholly owned subsidiary. By aligning the interest and ownership of the Company and the other WG Holding affiliated companies, internationally coordinated programs for research and development, product manufacturing, marketing and sales can be implemented. In addition, the integration of the Company's operations with WG Holding's other manufacturing and sales affiliates is expected to eliminate potential conflicts of interest that now exist among the Company and other WG Holding affiliates related to access to proprietary information and the allocation of the benefits, through licensing agreements and other arrangements, of proprietary product developments. The Board also believes that the integration of the Company, as a private enterprise, into WG Holding is expected to provide the Company with access to greater financial and technical resources that will permit the Company to better meet the competitive demands of its industry which increasingly entail shorter product life cycles, require larger amounts of capital for product development and coordinated worldwide marketing and sales efforts.


     The determination by the Special Committee and the Board to recommend the Merger at this time is a consequence of the opportunity afforded by WG Holding's decision to propose a cash-out merger transaction in January 1998. The Merger, and the opportunity it affords to consummate a transaction in which the Public Shareholders will receive the Cash Merger Consideration in exchange for their Common Stock, is the culmination of a three and one-half month period of negotiation and analysis by the Special Committee on behalf of the Company, commencing with the Special Committee's receipt of the WG Holding Proposal in January 1998. In considering the advisability of the Merger, both the Special Committee and the Board concluded that pursuing the Merger at this time would be in the best interest of the Company and its shareholders. The transaction is structured as a merger because WG Holding proposed this structure in January 1998. The Special Committee and the Board concluded that this structure was more favorable to the Public Shareholders than other possible structures, such as a tender offer by WG Holding followed by a cash-out merger, because it allows the Merger Agreement and the relevant background and other information relating to the Merger to be presented to the Public Shareholders in one proxy statement and enables any Public Shareholder, if he wishes, to exercise Dissenters' Rights to avail himself of this alternative method of determining the "fair value" of the Common Stock he owns.

Interests of Certain Persons in the Merger


     In considering the recommendations of the Special Committee and the Board with respect to the Merger Agreement, shareholders should be aware that certain officers and directors of the Company are also officers and directors of WG Holding or its affiliates or otherwise have interests in connection with the Merger which may present them with actual or potential conflicts of interest as summarized below. The Special Committee and the Board were aware of these interests and considered them among the other matters described under "Special Factors -- The Special Committee's and the Board's Recommendation." The Special Committee and the Board believed that all such interests had been fully disclosed and were of the view that none of such disclosed interests should affect their conclusion and recommendations with respect to the Merger.



Directors Affiliated with WG Holding

     Peter Wagner. Peter Wagner, a director of the Company, is the President, Chief Executive Officer and a Managing Director of WG Holding, and is also an officer and director of WGMC.

     Rolf Schmid. Rolf Schmid, a director of the Company, is the Chief Financial Officer and a Managing Director of WG Holding and an officer and director of WGMC.

     Joachim Simmross. Joachim Simmross, a director of the Company, is a member of the Supervisory Board of WG Holding, which supervises and monitors the management of WG Holding by its Managing Directors. In addition, Mr. Simmross is a director of Hannover Finanz GmbH, an entity that owns approximately 27% of WG Holding. Mr. Simmross holds an option to purchase 2,000 shares of Common Stock at an exercise price of $14.31 per share. See " -- Treatment of Stock Options."

     Albrecht L. Wandel. Albrecht L. Wandel, the Chairman of the Board of Directors of the Company, is the Chairman of the Supervisory Board of WG Holding, and owns approximately 17% of WG Holding. Certain of Mr. Wandel's family members also own interests in WG Holding. Mr. Wandel served as the President, Chief Executive Officer and a Managing Director of WG Holding prior to Mr. Wagner's appointment to that position in February 1998.


The Company's Chief Executive Officer


     Gerry Chastelet. Gerry Chastelet, a director of the Company, is also the President and Chief Executive Officer of the Company and an officer and director of WGMC. Mr. Chastelet owns 1,257 shares of Common Stock and holds options to purchase 109,000 shares of Common Stock with exercise prices of $9.75 and $14.31 per share. See " -- Treatment of Stock Options."

     Mr. Chastelet has an agreement with the Company that provides, among other things, that if any person acquires more than 25% of the Company's outstanding voting securities after December 31, 1995, he would be entitled to certain benefits upon the termination of his employment, including a severance payment equal to two times his annual salary and acceleration of the vesting of all of his outstanding options. The Company and Mr. Chastelet have agreed that his employment with the Company will terminate in the next few months and the parties are negotiating the terms of a new agreement regarding the benefits he will receive upon termination.


     Members of Special Committee


     Sidney Topol and Richard E. Pospisil were appointed to serve as members of the Special Committee on November 18, 1997. Messrs. Topol and Pospisil have served as directors of the Company since May 1994. Neither of these directors are employees of the Company nor employees or directors of WG Holding or WGMC. At the request of the Board, Mr. Pospisil served as the acting Chief Executive Officer of the Company from September through November 1995 and was paid $140,000 for his services. In addition, during the Company's fiscal year ended September 30, 1996, Mr. Pospisil provided technical and managerial consulting services to the Company and was paid $25,000 in consulting fees.


     Pursuant to the Company's compensation policy for directors who are not employees of the Company, Messrs. Topol and Pospisil each receive $17,000 per year in directors' fees, payable quarterly, and $1,500 per day for attending special Board meetings or special Board committee meetings held on days other than the dates of regular or special Board meetings. Since October 1, 1996, Messrs. Topol and Pospisil have each received a total of $42,000 in directors' fees and per diem payments for attending special meetings of the Board and Board committees.

     For his service as Chairman of the Special Committee, the Company paid Mr. Topol $50,000, and for his service as a member of the Special Committee, the Company paid Mr. Pospisil $35,000. These payments to Messrs. Topol and Pospisil were not dependent upon a favorable recommendation by the Special Committee respecting the Merger Agreement or successful consummation of the Merger. In addition, the Company reimbursed Messrs. Topol and Pospisil for the out-of-pocket expenses they incurred in performing services as members of the Special Committee.

     Each member of the Special Committee, as an outside director, is entitled to participate in the Company's Outside Director Stock Option Plan (the "Directors' Plan"), pursuant to which an option to purchase 2,000 shares is automatically granted to an outside director upon his initial election to the Board and an option to purchase 2,000 shares is automatically granted to an outside director upon his annual re-election to the Board. As a result of option grants under the Directors' Plan, Messrs. Topol and Pospisil each hold options to purchase 7,000 shares of Common Stock at exercise prices ranging from $9.25 to $14.31 per share. See " -- Treatment of Stock Options."


     Indemnification

     The Merger Agreement requires that the Company and WG Holding provide indemnification for a period of six years from the Effective Time to the current and former directors and officers of the Company against liabilities (including reasonable attorneys' fees) relating to actions or omissions arising out of such person's being a director, officer, employee or agent of the Company at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement).


     Treatment of Stock Options


     Prior to the Effective Time, the Company has agreed, pursuant to the terms of the Merger Agreement, to take all necessary action to cancel all outstanding options to purchase Common Stock, whether or not exercisable. Upon the surrender and cancellation of each such option after the Effective Time, each holder thereof shall be entitled to receive an amount in cash equal to the product of (i) the excess of $15.90 over the exercise price per share of Common Stock issuable pursuant to such option and (ii) the number of shares of Common Stock subject to such option at the time of such termination regardless of whether such option is exercisable. See "The Merger -- Termination of the Company Stock Options" and "Principal Shareholders and Stock Ownership of Management." As of June 30, 1998, there were options outstanding to purchase an aggregate of 798,800 shares of Common Stock at a weighted average exercise price of $12.89 per share, which options were held by 252 persons.

     Certain of the directors and executive officers of the Company hold options to purchase Common Stock that will be terminated upon the effectiveness of the Merger. The following table sets forth information as to the options outstanding on June 30, 1998 held by each director and executive officer and the cash payment that each of them will receive upon completion of the Merger.





                                         Options Outstanding
                                    -----------------------------
Name of Holder                       Exercisable   Unexercisable   Cash Payment
----------------------------------- ------------- --------------- -------------
      Albrecht Wandel .............         --             --              --
      Richard E. Pospisil .........      4,400          2,600        $ 29,860
      Gerry Chastelet .............     41,729         67,271         510,750
      Rolf Schmid .................         --             --              --
      Joachim Simmross ............         --          2,000           3,180
      Sidney Topol ................      4,400          2,600          29,860
      Peter Wagner ................         --             --              --
      E. Jay Bowers ...............     12,050         24,450          29,365
      John T. Goehrke .............      8,475         33,025          69,585
      Adelbert Kuthe ..............     10,620         19,880          97,015
      Richard L. Popp .............     10,000         40,000         207,500

Market Prices of Common Stock and Dividends


     The Common Stock is traded on the NASDAQ National Market (symbol: WGTI). The following table sets forth the high and low closing prices of the Common Stock for each quarterly period for the two most recent fiscal years and the first three quarters of the current fiscal year.





                                            Fiscal Year Ended September 30,
                         ---------------------------------------------------------------------
                                  1996                   1997                    1998
                         ---------------------- ----------------------- ----------------------
                             High        Low        High        Low         High        Low
                         ----------- ---------- ----------- ----------- ----------- ----------
First Quarter ..........  $  13.25    $  9.00    $  31.50    $  17.25    $  13.75    $  8.50
Second Quarter .........     16.88       9.00       30.25       18.75       15.63      12.38
Third Quarter ..........     19.75      14.13       23.75        8.50       15.88      14.88
Fourth Quarter .........     19.75      13.25       13.25        8.88



     On November 18, 1997, the last trading day prior to the announcement by the Company of the formation of the Special Committee in anticipation of receiving a possible proposal from WG Holding to acquire the outstanding Common Stock not owned by WG Holding, the closing price per share of Common Stock as reported by NASDAQ was $10.00. On January 9, 1998, the last trading day prior to the announcement by the Company that WG Holding had submitted a proposal to acquire, through a merger, all of the outstanding Common Stock of the Company (other than the shares held by WG Holding) for a cash price of $13.00 per share, the closing price per share of Common Stock reported by NASDAQ was $12.63. On March 17, 1998, the last trading day prior to the announcement by the Company that the Special Committee and WG Holding had reached an agreement in principle on a cash price of $15.90 per share for the acquisition of the shares of Common Stock not owned by WG Holding, the closing price per share of Common Stock reported by NASDAQ was $13.13. On March 27, 1998, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Common Stock as reported by NASDAQ was $15.25. On July , 1998, the last trading day prior to printing of this Proxy Statement,
the closing price per share of Common Stock as reported by NASDAQ was $    .

     On July , 1998, the Company had approximately 1,300 shareholders of which approximately 49 were record holders of Common Stock.


     The Company has never paid any cash dividends on its Common Stock. Under the Merger Agreement, the Company has agreed not to pay any dividends on the Common Stock prior to the Effective Time.


Purchases of Common Stock by the Company and WG Holding


     Since October 1, 1995, the Company has purchased 100,000 shares of Common Stock at a price of $12 7/8 per share. This purchase occurred in an open market transaction in December 1995. Since October 1, 1995, WG Holding has purchased 316,900 shares of Common Stock in open market transactions. Neither the Company nor WG Holding have purchased Common Stock within sixty (60) days of the date of this Proxy Statement.


     The following table summarizes all purchases of Common Stock by WG Holding from October 1, 1995 to the present:




                                                          Range of Price   Average Price
                                       Number of Shares   per Share Paid   per Share Paid
                                           Purchased      During Quarter   During Quarter
                                      ------------------ ---------------- ---------------
    Fiscal Year 1996-1st Qtr ........         2,500       $       10.00       $ 10.00
    Fiscal Year 1997-1st Qtr ........        13,500       $ 27.50-28.00       $ 27.80
    Fiscal Year 1997-2nd Qtr ........        65,500       $ 22.50-24.50       $ 24.10
    Fiscal Year 1997-3rd Qtr ........       130,100       $  9.25-13.50       $ 11.71
    Fiscal Year 1997-4th Qtr ........       140,000       $  9.44-12.75       $ 10.11


Certain Relationships

     A WG Holding affiliate (the "Processing Affiliate") provides certain order processing, billing, currency conversion and collection services to the Company. For these services, the Company pays the Processing Affiliate a quarterly fee of 1.25% of the net wholesale price of products manufactured and sold internationally by the Company and 0.7% of products sold by the Company in the United States. The Company also pays WG Holding a license fee of 2.25% of the net sales price of products manufactured and sold by the Company for the right to use certain WG Holding trademarks. The Company incurred expenses of $1,570,000 for the fiscal year ended September 30, 1996 ("Fiscal 1996"), $1,361,000 for the fiscal year ended

September 30, 1997 ("Fiscal 1997") and $703,000 for the six month period ended March 31, 1998 (the "Interim Period") related to these services and license fees.

     The Company sells products internationally primarily to distributors affiliated with WG Holding. The Company's revenues from sales to WG Holding affiliates were $25,900,000 in Fiscal 1996, $25,545,000 in Fiscal 1997 and $11,262,000 in the Interim Period. The Company also purchases products manufactured by WG Holding affiliates for resale in the United States. The Company purchased products from WG Holding affiliates in the amount of $7,207,000 in Fiscal 1996, $9,365,000 in Fiscal 1997 and $8,000,200 in the
Interim Period.

     The Company has marketing offices in Switzerland, Italy, Singapore and the United Kingdom which are leased from WG Holding affiliates and staffed by employees of several WG Holding affiliates. The Company paid such WG Holding affiliates an aggregate of $712,000 in Fiscal 1996, $447,000 in Fiscal 1997 and $347,000 in the Interim Period for rent and reimbursement of employee costs associated with these offices.

     In addition, the Company leases its corporate offices and manufacturing facilities from W&G Associates, a North Carolina general partnership owned by Frank Goltermann and certain members of his family who are also shareholders of WG Holding. The Company paid W&G Associates rent of $1,153,000 in Fiscal 1996, $1,221,000 in Fiscal 1997 and $578,000 in the Interim Period.


Certain Litigation


     The Shareholder Litigation consists of five alleged class actions filed in late January 1998 in the Superior Court of Durham County, North Carolina by certain minority shareholders shortly after the Company's public announcement of the receipt of the WG Holding Proposal. The plaintiffs (and the court file numbers assigned to their respective actions) are: Crondon Capital Partners (98 CVS 145); Robin Kwalbrun (98 CVS 148); Andrew Gordon (98 CVS 149); Stanley Marketing, Inc. (98 CVS 248); and Charles Collins (98 CVS 303). The defendants include the Company, its individual directors and, in certain of the actions, WG Holding. The complaints allege that the defendants breached and will breach their fiduciary duties owed to the Company's minority shareholders because the WG Holding Proposal is "unfair and grossly inadequate" and, if accepted, will usurp the benefits of the Company's growth and future prospects for the defendants' own benefit. The relief sought in the complaints includes an injunction barring the defendants from accepting the WG Holding Proposal, or, if the WG Holding Proposal is accepted and the merger transaction proposed in it is consummated prior to final judment, rescission of the transaction and an award of damages. To date, the plaintiffs have filed no motions and have not sought to enjoin the defendants pendente lite from accepting the WG Holding Proposal. Moreover, the complaints have not been amended to assert any claims based on the actual Cash Merger Consideration of $15.90 per share, but, instead, continue to be based on the WG Holding Proposal of $13.00 per share. To date, the parties have engaged in limited discovery, and the defendants have filed motions to dismiss the Shareholder Litigation for failure to state a claim upon which relief may be granted against the defendants. The Company, WG Holding and the individual defendants who are currently directors of the Company believe that the complaints are without merit and intend to contest the lawsuits vigorously. See " -- The Special Committee's and the Board's Recommendation -- The Special Committee."



Certain Effects of the Merger

     As a result of the Merger, the current shareholders of the Company (other than WG Holding) will not have an opportunity to continue their equity interest in the Company and, therefore, will not share in the future earnings and potential growth of the Company. Upon consummation of the Merger, the Common Stock will no longer be traded on the NASDAQ National Market, price quotations will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the requirement to provide information to the Commission and will make the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with shareholders meetings, no longer applicable.


     Based on WG Holding's current percentage ownership of 62.1% of the outstanding Common Stock, its interest in the Company's net book value was approximately $19.0 million at September 30, 1997 and $14.9 million at March 31, 1998. Its interest in the Company's net earnings for the year ended September 30, 1997 was approximately $260,000 and its interest in the Company's net loss for the six months ended March 31, 1998 was $4.4 million. Assuming the Merger had occurred on September 30, 1997 and March 31, 1998, respectively, and WG Holding had owned all the Company's outstanding Common Stock as of such dates, (i) WG Holding's pro forma interest in the Company's net book value at September 30, 1997 and March 31, 1998 would have been approximately $30.7 million and $23.9 million, respectively, (ii) its pro forma interest in the net earnings of the Company for the year ended September 30, 1997 would have been approximately $424,000, and (iii) its pro forma interest in the Company's net loss for the six months ended March 28, 1998 would have been approximately $7.0 million.


     At the Effective Time, WG Holding will contribute approximately $35 million to the Company and will own 100% of the equity interest in the Company. WG Holding will be the sole beneficiary of any future earnings and growth of the Company and will have the ability to benefit from any corporate opportunities that may be pursued by the Company in the future. WG Holding will also bear the risk of any decreases in the value of the Company.

     The receipt of cash pursuant to the Merger will be a taxable transaction. See "Federal Income Tax Consequences."


Conduct of the Company's Business after the Merger


     Officers of WG Holding and the Company are continuing to evaluate the Company's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and to discuss what changes, if any, will be desirable. Subject to the foregoing, the Company and WG Holding expect that the day-to-day business and operations of the Company will be conducted substantially as they are currently being conducted by the Company. WG Holding does not currently intend to dispose of any assets of the Company, other than in the ordinary course of business. Additionally, other than the recent mutual agreement between the Company and Mr. Chastelet regarding the discontinuance of his service as the President and Chief Executive Officer upon completion of the Merger, WG Holding does not currently contemplate any material change in the composition of the Company's current management, although, after the Merger, the Board of the Company will consist of Messrs. Wagner and Schmid.

     On June 15, 1998, WG Holding and Wavetek Corporation jointly announced that they had entered into an agreement to merge the two companies. Wavetek Corporation, headquartered in San Diego, California, is a privately owned global designer, manufacturer and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments for testing voice, video and data communications equipment and networks. WG Holding's proposed business combination with Wavetek, which is subject to regulatory approvals and certain other conditions, is unrelated to and will have no effect on the Merger. If the Wavetek transaction is consummated, the combined company's management will include officers of WG Holding and officers of Wavetek and, such officers, will continue to evaluate the Company's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel to determine what, if any changes, may be desirable at that time.



Certain Forward Looking Information

     Certain projections that were furnished to the Special Committee and its advisors and WG Holding and its advisors are included elsewhere in this Proxy Statement under the heading "Certain Forward Looking Information."

                 GENERAL INFORMATION ABOUT THE SPECIAL MEETING

Proxy Solicitation


     This Proxy Statement is being delivered to the Company's shareholders in connection with the solicitation by the Board of proxies to be voted at the Special Meeting to be held on August , 1998 at 10:00 a.m., local time, at
          . All expenses incurred in connection with solicitation of the enclosed proxy will be paid by the Company. In addition to solicitation by mail, officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by mail, telephone, telegraph or personal call. The cost of soliciting proxies will be borne by the Company. The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement and the accompanying proxy card are being mailed to shareholders on or about July , 1998.



Record Date and Quorum Requirement


     The Common Stock is the only outstanding voting security of the Company. The Board has fixed the close of business on July , 1998 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or adjournments thereof. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 5,288,809 shares of Common Stock issued and outstanding held by approximately 1,300 shareholders, of which 49 were holders of record.


     The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business.


Voting Procedures

     Under North Carolina law, approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. A failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval. Brokers and, in many cases, nominees will not have discretionary power to vote on the proposal to be presented at the Special Meeting. Accordingly, beneficial owners of shares should instruct their brokers or nominees how to vote.

     Under North Carolina law, holders of Common Stock who do not vote in favor of the Merger Agreement and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their shares as finally determined under such procedures, which may be more or less than the Cash Merger Consideration to be received by other shareholders of the Company under the terms of the Merger Agreement. Failure to follow such procedures precisely may result in the loss of Dissenters' Rights. See "Rights of Dissenting Shareholders."


Voting and Revocation of Proxies

     A shareholder giving a proxy has the power to revoke it at any time before it is exercised by filing with the Secretary of the Company an instrument revoking it or a duly executed proxy bearing a later date or by voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of the Company will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to approve the Merger Agreement and in such manner as the persons named on the enclosed proxy card in their discretion determine upon such other business as may properly come before the meeting or any adjournment thereof.

     The shares represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the Secretary of the Company prior to the Special Meeting.


                                  THE MERGER


     The Merger Agreement provides that WGMC, a newly organized North Carolina corporation that is wholly-owned by WG Holding, will be merged with and into the Company and that following the Merger, the separate existence of WGMC will cease and the Company will continue as the surviving corporation. The terms of and conditions to the Merger are contained in the Merger Agreement which is included in full as Appendix A to this Proxy Statement. The discussion in this Proxy Statement of the Merger and the Merger Agreement, which consists of a summary description of all of the material terms of the Merger Agreement, is subject to and qualified in its entirety by reference to the more complete information set forth in the Merger Agreement.



Effective Time

     The Merger will be effective as soon as practicable following shareholder approval of the Merger Agreement and upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina. The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement. See "Conditions."


Conversion of Securities

     At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of issued and outstanding Common Stock immediately prior to the Effective Time (other than shares held by WG Holding and the Dissenting Shares) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration or, with respect to Dissenting Shares, the right to receive payment as set forth in Article 13, from and after the Effective Time, all shares, by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a certificate formerly representing any shares (other than shares held by WG Holding or Dissenting Shares) will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the certificate. Each holder of a certificate representing any Dissenting Shares will have the rights set forth in Article 13 as summarized in this Proxy Statement under "Rights of Dissenting Shareholders."

     No interest will be paid or accrued on the amount payable upon the surrender of any certificate. Payment to be made to a person other than the registered holder of the certificate surrendered is conditioned upon the certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by the Disbursing Agent. Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Disbursing Agent that such tax has been paid or is not payable. Within one week following six months after the Effective Time, the Disbursing Agent, without further action or request, will deliver to the Company any funds made available to the Disbursing Agent which have not been disbursed to holders of certificates formerly representing shares outstanding prior to the Effective Time, and thereafter such holders will be entitled to look to the Company only as general creditors with respect to cash payable upon due surrender of their certificates. Notwithstanding the foregoing, no party to the Merger Agreement will be liable to any holder of certificates formerly representing shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Each share of WGMC's common stock that is issued and outstanding immediately prior to the Merger will be converted on the Effective Time into one share of Common Stock of the Company.


Termination of the Company Stock Options

     All outstanding stock options to purchase shares of the Common Stock shall be canceled or terminated as of the Effective Time. The holders shall receive for each option (regardless of whether such option was then exercisable) cash equal to the Cash Merger Consideration per option share less the exercise price of such option multiplied by the total number of shares that are subject to the option.


Transfer of Shares

     No transfers of shares subject to the Cash Merger Consideration will be made on the stock transfer books at or after the Effective Time. If, after the Effective Time, certificates representing such shares are presented to the Company, such shares will be canceled and exchanged for the Cash Merger Consideration.


Conditions

     Each party's respective obligation to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions: (i) the Merger Agreement and the transactions contemplated therein shall have been approved, in the manner required by applicable law by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon; (ii) the Secretary of WGMC shall have certified that the Merger Agreement and the transactions contemplated therein have been duly adopted by resolutions of WGMC's Board of Directors and WG Holding, as the sole shareholder of WGMC; (iii) no court, government or governmental body, agency or instrumentality having or asserting jurisdiction over the parties ("Governmental Authority") shall have enacted, issued, promulgated, enforced, or entered any law or order which is in effect and which has the effect of making illegal or otherwise prohibiting consummation of the Merger; and (iv) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Merger shall have been made or obtained, other than the filing of the Articles of Merger. The conditions set forth in subparagraphs (iii) and (iv) above may be waived, at the appropriate party's discretion, to the extent permitted by applicable law.

     In addition to the conditions set forth above, the obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions, unless waived by the
Company: (i) the representations and warranties of WGMC and WG Holding in the Merger Agreement shall be true and correct in all material respects as of the Effective Time as though made at the Effective Time, except those representations and warranties which address matters only as of a particular date which shall remain true and correct as of such date; (ii) WGMC and WG Holding shall have performed in all material respects their agreements contained in the Merger Agreement required to be performed at or prior to the Effective Time; (iii) the Company shall have received a certificate of the chief executive officer and chief financial officer of WGMC and WG Holding certifying to the effect of the preceding clauses (i) and (ii); and (iv) the Company shall have received all documents reasonably requested relating to the authority of WGMC and WG Holding to enter into the Merger Agreement.

     In addition to the conditions set forth above, the obligations of WGMC and WG Holding to effect the Merger are subject to the satisfaction at or prior to the Effective Time, of each of the following conditions, unless waived by WGMC and WG Holding: (i) the representations and warranties of the Company contained in the Merger Agreement and in any certificate delivered by the Company thereto shall be true and correct in all respects, except where the breach or inaccuracy would not, individually or in the aggregate, have a material adverse effect on the Company, as of the Effective Time, as though all of such representations and warranties were made by the Company at the Effective Time, except those representations and warranties which address matters only as of a particular date which shall remain true and correct on such date; (ii) the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed at or prior to the Effective Time; (iii) WGMC and WG Holding shall have received a certificate of the chief executive officer and the chief financial officer of the Company certifying, as applicable, to the effect of the preceding clauses (i) and (ii); (iv) no matter that would reasonably be expected to affect materially and adversely the business condition (financial or otherwise) or results of operations of the Company shall have occurred; (v) the Company shall have delivered cancellation instruments of all holders of outstanding options under the Company's option plans as of the Effective Time; (vi) WGMC and WG Holding shall have received all documents reasonably requested relating to the authority of the Company to enter into the Merger Agreement, all in the form and substance reasonably satisfactory to WGMC and WG Holding; and (vii) WG Holding and WGMC shall have received an opinion of counsel to the Company on matters reasonably requested by WG Holding.


Representations and Warranties

     The Company has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing and authority to enter into the Merger Agreement, its capitalization, its financial statements, the absence of certain changes in the business of the Company since September 30, 1997, the content and submission of forms and reports required to be filed by the Company with the Commission, requisite governmental and other consents and approvals, compliance with all applicable laws, absence of litigation to which the Company is a party, the absence of material violations of laws and obligations, brokers and finders fees, the absence of defaults under its organizational documents and material contracts, and the absence of material undisclosed liabilities.

     WGMC and WG Holding have made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing and authority to enter into the Merger Agreement, compliance with all applicable laws, the absence of any filing with or action by any governmental authority, other than the filing of the Articles of Merger and compliance with requirements of the Commission, no violation of the organizational documents of either WGMC or WG Holding or any applicable governmental regulation, and the absence of brokers and finders.

     The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger.

Covenants

     Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall: (i) conduct business only in the ordinary course substantially consistent with past practice; (ii) cause a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of voting on the approval of the Merger Agreement and the transactions contemplated therein; (iii) cause the appropriate documents to be filed with the Commission in accordance with its requirements and without any untrue statement of material fact or omission of a material fact; (iv) permit WG Holding and WGMC and their agents access to the books, records and properties of the Company; and (vi) notify WG Holding and WGMC of certain events. The Merger Agreement also provides that WG Holding and WGMC shall make no material misstatement of fact or omit a material fact to be used in the Company's filings with the Commission and shall notify the Company of certain events.

     The parties to the Merger Agreement covenant to (i) use their best efforts in consummating the transactions contemplated therein, (ii) cooperate with each other in the consummation of the transactions contemplated in the Merger Agreement, (iii) consult with each other before making any public announcement and (iv) take such further actions as may be necessary to consummate the Merger.


Indemnification

     The Merger Agreement provides that the current directors and officers of the Company will be indemnified for six years from the Effective Time by the Company and WG Holding with respect to acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement.


Expenses

     The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby.


Termination, Amendment and Waiver

     At any time prior to the Effective Time, the Merger Agreement may be terminated by the mutual consent of the parties.

     Any of the parties may terminate the Merger Agreement prior to the Effective Time by written notice to the other parties if (i) the Merger is not completed by October 31, 1998, (ii) approval of the shareholders of the Company necessary to consummate the Merger has not been obtained or (iii) any court of competent jurisdiction or other governmental entity issues an order, decree or ruling or takes any action enjoining, restraining or prohibiting the Merger and such order, decree, ruling or action becomes final and nonappealable.

     Subject to the provisions of applicable law, the Merger Agreement may be modified or amended, and provisions thereof waived, by written agreement of the parties. However, after approval of the principal terms of the Merger Agreement by the shareholders of the Company, no amendment or waiver of a provision may be made which reduces the amount or changes the form of the Cash Merger Consideration to be received by the shareholders or that would adversely affect the shareholders of the Company unless such amendment or waiver of a provision is approved by the shareholders.


Source of Funds for the Merger

     The total amount of funds required to pay the Cash Merger Consideration to the Public Shareholders, to make cash payments to holders of outstanding options upon their cancellation and to pay the Company's related fees and expenses in connection with the Merger is estimated to be approximately $35 million. Such amounts will be provided by an equity contribution to the Company by WG Holding prior to the consummation of the Merger.


     To fund this capital contribution, WG Holding intends to borrow: (i) DM 25 million (approximately $13.8 million based on exchange rates at June 30, 1998) under a new credit facility (the "New Facility") which WG Holding will enter into in connection with the Merger with a syndicate of banks for which Commerzbank AG, Frankfurt, Germany ("Commerzbank"), serves as agent and (ii) the remaining funds required under an existing credit facility (the "Existing Credit Facility") that WG Holding has with a syndicate of banks for which Commerzbank, serves as agent. The New Facility will be for a total amount of DM 25 million, will bear interest at approximately 5.5% per annum and will be due and payable within five years. WG Holding has in excess of DM 75 million ($41.5 million based on exchange rates at June 30, 1998) of availability under its Existing Credit Facility. Borrowings under the Existing Credit Facility bear interest at approximately 6% per annum and are due and payable (subject to certain prepayment obligations) on December 31, 1999. The Existing Credit Facility is, and the New Facility will be, secured by substantially all of the assets of WG Holding and its subsidiaries located in Germany. Other than its plan to repay borrowings under the Existing Credit Facility and the New Credit Facility out of funds from operations, WG Holding has no specific plans or arrangements to finance or repay such borrowings.


Expenses of the Transaction

     Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger, financing and the related transactions, which will be paid by the Company and WG Holding are as follows:




                                                Estimated
Cost or Fee                                       Amount
--------------------------------------------- -------------
      Financial advisory fees ...............  $  550,000
      Legal fees and expenses ...............     320,000
      Special Committee fees ................      85,000
      Printing and mailing expenses .........      22,500
      Commission filing fees ................       6,370
      Disbursing Agent fees .................      10,000
      Miscellaneous .........................      10,000
                                               ----------
        Total ...............................  $1,003,870
                                               ==========



     Of the total estimated costs and fees, $300,000 of the financial advisory fees will be paid by WG Holding to its financial advisor and $100,000 of the legal fees and expenses will be paid by WG Holding to its legal counsel. The balance of the estimated costs and fees will be paid by the Company. See "Special Factors -- Opinion of the Special Committee's Financial Advisor" for a description of the fees to be paid to Robinson-Humphrey in connection with its engagement. For a description of certain fees paid to the members of the Special Committee, see "Special Factors -- Interests of Certain Persons in the Merger."



                       RIGHTS OF DISSENTING SHAREHOLDERS

     Under North Carolina law, holders of Common Stock who do not vote in favor of the Merger and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their shares. The "fair value" of the Common Stock as finally determined under such procedures may be more or less than the $15.90 cash which the shares held by non-dissenting shareholders will be converted into the right to receive in the Merger. Failure to follow such procedures precisely may result in the loss of Dissenters' Rights.

     The following discussion is not a complete statement of the law pertaining to Dissenters' Rights under Article 13 and is qualified in its entirety by the full text of Article 13 which is reprinted in its entirety as Appendix C to this Proxy Statement.

     A record shareholder may assert Dissenters' Rights as to fewer than all the shares of Common Stock registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts Dissenters' Rights. The rights of a partial dissenter will be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial owner may assert Dissenters' Rights as to shares of Common Stock held on his behalf only if he: (a) submits to the Company the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights and (b) asserts Dissenters' Rights with respect to all shares of which he is the beneficial owner.

     A holder of shares of Common Stock wishing to exercise Dissenters' Rights must: (a) give to the Company, and the Company must actually receive before the vote on the Merger Agreement is taken, written notice of the holder's intent to demand payment for his shares if the Merger is consummated and (b) must not vote his shares in favor of the Merger Agreement. Such notice may be sent to the Company at the following address: 1030 Swabia Court, Research Triangle Park, North Carolina 27709-3585, Attn: Bert Kuthe, Secretary. If the Merger Agreement is approved by holders of the requisite number of outstanding shares of Common Stock, the Company will, no later than ten days following the consummation of the Merger, mail a written dissenters' notice to all of its shareholders who gave the aforementioned notice of intent to demand payment. Such dissenters' notice will: (a) state where the payment demand must be sent and where and when certificates for shares must be deposited; (b) supply a form for demanding payment; (c) set a date by which the Company must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date on which the dissenters' notice is sent; and (d) be accompanied by a copy of Article 13. To exercise his Dissenters' Rights, a shareholder must send a dissenters' notice, must demand payment and deposit his share certificates in accordance with the terms of the notice. A shareholder failing to do so will not be entitled to payment for his shares under Article 13. A shareholder who demands payment and deposits his or her share certificates in accordance with the terms of the notice will retain all other rights of a shareholder until consummation of the Merger.

     As soon as the Merger is completed, or within 30 days after the Company's receipt of a payment demand by a shareholder made in compliance with the above-described procedures, the Company will pay such shareholder the amount the Company estimates to be the value of his shares, plus interest accrued to the date of payment. Such payment will be accompanied by: (a) the Company's balance sheet as of the fiscal year ended September 30, 1997, an income statement and a statement of cash flows for that year and the latest available interim financial statements; (b) an explanation of how the Company estimated the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the dissenter's right to notify the Company of his own estimate of the value of his shares and the amount of interest due if
(i) he believes the amount paid by the Company is less than the fair value of his shares or that the interest due was incorrectly calculated, (ii) the Company fails to make a payment within the time period described in the first sentence of this paragraph, or (iii) the Company, having failed to consummate the Merger, fails to return deposited share certificates within 60 days after the date set for demanding payment; and (e) a copy of Article 13.

     If: (a) a dissenter believes that the amount paid by the Company is less than the fair value of his shares, or that the interest due is incorrectly calculated; (b) the Company fails to make payment within the time period set forth in the first sentence of the immediately preceding paragraph; or (c) the Company, having failed to consummate the Merger, fails to return deposited stock certificates to a dissenter within 60 days after the date set for demanding payment, the dissenter may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of the amount in excess of the Company's payment to him. A dissenter will waive his right to demand payment as described in this paragraph, and will be deemed to have withdrawn his dissent and demand for payment, unless he notifies the Company of his demand in writing within 30 days after the Company
(x) made payment for his shares or (y) fails to take the actions described in clauses (b) and (c) of this paragraph, as the case may be.

     If a demand for payment as described above remains unsettled, a shareholder may commence a proceeding within 60 days after the earlier of (i) the date of the Company's payment to him as described in the second immediately preceding paragraph, or (ii) the date of his payment demand as described in the immediately preceding paragraph and file a complaint with the Superior Court Division of the North Carolina Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who does not commence a proceeding within this 60 day period will be deemed to have withdrawn his dissent and demand for payment.

     The court may, in its discretion, make all dissenters whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. The jurisdiction of the Superior Court is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. Parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. The proceeding will be tried as in other civil actions; however, since the Company is a "public corporation," no party to any proceeding described herein will have the right to trial by jury.

     Each dissenter made a party to the proceeding by the court will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the Company. The court may assess the costs of a proceeding described above, including the compensation and expenses of appointed appraisers, as it finds equitable. With respect to the fees and expenses of counsel and experts for the parties to the proceeding, the court may assess such costs as it finds equitable (a) against the Company, and in favor of any or all dissenters, if it finds that the Company did not substantially comply with the above-described procedures or (b) against either the Company or a dissenter or in favor of either or any other party, if it finds that the party against whom such costs are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the dissenters' rights provided under Article 13. In addition, if the court finds that the services of counsel to any dissenter were of substantial benefit to other dissenters and that the costs of such services should not be assessed against the Company, the court may award to such counsel reasonable fees to be paid out of the amounts owed to the dissenters who were benefited.

     The provisions of Article 13 are technical in nature and complex. Shareholders desiring to exercise Dissenters' Rights and to obtain a determination of the fair market value of their shares should consult counsel, since the failure to comply strictly with the provisions of Chapter 13 may result in a waiver or forfeiture of their Dissenters' Rights.


                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the Merger that are generally applicable to holders of Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation.

     The receipt of the Cash Merger Consideration in the Merger by holders of Common Stock will be a taxable transaction for federal income tax purposes. Except as provided in the following paragraph, each holder's gain or loss per share will be equal to the difference between $15.90 and the holder's basis per share in the Common Stock. Such gain or loss generally will be a capital gain or loss. In the case of individuals, such capital gain will be subject to maximum federal income tax rates of 20% for Common Stock held for more than 18 months and 28% for Common Stock held for more than one year but for not more than 18 months. The foregoing discussion may not be applicable to shareholders who acquired their Common Stock pursuant to the exercise of options or other compensation arrangements or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Code.

     A holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to payments of Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholdings rules. To prevent the possibility of backup federal income tax withholding on payments made to certain holders with respect to shares of Common Stock pursuant to the Merger, each holder must provide the Disbursing Agent with his correct TIN by completing a Form W-9 or Substitute Form W-9. A holder of Common Stock who does not provide the Company with his or her correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. The Company (or its agent) will report to the holders of Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

     The foregoing tax discussion is included for general information only and is based upon present law. Each holder of the Common Stock should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder, including the application and effect of federal, state, local and other tax laws and the possible effect of changes in such tax laws.

                            BUSINESS OF THE COMPANY

General


     The Company develops, manufactures, markets and supports test, measurement, diagnostic and monitoring products for local area data networks ("LANs") and wide area data networks ("WANs"). The Company's network analysis products, which primarily consist of the Domino and DA-3x product families, enable customers to analyze and solve interoperability and performance problems across all the principal configurations of network topologies and communication protocols. In the United States, the Company also markets specialized test, measurement and monitoring instruments primarily for use by operators of telecommunication and data transmission systems. These products are primarily purchased for resale from the foreign manufacturing affiliates of WG Holding, and include ANT-20, a physical layer test instrument for SDH, SONET and ATM, and 8610 and 8620 cellular communications test systems.

     The Company introduced its first DA-3x product in the fall of 1990. As new and more advanced networks and communication methods have been developed, the Company has expanded its DA-3x family through releases of new or enhanced hardware and software modules. In fiscal 1994, the Company began manufacturing and distributing its Domino product family, a line of protocol analyzers designed specifically for use by field technicians who install and maintain large multi-site LANs and WANs. The Company introduced DominoLANTM, DominoWANTM and DominioFDDITM in fiscal 1995 followed by DominoWIZARDTM, Domino REMOTE, and SNA Session Generator in fiscal 1996 and DominoFastEthernet in fiscal 1997.

     In fiscal 1997, the Company began development of the NetForce product line, a proposed new family of products designed to maximize network availability for network managers through proactive and interactive network analysis and management tools. Planned for availability in the second half of fiscal 1998, NetForce Ranger is believed to be the internetworking industry's first network analysis product that is able to search for, detect, isolate and pinpoint problems before the network fails. Designed for routed and switched networks, NetForce Ranger addresses both LANs and WANs.


     The Company sells its products and services to domestic end users principally through its direct sales force, although the Company maintains indirect distribution channels. Internationally, the Company sells its products through sales affiliates of WG Holding. The Company's major customers include AT&T, Cisco Systems, Deutsche Telekom, Embratel, GTE, IBM, MCI, Nortel, NCR, Telecom Italia and various U.S. government agencies.

     Under a contract with WG Holding, the Company serves as the exclusive United States distributor and servicer of products developed and produced by foreign manufacturing affiliates of WG Holding. These products are purchased by the Company at prices established by the manufacturing affiliates and resold by the Company to U.S. customers. These products consist primatily of test, measurement and monitoring instruments for telecommunications companies. They include advanced network test equipment for telecommunications networks, telecom test systems for cellular networks, hand-held test instruments for installation and other network system test instruments. The Company markets and sells these products primarily to large network operators and developers and manufacturers of communication equipment. Major customers for these products include AT&T, GTE, MCI, Nortel and Qualcomm.


Recent Acquisitions


     In January 1998, the Company acquired privately-held Tinwald for approximately $5.0 million plus possible additional payments conditioned on the achievement of performance goals. Tinwald is an Ontario, Canada-based developer of the LinkView family of software analysis tools. Management believes that the purchase of Tinwald adds a full range of cost effective, highly distributable set of analysis solutions to the Company's product lines to maximize and enhance customer network reliability and availability. Products in this new family include LAN Monitor and Internet Monitor, as well as LinkView Pro and LinkView Pro with WG Examine.


     In March 1998, the Company acquired the assets of privately-held Network Intelligence for $1.25 million plus possible additional payments conditioned on the achievement of performance goals. Network Intelligence is a Palo Alto, California-based network performance management software company. The technology purchased in this transaction is intended to accelerate the development of the distributed analysis tools of the NetForce product family.


Year 2000

     The Company is still assessing the impact that year 2000 issues will have on its products and internal information systems and has begun corrective efforts in these areas. The Company does not anticipate that addressing the year 2000 problem for its internal information systems and current and future products will have a material impact on its operations or financial results. However, there can be no assurance that the costs to address these issues will not be greater than anticipated, or corrective actions undertaken will be completed before any year 2000 problems could occur.

     The Company has certain key relationships with suppliers. If these suppliers fail to adequately address year 2000 issues for the products they provide the Company, this could have a material adverse impact on the Company's operations and financial results. The Company is still assessing the potential effect that year 2000 issues may have on its suppliers and, at this time, cannot determine the impact, if any, that it may have on the Company's operations or financial results.



                            SELECTED FINANCIAL DATA

     The following table sets forth selected historical combined and consolidated financial data of the Company for each of the five fiscal years ended September 30, 1997, which are derived from the audited combined and consolidated financial statements of the Company. The combined and consolidated financial statements for the five fiscal years ended September 30, 1997 have been audited by Arthur Andersen LLP, independent auditors. The historical results of operations of the Company for the six month periods ended March 31, 1997 and 1998 and the historical financial position of the Company as of March 31, 1998 are derived from unaudited consolidated financial statements included in the Company's Form 10-Q Quarterly Report for the three months ended March 31, 1998, incorporated herein by reference. The consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial position and consolidated results of operations for these periods. The data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included in the Company's Form 10-K Annual Report for the year ended September 30, 1997, incorporated by reference herein.



                                                                                                 Six Months Ended March
                                                     Fiscal Year Ended September 30,                       31,
                                          ------------------------------------------------------ -----------------------
                                             1997       1996       1995       1994       1993        1998        1997
                                          ---------- ---------- ---------- ---------- ---------- ------------ ----------
                                                           (In thousands, except for per share amounts)
Statement of Income Data:
Revenues:
  Nonaffiliates .........................  $29,001    $ 33,186   $23,658    $ 21,785   $18,005     $ 15,556    $13,729
  Affiliates ............................   25,454      25,900    21,604      18,387    15,080       11,262     16,068
                                           -------    --------   -------    --------   -------     --------    -------
   Total revenues .......................   54,455      59,086    45,262      40,172    33,085       26,818     29,797
Cost of revenues ........................   24,381      23,234    16,576      12,731    12,176       13,931     12,372
                                           -------    --------   -------    --------   -------     --------    -------
   Gross profit .........................   30,074      35,852    28,686      27,441    20,909       12,887     17,425
Selling, general & admin. expenses ......   19,360      18,934    15,872      12,984    10,603        9,395      9,807
Product development expenses ............   10,712       9,804    10,469       9,059     6,545        5,791      4,932
Restructuring charges ...................       --          --     1,279          --        --           --         --
Acquired in-process research and
  development and other non-recurring
  charges ...............................       --          --        --          --        --        5,825         --
                                           -------    --------   -------    --------   -------     --------    -------
   Operating income (loss) ..............        2       7,114     1,006       5,398     3,761       (8,124)     2,686
Interest expense ........................       --          --        --        (460)     (779)          --         --
Interest income .........................      639         350       313         295       274          285        320
Foreign currency gains (losses) .........     (271)       (104)     (245)        213       498           34       (270)
                                           -------    --------   -------    --------   -------     --------    -------
  Income (loss) before income taxes .....      424       7,360     1,134       5,446     3,754       (7,805)     2,736
Benefit from (provision for) income
  taxes .................................       --      (2,208)      (98)     (2,124)      867          779       (821)
                                           -------    --------   -------    --------   -------     --------    -------
Income from continuing operations .......      424       5,152     1,036       3,322     4,621       (7,026)     1,915
Income from discontinued operations .....       --          --        --         204       135           --         --
                                           -------    --------   -------    --------   -------     --------    -------
   Net income (loss) ....................  $   424    $  5,152   $ 1,036    $  3,526   $ 4,756     $ (7,026)   $ 1,915
                                           =======    ========   =======    ========   =======     ========    =======
Per Share Data:
Net income (loss) per share (assuming
  dilution) .............................  $  0.08    $   0.98   $  0.20    $   0.80   $  1.27     $  (1.33)   $  0.35
Weighted average number of common
  shares outstanding (assuming
  dilution) .............................    5,359       5,231     5,245       4,398     3,750        5,274      5,395

                                                                  As of September 30,
                                                 -----------------------------------------------------
                                                    1997       1996       1995       1994       1993    As of March 31, 1998
                                                 ---------- ---------- ---------- ---------- --------- ---------------------
                                                                (In thousands, except for per share amounts)
Balance Sheet Data:
Working capital ................................  $27,036    $24,869    $20,117    $20,041    $ 6,569         $19,986
Total assets ...................................   37,292     34,298     29,344     28,272     20,381          30,300
Short-term debt, including current maturities
 of long-term debt .............................       --         --         --         --      5,978              --
Long-term debt .................................       --         --         --         --      4,370              --
Shareholders' equity ...........................   30,659     28,822     24,354     23,113      5,303          23,976


                                                 As of
                                 --------------------------------------
                                  September 30, 1997     March 31, 1998
                                 --------------------   ---------------
Book Value Per Share .........   $ 5.83                 $ 4.53

                      CERTAIN FORWARD LOOKING INFORMATION

     The Company does not, as a matter of course, make public forecasts or projections of future financial results. However, in December 1997, the Company's management prepared the Base Income Projections, which are comprised of a projected income statement for the balance of the fiscal year ending September 30, 1998 and for each of the three fiscal years ending September 30, 2001 (the "Projection Period") which took into account management's estimate of the potential effects of the Tinwald acquisition (which was then at the negotiation stage and was expected to be completed in January 1998) and the Network Intelligence acquisition (which was then in the early stages of negotiation but was expected to be completed in the second quarter of fiscal
1998). The Base Income Projections were provided to Broadview and Robinson-Humphrey in connection with their respective reviews and analyses of the Company. See "Special Factors -- Background of the Merger."

     The principal assumptions made by management of the Company in preparing the Base Income Projections (which management considered reasonable) were as follows:

         (a) the economic growth in the target markets for the Company's products would approximate 20% per year;

         (b) the Company would maintain its current market share of its existing markets for the sale of current products;

         (c) the Company would gain market shares ranging from 4% to 14% for products targeted for new markets;

         (d) the Company's revenues would increase at approximately the same rate per year as the anticipated growth in target markets;

         (e) the Company's revenues would increase from sales of products to customers in new targeted markets where the Company would gain market shares;

         (f) the Company's new products, including enhancements to the Domino product family and the NetForce product family, would be developed and released as scheduled in fiscal 1998 and 1999;

         (g) the Company's estimates of research and development expenses over the Projection Period would be sufficient to maintain and enhance existing products and develop new products for release as scheduled;

         (h) the Tinwald and Network Intelligence acquisitions would be successfully completed and integrated into the Company's product development, marketing and sales efforts in fiscal 1998;

         (i) the Company would continue to sell in the United States complimentary products produced by foreign affiliates of WG Holding and such product sales would represent approximately 25% of annual projected revenues;

         (j) the Company would continue to be able to attract and retain highly skilled engineering, marketing, sales and management personnel; and

         (k) the Company would not be subject to any significant adverse competitive developments during the Projection Period.

     In late February 1998, following a meeting at the Company's offices on February 24, 1998 among members of the Company's management and representatives of Broadview and Robinson-Humphrey, Broadview, based on the information it had received at that meeting relating to, among other things, the Base Income Projections and the principal assumptions made by management in preparing them, performed sensitivity analyses with respect to the Base Income Projections and reviewed and discussed the assumptions underlying the Base Income Projections with representatives of WG Holding. As a result of this process, Broadview adjusted the Base Income Projections to reflect the perceived risk of potential delays in product releases by the Company, increased spending associated with establishing a sales and marketing infrastructure and accelerating research and development expenses, resulting in the Adjusted Income Projections. See "Special Factors -- Background of the Merger."

     Following a meeting on March 11, 1998 at which the Base Income Projections and the Adjusted Income Projections were discussed at length by the Special Committee and representatives of WG Holding, it became apparent to the Special Committee that significant differences existed between management of the Company and representatives of WG Holding regarding the attainability by the Company of the Base Income Projections which forecasted more favorable operating results for the Projection Period than the Adjusted Income Projections. The Special Committee noted that the differences between the Base Income Projections and the Adjusted Income Projections discussed at the March 11 meeting related primarily to risks and uncertainties associated with the attainability of the projected revenues contained in the Base Income Projections which, in large part, were based on the timing and market acceptance of planned new product releases. In light of these risks and uncertainties, the Special Committee determined that it would be appropriate to prepare a set of income statement projections that represented a balanced approach between the Base Income Projections and the Adjusted Income Projections. Accordingly, the Special Committee asked Robinson-Humphrey to prepare a set of projections representing an average of the Base Income Projections and the Adjusted Income Projections. The Average Income Projections were provided to the Special Committee and Broadview. See "Special Factors -- Background of the Merger."

     Set forth below are the Revenues, Operating income, Net income and Net income per share reflected in the Base Income Projections, the Adjusted Income Projections and the Average Income Projections. The effect of the Company's then anticipated write-off of approximately $6.3 million of purchased technology in the second quarter of fiscal 1998 is excluded from each set of projections.


                            Base Income Projections



                                             Fiscal Year Ended September 30
                                  -----------------------------------------------------
                                      (In thousands, except for per share amounts)
                                      1998         1999          2000          2001
                                  ------------ ------------ ------------- -------------
   Revenues .....................   $ 68,800     $ 90,500     $ 118,600     $ 150,200
   Operating income .............      2,500        6,300        11,400        18,700
   Net income ...................      2,300        5,100         8,900        14,500
   Net income per share .........   $   0.44     $   0.96     $    1.68     $    2.46

                          Adjusted Income Projections



                                             Fiscal Year Ended September 30
                                  ----------------------------------------------------
                                      (In thousands, except for per share amounts)
                                      1998         1999         2000          2001
                                  ------------ ------------ ------------ -------------
   Revenues .....................   $ 64,200     $ 80,575     $ 99,944     $ 121,913
   Operating income .............        408        3,343        6,551        10,669
   Net income ...................        208        2,800        5,227         8,396
   Net income per share .........   $   0.04     $   0.53     $   0.99     $    1.42

                           Average Income Projections



                                             Fiscal Year Ended September 30
                                  -----------------------------------------------------
                                      (In thousands, except for per share amounts)
                                      1998         1999          2000          2001
                                  ------------ ------------ ------------- -------------
   Revenues .....................   $ 66,500     $ 85,538     $ 109,272     $ 136,057
   Operating income .............      1,454        4,822         8,976        14,685
   Net income ...................      1,254        3,950         7,064        11,448
   Net income per share .........   $   0.24     $   0.74     $    1.33     $    1.94

     None of the projections were prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Arthur Andersen LLP, the Company's independent auditors, have not performed any procedures with respect to the projections and assume no responsibility for them. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include: the rapidly changing technology for the Company's products; the Company's ability to anticipate changes in technology and industry standards in order to continue to develop and introduce both new and enhanced products on a timely basis and to meet changing customer requirements for network analysis products; the ability of the Company to integrate successfully into planned new product releases the software technology recently acquired from Tinwald and Network Intelligence; the risks associated with delays in releases of new products and the fact that such products, when first released, may contain undetected errors that could require design modifications; the risks associated with marketing new products to operators of medium and large multi-site local area and wide area networks and the related longer selling cycles required to complete sales to these potential users of network analysis and monitoring products; the difficulty of estimating sales of the Company's products by foreign sales affiliates of WG Holding with respect to which the Company does not exercise control; the uncertainties associated with the capital spending patterns of the Company's customers; the risks related to the Company's reliance upon a limited number of sole source suppliers; and the risks associated with the Company's dependence upon its ability to attract and retain highly skilled engineering, marketing, sales and management personnel.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT


     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of June 30, 1998 by: (i) each person known to the Company to beneficially own more than 5% of the Common Stock; (ii) each director of the Company; (iii) each executive officer named in the Summary Compensation Table included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997; and (iv) all executive officers and directors of the Company as a group.





                                                                     Amount and Nature      Percent of Total
                                                                             of                  Shares
Name of Beneficial Owner                                          Beneficial Ownership(1)    Outstanding(1)
---------------------------------------------------------------- ------------------------- -----------------
Wandel & Goltermann Management Holding GmbH(2) .................         3,285,600                62.1%
Albrecht Wandel (2)(3) .........................................                --                  --
Richard E. Pospisil(4) .........................................             5,067                   *
Gerry Chastelet(4) .............................................            48,693                   *
Rolf Schmid (2)(3) .............................................                --                  --
Joachim Simmross (4) ...........................................               667                  --
Sidney Topol (4) ...............................................            14,034                   *
Peter Wagner (2)(3) ............................................                --                  --
E. Jay Bowers(4) ...............................................            13,711                   *
John T. Goehrke(4) .............................................            16,248                   *
Adelbert Kuthe(4) ..............................................            13,790                   *
Richard L. Popp(4) .............................................            10,000                   *
All Executive Officers and Directors as a Group (15 persons)(5)            159,328                 3.0


---------
     * Less than 1%


(1) In accordance with the Commission rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding options and exercisable by such holder within 60 days after June 30, 1998, but no exercise of outstanding options held by any other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of the Common Stock shown as beneficially owned by them.

(2) The address of Wandel & Goltermann Management Holding GmbH ("WG Holding") and Messrs. Schmid, Wagner and Wandel is Box 1262, D-72795 Eningen u.A., Federal Republic of Germany. WG Holding is a German limited liability company that directly owns 3,285,600 shares of Common Stock. The officers of WG Holding are Mr. Wagner who serves as the President, Chief Executive Officer and a Managing Director, Mr. Schmid who serves as a Managing Director and Karl-Heinz Eisemann who serves as a Managing Director. In their capacities with WG Holding, any two of Messrs. Wagner, Schmid and Eisemann acting together, can exercise voting and investment power with respect to the shares of Common Stock held directly by WG Holding, and accordingly, may be deemed to share beneficial ownership of such shares. Messrs. Wagner, Schmid and Eisemann disclaim individual beneficial ownership of the shares of Common Stock held directly by WG Holding.

(3) Excludes shares of Common Stock owned by WG Holding. See Note (1).

(4) Includes for each of these beneficial owners the number of shares set forth below that are issuable upon exercise of options that are exercisable within 60 days of June 30, 1998:




  Richard E. Pospisil .....   5,067    E. Jay Bowers .......... 13,316
  Joachim Simmross ........     677    John T. Goehrke ........ 15,825
  Gerry Chastelet .........  47,436    Adelbert Kuthe ......... 12,179
  Sidney Topol ............   5,067    Richard L. Popp......... 10,000




(5) Includes 145,590 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

                             SHAREHOLDER PROPOSALS


     The Company's annual meeting of Shareholders is normally held in February of each year. When the Company received WG Holding's proposal in January 1998 for a proposed merger, management postponed the annual meeting of shareholders. If the proposal to approve the Merger is not approved at the Special Meeting, the annual meeting of shareholders will be held in November 1998. Proposals of shareholders intended to be presented at the 1998 annual meeting of shareholders must be submitted, by registered or certified mail, to the attention of the Company's secretary at its principal executive offices by September 1, 1998 in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. If the Merger is consummated, the annual meeting of shareholders may be scheduled for an earlier or later date consistent with the Company's organizational documents.



                             INDEPENDENT AUDITORS

     The Consolidated Balance Sheets as of September 30, 1997 and September 30, 1996, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three fiscal years in the period ended September 30, 1997, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report.


                                 OTHER MATTERS

     Management knows of no other business to be presented at the Special Meeting. If other matters do properly come before the meeting, or any adjournment or adjournments thereof, it is the intention of the persons named in the proxy to vote on such matters according to their best judgment unless the authority to do so is withheld in such proxy.

                                  APPENDIX A

                         AGREEMENT AND PLAN OF MERGER
                                  DATED AS OF
                                MARCH 28, 1998
                                     AMONG
                     WANDEL & GOLTERMANN TECHNOLOGIES, INC.
                                WG MERGER CORP.
                                      AND
                  WANDEL & GOLTERMANN MANAGEMENT HOLDING GmbH

                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made as of March 28, 1998, by and among Wandel & Goltermann Management Holding GmbH, a German limited liability company ("Holding"), WG Merger Corp., a North Carolina corporation and wholly-owned subsidiary of Holding ("Merger Subsidiary" or "Merger Sub") (Holding and Merger Subsidiary are sometimes referred to collectively as "Buyer"), and Wandel & Goltermann Technologies, Inc., a North Carolina corporation (the "Company").

     WHEREAS:

     A. The authorized capital stock of the Company consists of (i) 20,000,000 shares of common stock, $.01 par value (the "Company Common Stock"), of which 5,287,778 shares were issued and outstanding as of close of business on March 27, 1998, and (ii) 2,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), of which no shares were issued and outstanding as of the close of business on March 27, 1998.

     B. Holding currently owns, and will own immediately prior to the Effective Time, 3,285,600 shares of Company Common Stock representing approximately sixty-two percent (62%) of the total issued and outstanding Company Common Stock.

     C. A special committee of the Board of Directors of the Company appointed on November 18, 1997 and comprised entirely of directors who are neither members of management of the Company nor affiliated with Buyer or any Affiliate of Buyer (other than the Company) (the "Special Committee") has unanimously determined that the Merger is fair to and in the best interests of the shareholders of the Company other than Buyer (the "Public Shareholders") and has unanimously approved this Agreement and unanimously recommends its approval and adoption by the Board of Directors (the "Board") and by the shareholders of the Company.

     D. The Board, based in part on the recommendation of the Special Committee and the written opinion of The Robinson-Humphrey Company, LLC, the financial advisor to the Special Committee (the "Financial Advisor"), has determined that the Merger is fair to and in the best interests of the Public Shareholders and has resolved to approve and adopt this Agreement and its contemplated transactions and, subject to the following terms and conditions, to recommend the approval and adoption of this Agreement by the shareholders of the Company.


     E. The Board, Holding, and Merger Sub each have approved the merger of Merger Subsidiary with and into the Company (the "Merger") in accordance with the North Carolina Business Corporation Act (the "NCBCA") and the terms and conditions provided below, pursuant to which each share (other than shares of Company Common Stock held by the Company as treasury stock, shares of Company Common Stock owned by Holding immediately prior to the Effective Time, and shares of Company Common Stock as to which dissenters' rights have been perfected in accordance with the NCBCA) shall be converted into the right to receive the Merger Consideration.

     F. Certain capitalized terms are defined in Section 10.1 hereof.

     NOW, THEREFORE, in consideration of these premises and the mutual covenants, representations, warranties, and agreements herein, the parties agree as follows:


                                   ARTICLE I
                                  THE MERGER

     Section 1.1 Company Action.

     The Company represents that its Board of Directors, at a meeting called and held, and relying in part on the unanimous recommendation of the Special Committee, has (i) unanimously determined that this Agreement and its contemplated transactions, including the Merger, are fair to and in the best interests of the Public Shareholders, (ii) unanimously approved and adopted this Agreement and its contemplated transactions, including the Merger, and
(iii) unanimously resolved to recommend the approval and adoption of this Agreement and the Merger by the Company's shareholders, provided that such recommendation may be withdrawn, modified, or amended by the Board if the Board deems such withdrawal, modification, or amendment necessary in light of its fiduciary obligations to the Company's shareholders after consultation with counsel.

     Section 1.2 The Merger.

      (a) At the Effective Time, Merger Subsidiary will be merged with and into the Company in accordance with Article 11 of the NCBCA, the separate existence of Merger Subsidiary shall cease, and the Company shall be the Surviving Corporation.

      (b) As soon as practicable after satisfaction of all conditions to the Merger, or waiver of conditions to the extent permitted herein, the Company and Merger Subsidiary will file articles of merger ("Articles of Merger") with the Secretary of State of the State of North Carolina and make all other filings or recordings required by the NCBCA in connection with the Merger. The Merger shall become effective when the Articles of Merger are filed with the Secretary of State of the State of North Carolina or at such later time as is specified in the Articles of Merger (the "Effective Time").

      (c) After the Effective Time, the Surviving Corporation shall possess all the rights, privileges, and powers, and be subject to all of the restrictions, disabilities, and duties of the Company and Merger
   Subsidiary, all as provided under the NCBCA.

     Section 1.3 Conversion of Shares.

     At the Effective Time:

      (a) Each share of Company Common Stock (a "Share") which is outstanding immediately prior to the Effective Time, except as otherwise provided in
   Section 1.3(b) or as provided in Section 1.5 with respect to Shares for which dissenters' rights have been perfected, shall be converted into the right to receive $15.90 in cash, without interest (the "Merger Consideration").

      (b) Each Share held by the Company as treasury stock immediately prior to the Effective Time and each share held by Holding immediately prior to the Effective Time shall be canceled and no payment shall be made for it.

      (c) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Section 1.4 Surrender and Payment.

      (a) At or before the Effective Time, the Company shall appoint First Union National Bank, as agent (the "Exchange Agent"), for the purpose of exchanging certificates representing Shares for the Merger Consideration. At or immediately prior to the Effective Time, Holding shall make a capital contribution to the Company in an amount that, together with funds available to the Company, is sufficient to permit the Company to make the aggregate Merger Consideration available to the Exchange Agent in accordance herewith. At the Effective Time, the Company shall make the aggregate Merger Consideration available to the Exchange Agent for all applicable outstanding Shares to be converted in accordance with Section 1.3(a) hereof. At or promptly following the Effective Time, the Company or Surviving Corporation will send or cause the Exchange Agent to send to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange. This letter of transmittal shall specify that the delivery shall be effected and risk of loss and title shall pass only upon proper delivery of the certificates representing Shares to the Exchange Agent.

      (b) Each holder of Shares that have been converted into a right to receive Merger Consideration will be entitled to receive the Merger Consideration payable for such holder's Shares upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares. After the Effective Time and until surrendered with the letter of transmittal, each such certificate shall only represent the right to receive Merger Consideration.

      (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate(s) surrendered in exchange, it will be a condition to payment that the certificate(s) surrendered be properly endorsed or otherwise be in proper form for transfer. Additionally, the Person requesting such payment must pay to the Exchange Agent any transfer or other taxes required as a result of payment to a Person other than the registered holder of such Shares, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (d) After the Effective Time, no further transfers of Shares will be registered. After the Effective Time, if certificates representing Shares are presented to the Surviving Corporation, they will be canceled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article I.

      (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.4(a) that remains unclaimed by the holders of Shares six (6) months after the Effective Time shall be returned within one week after the end of the six (6) month period, without further action or request, to the Surviving Corporation, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such Shares. However, neither Buyer nor the Surviving Corporation shall be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property Laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or an earlier date immediately prior to such time as the amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled to them. Nothing in this section limits the obligations of the Buyer under Section 1.4(a).

     Section 1.5 Dissenting Shares.

     Notwithstanding Section 1.3, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of this Agreement or consented in writing and who has demanded payment of the fair value of such Shares in accordance with the NCBCA shall not be converted into a right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due in respect of such dissenting Shares pursuant to Article 13 of the NCBCA; provided, however, that if the holder of such dissenting Shares shall have failed to perfect or shall have waived, rescinded or otherwise lost (in each such instance, to the reasonable satisfaction of the Surviving Corporation) its status as a "dissenter" pursuant to Article 13 of the NCBCA, then such holder shall forfeit the right to dissent from the Merger and such Shares shall be deemed to have been converted into the right to receive the Merger Consideration as of the Effective Time. The Company shall give Buyer prompt notice of any demands received by the Company for appraisal of Shares, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle, or offer to settle, any such demands.

     Section 1.6 Stock Options and Employee Stock Purchase Plan.

      (a) Prior to the Effective Time, the Company shall take all steps necessary to give written notice to each holder of options granted under the Wandel & Goltermann Technologies, Inc. Omnibus Stock Plan, as amended and the Wandel & Goltermann Technologies, Inc. Outside Directors' Stock Option Plan, as amended (collectively, the "Option Plans") that are outstanding that: (i) all such options outstanding as of the Effective Time, whether vested or unvested (collectively the "Options"), shall be cancelled effective as of the Effective Time and (ii) upon the execution and delivery to the Company by such holder of an instrument acknowledging cancellation of all Options held by such holder effective as the Effective Time ("Cancellation Instrument"), the Company shall pay such holder, promptly following the Effective Time, an amount determined by multiplying
   (a) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Options held by such holder by (b) the number of share such holder could have purchased had such holder exercised such Options in full immediately prior to the Effective Time (assuming all such Options were fully vested, including any unvested Options). The Board or any committee thereof responsible for the administration of the Option Plan shall take any and all action necessary to effectuate matters described in this Section 1.6(a) on or before the Effective Time.

      (b) Effective at April 1, 1998, the Company shall terminate the Wandel & Goltermann Technologies, Inc. Employee Stock Purchase Plan, as amended (the "Purchase Plan"), in accordance with the terms of Article VII of the Purchase Plan, whereupon the entire amount credited to the "stock purchase account" of each participant shall be distributed to each such participant.


     Section 1.7 Closing.

     Subject to the terms and conditions of this Agreement, the Closing of the Merger (the "Closing") shall take place at the offices of the Company at 1030 Swabia Court, Research Triangle Park, North Carolina, as promptly as practicable after satisfaction or waiver, if permissible, of the conditions set forth in Article VIII hereof, or at such other location, time, or date as may be agreed to in writing by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

                                  ARTICLE II
                           THE SURVIVING CORPORATION

     Section 2.1 Articles of Incorporation.

     The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable Law.

     Section 2.2 Bylaws.

     The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

     Section 2.3 Directors and Officers.

     From and after the Effective Time, until successors are elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.


                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Holding and Merger Sub that, except as set forth in the Disclosure Schedule delivered by the Company to Holding prior hereto (the "Disclosure Schedule"), which shall identify exceptions by specific Section references:

     Section 3.1 Corporate Organization.

     The Company and each of its Subsidiaries (the "Company Subsidiaries") has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where failure to be so qualified or licensed, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is in violation of any provision of its charter or bylaws or other organizational documents, as the case may be.


     Section 3.2 Capitalization.

     As of the date of this Agreement, the authorized capital stock of the Company consists in its entirety of (i) 20,000,000 shares of common stock, $.01 par value per share, and (ii) 2,000,000 shares of preferred stock, none of which are issued and outstanding. As of the date of the Agreement, (i) 5,287,778 shares of Company Common Stock were issued and outstanding, and (ii) options to acquire 810,251 shares of Company Common Stock were outstanding under the Company Option Plans. All of the outstanding shares of capital stock of each of the Company Subsidiaries is owned beneficially and of record by the Company or a Company Subsidiary free and clear of all liens, charges, encumbrances, options, rights of first refusal or limitations or agreements regarding voting rights of any nature. All of the outstanding shares of capital stock of the Company and each of the Company Subsidiaries have been duly authorized, validly issued and are fully paid and nonassessable and are not subject to preemptive rights created by statute, their respective charter or bylaws or any agreement to which any such entity is a party or by which any such entity is bound. Except as set forth in Section 1.6(b) and this Section 3.2, there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party relating to the issued or unissued capital stock, or other interest in, of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, by sale, lease, license or otherwise.

     Section 3.3 Authority Relative to this Agreement.

     The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated on its part hereby to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated on its part hereby have been duly authorized by all necessary corporate action, and, other than the approval of the Company's shareholders as provided in
Section 8.1(a) hereof, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated on its part hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Holding and Merger Sub, constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equity principles.

     Section 3.4 No Violation.

     The execution and delivery of this Agreement by the Company do not, the performance by the Company of its obligations hereunder will not, and the consummation by the Company of the transactions contemplated to be performed by it hereby will not (i) violate or conflict with any provision of any Laws in effect on the date of this Agreement and applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets is bound or subject, (ii) require the Company or any Company Subsidiary to obtain any consent, waiver, approval, license or authorization or permit of, or make any filing with, or notification to, any Governmental Entities, based on Laws, rules, regulations and other requirements of Governmental Entities in effect as of the date of this Agreement (other than (a) filings or authorizations required in connection or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the NCBCA and (b) any other filings and approvals expressly contemplated by this Agreement or listed in Section 3.4 to the Company Disclosure Schedule), (iii) require the consent, waiver, approval, license or authorization of any person (other than Governmental Entities) other than as listed on Section 3.4 of the Company Disclosure Schedule, (iv) violate, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any rights of, or result in any, termination, amendment, acceleration or cancellation of, or loss of any benefit or creation of a right of first refusal, or require any payment under, or result in the creation of a lien or other encumbrance on any of the properties or assets of the Company or any Company Subsidiary pursuant to or under any provision of any indenture, mortgage, note, bond, lien, lease, license, agreement, contract, order, judgment, ordinance, Company Permit (as defined below) or other instrument or obligation to which the Company or Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties is bound or subject to, or (v) conflict with or violate the articles of incorporation or bylaws, or the equivalent organizational documents, in each case as amended or restated, of the Company or any of the Company Subsidiaries, except for any such conflicts or violations described in clause (i) or breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or encumbrances described in clause
(iv) that would not have a Material Adverse Effect and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, either individually or in the aggregate, prevent the Company from performing any of its obligations under this Agreement and would not have a Material Adverse Effect.

     Section 3.5 Compliance with Laws.

      (a) As of the date of this Agreement, each of the Company and the Company Subsidiaries holds all licenses, franchises, grants, permits, easements, variances, exemptions, consents, certificates, identification numbers, approvals, orders, and other authorizations (collectively, "Company Permits") necessary to own, lease and operate its properties and to carry on its business as it is now being conducted and are in compliance with all Company Permits and all Laws governing their respective businesses, except where the failure to hold such Company Permits or to so comply, individually or in the aggregate, would not have a Material Adverse Effect.


      (b) Except as set forth in Section 3.5 of the Company Disclosure Schedule, no action or proceeding is pending or, to the Company's knowledge, threatened that may result in the suspension, revocation or termination of any the Company Permit, the issuance of any cease-and-desist order, or the imposition of any administrative or judicial sanction, and neither the Company nor any Company Subsidiary has received any notice from any governmental authority in respect of the suspension, revocation or termination of any Company Permit, or any notice of any intention to conduct any investigation or institute any proceeding, in any such case where such suspension, revocation, termination, order, sanction, investigation or proceeding would result, individually or in the aggregate, in a Material Adverse Effect.

     Section 3.6 Litigation.

     As of the date of this Agreement, except as may be disclosed in the Company 10-K (as defined below), reports filed on Forms 10-Q or 8-K for periods subsequent to the period covered by the Company 10-K, in each case filed prior to the date hereof (such reports and filings, including the Company 10-K, collectively, the "the Company Current Reports"), or except as set forth on Section 3.6 of the Company Disclosure Schedule, there is no claim, litigation, suit, arbitration, mediation, action, proceeding, unfair labor practice complaint or grievance pending or, to the Company's knowledge, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the Company's knowledge, threatened in writing against the Company or any Company Subsidiary or with respect to any property or asset of any of them, except for claims, litigations, suits, arbitrations, mediations, actions, proceedings, complaints, grievances or investigations which, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of any of them is subject to any continuing order, judgment, settlement agreement, injunction, consent decree or other similar written agreement with or, to the Company's knowledge, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, consent decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders, except for such matters which would not reasonably be expected to have a Material Adverse Effect.

     Section 3.7 Financial Statements and Reports.

     The Company has made available to Holding true and complete copies (in each case, as amended) of (i) its Annual Report on Form 10-K for the year ended September 30, 1997 (the "Company 10-K"), as filed with the Securities and Exchange Commission (the "Commission") and (ii) all other reports (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by it with the Commission subsequent to September 30, 1997. The reports referred to in the immediately preceding sentence (including, without limitation, any financial statements or schedules or other information included or incorporated by reference therein) are referred to in this Agreement as the "the Company SEC Filings." As of the respective times such documents were filed, the Company SEC Filings complied in all material respects with the requirements of the Securities Act of 1933, as amended, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except for such noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Filings comply as to form in all material respect with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with generally accepted accounting principles (as in effect from time to time) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q of the Commission) and present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows of the Company and the Company Subsidiaries as of the dates and for the periods indicated, except (i) in the case of unaudited interim consolidated financial statements, to normal recurring year-end adjustments and any other adjustments described therein and
(ii) any pro forma financial information contained therein is not necessarily indicative of the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated. No Company Subsidiary is required to file any form, report or other document with the Commission.

     Section 3.8 Absence of Certain Changes or Events.

     Other than as disclosed in the Company Current Reports, or otherwise disclosed in this Agreement or in Section 3.8 of the Company Disclosure Schedule, since September 30, 1997 and through the date hereof, the business of the Company and of each of the Company Subsidiaries has been conducted in the ordinary course, and there has not been (i) any Material Adverse Effect on the Company; (ii) any material indebtedness incurred by the Company or any Company Subsidiary for money borrowed; (iii) any material transaction or commitment, except in the ordinary course of business or as contemplated by this Agreement, entered into by the Company or any of the Company Subsidiaries; (iv) any damage, destruction or loss, whether covered by insurance or not, which, individually or in the aggregate, would have a Material Adverse Effect on the Company; (v) any material change by the Company in accounting principles or methods except insofar as may be required by a change in generally accepted accounting principles; (vi) any material revaluation by the Company or any Company Subsidiary of any asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable);
(vii) any mortgage or pledge of any of the assets or properties of the Company or any Company Subsidiary or the subjection of any of the assets or properties of the Company or any Company Subsidiary to any material liens, charges, encumbrances, imperfections of title, security interest, options or rights or claims of others with respect thereto other than in the ordinary course consistent with past practice; or (viii) any assumption or guarantee by the Company or a Company Subsidiary of the indebtedness of any person or entity, other than in the ordinary course consistent with past practice.

     Section 3.9 No Undisclosed Material Liabilities.

     Except as disclosed in the Company Current Reports, neither the Company nor any of the Company Subsidiaries has incurred any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that, individually or in the aggregate, would have a Material Adverse Effect other than (i) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 1997, (ii) liabilities that have been repaid, discharged or otherwise extinguished and
(iii) liabilities under or contemplated by this Agreement.

     Section 3.10 No Default.

     Except as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its articles of incorporation or bylaws or other organizational document, (b) indenture, mortgage, note, bond, lien, lease, license, agreement, contract, order, judgment, ordinance, the Company Permit or other instrument or obligation to which the Company or Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties is bound or subject to, or (c) any order, writ, injunction, decree or Law applicable to the Company or any of the Company Subsidiaries, except in the case of clauses (b) and (c) above for defaults or violations which would not have a Material Adverse Effect on the Company.

     Section 3.11 Finders' and Bankers' Fees.

     Except for the Financial Advisor, a copy of whose engagement agreement has been provided to Buyer, there is no investment banker, broker, finder, or other intermediary which has been retained by or is authorized to act on behalf of the Company, the Special Committee or any Company Subsidiary who might be entitled to any fee or commission from the Company, Buyer or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.


                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF BUYER

   Buyer represents and warrants to the Company that:

     Section 4.1 Corporate Organization.

     Holding is a validly existing limited liability company (GmbH) in good standing under the laws of Germany. Merger Subsidiary has been duly incorporated and is validly existing and in good standing under the laws of North Carolina. Each has all corporate powers and all material governmental licenses, authorizations, consents, and approvals required to consummate the transactions contemplated by this Agreement. Since the date of its incorporation, Merger Subsidiary has not engaged in any material activities other than in connection with or as contemplated by this Agreement.

     Section 4.2 Corporate Authorization.

     The execution, delivery, and performance by Holding and Merger Subsidiary of this Agreement and the consummation of the contemplated transactions contemplated are within the corporate powers of Holding and Merger Subsidiary and are duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Holding and Merger Subsidiary enforceable against them in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equity principles.

     Section 4.3 Governmental Authorization.

     The execution, delivery and performance by Holding and Merger Subsidiary of this Agreement and the consummation by Holding and Merger Subsidiary of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of Articles of Merger in accordance with the NCBCA and (ii) compliance with any applicable requirements of the Exchange Act.

     Section 4.4 Non-Contravention.

     The execution, delivery and performance by Holding and Merger Subsidiary of this Agreement and the consummation by Holding and Merger Subsidiary of the contemplated transactions contemplated do not and will not (i) contravene or conflict with organizational documents of Holding or the articles of incorporation or bylaws of Merger Subsidiary, or (ii) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with any material provision of Law or Order binding upon or applicable to Holding or Merger Subsidiary.

     Section 4.5 Finders' and Bankers' Fees.

     There is no investment banker, broker, finder, or other intermediary which has been retained by or is authorized to act on behalf of Buyer who is entitled to any fee or commission from the Company or any of the Company Subsidiaries if the transactions contemplated by this Agreement are not consummated.


                                   ARTICLE V
                           COVENANTS OF THE COMPANY

     Section 5.1 Conduct of the Company.

     From the date of this Agreement until the Effective Time, the Company shall conduct its business in the ordinary course consistent with past practice and (except for acts in connection with the Merger) shall use its best efforts to preserve intact its business relationships with third parties and to keep available the services of its present officers and employees.

     Section 5.2 Shareholder Meeting; Proxy Material.

     The Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. The directors of the Company, acting in part in reliance upon the unanimous recommendation of the Special Committee, shall, subject to their fiduciary duties after consultation with counsel, recommend approval and adoption of this Agreement and the Merger by the Company's shareholders. In connection with this meeting, but subject to the terms hereof, the Company (i) will promptly prepare and file with the Commission, will use its best efforts to have cleared by the Commission and will then mail to its shareholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, and will cooperate with Holding to prepare and file the Schedule 13E-3 Transaction Statement required to be filed by the Company and Holding pursuant to Section 13(e) of the Exchange Act (the "Schedule 13E-3"), (ii) will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and
(iii) will otherwise comply with all legal requirements applicable to such meeting.

     Section 5.3 Disclosure Documents.

      (a) Each document required to be filed by the Company with the Commission in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including without limitation the proxy statement of the Company (the "Company Proxy Statement") to be filed with the Commission in connection with the Merger, and any amendments or supplements will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

      (b) At the time the Company Proxy Statement or any amendment or supplement is first mailed to shareholders of the Company, at the time such shareholders vote on adoption of this Agreement, and at the Effective Time, the Company Proxy Statement, as supplemented or amended if applicable will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements not misleading in the light of the circumstances under which they were made. At the time of the filing of any Company Disclosure Document other than the Company Proxy Statement and at the time of any distribution, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements not misleading in the light of the circumstances under which they were made. The representations and warranties contained in this Section 5.3(b) will not apply to statements or omissions included in any Company Disclosure Documents (including without limitation the Company Proxy Statement) based upon information furnished to the Company in writing by Buyer specifically for use therein.

     Section 5.4 Access to Information.

     From the date of this Agreement until the Effective Time, the Company will give Buyer, its counsel, financial advisors, auditors, and other authorized representatives full access to the offices, properties, books and records of the Company, will furnish to Buyer, its counsel, financial advisors, auditors, and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel, financial advisors, and auditors to cooperate with Buyer in its investigation of the business of the Company; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to Buyer hereunder.

   Section 5.5 Notices of Certain Events.

     The Company shall promptly notify Buyer of:

      (a) any notice or other communication received by the Company from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

      (b) any notice or other communication received by the Company from any Governmental Authority in connection with the transactions contemplated by this Agreement.


                                   ARTICLE VI
                              COVENANTS OF BUYER

     Section 6.1 Director and Officer Liability.

     For six years after the Effective Time, each of the Surviving Corporation and Holding shall indemnify and hold harmless the present officers and directors of the Company with respect to acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the Company's articles of incorporation and bylaws in effect on the date hereof. The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, the indemnified parties referred to in this Section 6.1 and their heirs and personal representatives, and shall be binding upon Holding and the Surviving Corporation and their respective successors and assigns.

     Section 6.2 Disclosure Documents.

     The information with respect to Buyer and its Affiliates that Buyer furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements not misleading in the light of the circumstances under which they were made (i) in the case of the Company Proxy Statement, at the time the Company Proxy Statement or any amendment or supplement is first mailed to shareholders of the Company, at the time the shareholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of filing, and at the time of any distribution thereof.

     Section 6.3 Notices of Certain Events.

     Buyer shall promptly notify the Company of:

      (a) any notice or other communication received by Buyer from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

      (b) any notice or other communication received by Buyer from any Governmental Authority in connection with the transactions contemplated by this Agreement.


                                  ARTICLE VII
                       COVENANTS OF BUYER AND THE COMPANY

     Section 7.1 Best Efforts.

     Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the transactions contemplated by this Agreement.

     Section 7.2 Certain Filings.

     The Company and Buyer shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, including without limitation the Company Proxy Statement and the Schedule 13E-3, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     Section 7.3 Public Announcements.

     Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any agreement with NASDAQ, will not issue any such press release or make any such public statement prior to such consultation.

     Section 7.4 Further Assurances.

     After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver in the name and on behalf of the Company or Merger Subsidiary any deeds, bills of sale, assignments, agreements, certificates, other documents, or assurances and to take and do in the name and on behalf of the Company or Merger Subsidiary any other actions and things they may deem desirable to vest, perfect, or confirm of record or otherwise in the Surviving Corporation, any and all right, title, and interest in, to, and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.


                                  ARTICLE VIII
                           CONDITIONS TO THE MERGER

     Section 8.1 Conditions to the Obligations of Each Party.

     The obligations of the Company, Holding, and Merger Subsidiary to consummate the Merger are subject to the satisfaction at or before the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable Law:

      (a) this Agreement and the Merger shall have been approved and adopted by a majority of all shares of the Company Common Stock entitled to vote thereon, in accordance with Section 53-11-03 of the NCBCA;

      (b) such parties shall have received a copy, certified by the Secretary of Merger Subsidiary, of consent resolutions duly adopted (and not subsequently rescinded or modified) by the Board of Directors and sole shareholder of Merger Subsidiary, by the terms of which resolutions such Board of Directors shall have adopted and approved this Agreement and the Merger and recommended the Merger to Holding, as the sole shareholder of Merger Subsidiary, and Holding shall have adopted and approved this Agreement and the Merger;

      (c) no Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

      (d) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Merger shall have been obtained, other than the filing of the requisite Articles of Merger with the Secretary of State of North Carolina.

     Section 8.2 Additional Conditions to the Obligations of Buyer and Merger Subsidiary.

     The obligations of Buyer and Merger Subsidiary to consummate the Merger are also subject to the satisfaction at or prior to the Effective Time of the following further conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable Law:

      (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement and in any certificate delivered by the Company pursuant hereto shall be true and correct in all respects, except where the breach or inaccuracy thereof would not, individually or in the aggregate, have a Material Adverse Effect, at and as of the Effective Time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and Buyer shall have received a certificate signed by the chief executive officer and the principal financial officer of the Company to the foregoing effect;

      (b) no Material Adverse Effect shall have occurred;

      (c) Buyer shall have received or be satisfied that it will receive all consents and approvals contemplated by Section 3.4 of the Company Disclosure Schedule and any other consents of third parties necessary in connection with the consummation of the Merger if the failure to obtain any such consent or consents would have a Material Adverse Effect;

      (d) The Company shall deliver Cancellation Instruments executed by all holders of Options with respect to all outstanding Options as of the Effective Time;

      (e) Buyer shall have received all documents it may reasonably request relating to the authority of the Company to enter into this Agreement, all in form and substance reasonably satisfactory to Buyer; and

      (f) Buyer shall have received from Moore & Van Allen, counsel to the Company, an opinion or opinions dated as of the Effective Time covering such matters as shall be reasonably requested by Holding.

     Section 8.3 Additional Conditions to the Obligations of the Company.

     The obligations of the Company to consummate the Merger are also subject to the satisfaction at or prior to the Effective Time of the following further conditions, any or all of which may be waived, in whole or in part, by the Company to the extent permitted by applicable Law:

      (a) Buyer and Merger Subsidiary shall have performed in all material respects all of their respective obligations required to be performed by them at or prior to the Effective Time, the representations and warranties of Buyer contained in this Agreement and in any certificate delivered by Buyer or Merger Subsidiary pursuant hereto shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate signed by the chief executive officer and chief financial officer of each of Holding and Merger Subsidiary to the foregoing effect; and

      (b) the Company shall have received all documents it may reasonably request relating to the authority of Buyer or Merger Subsidiary to enter into this Agreement, all in form and substance reasonably satisfactory to the Company.


                                   ARTICLE IX
                                  TERMINATION

     Section 9.1 Termination.

     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

      (a) by mutual written consent of the Company and Buyer;

      (b) by either the Company or Buyer, if the Merger has not been consummated by October 31, 1998;

      (c) by either the Company or Buyer, if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or if any Order enjoining Buyer or the Company from consummating the Merger is entered and such Order shall become final and nonappealable; or

      (d) by either the Company or Buyer if this Agreement and the Merger shall fail to be approved and adopted by the shareholders of the Company at the Company Shareholder Meeting called for such purpose, as set forth in
   Section 8.1(a) above.

     Section 9.2 Effect of Termination.

     If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party, except that the agreements contained in Section 10.5 shall survive the termination hereof; provided however, that, except as specifically provided, nothing herein shall relieve any party of liability for any breach of this Agreement.

                                   ARTICLE X
                                 MISCELLANEOUS

     Section 10.1 Definitions.

     As used in this Agreement, the following terms have the following respective meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "AFFILIATE" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person.

     "AGREEMENT" means this Agreement and Plan of Merger, as the same may be supplemented, modified, or amended from time to time.

     "EXPENSES" means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, consultant and commitment fees and other financing fees and expenses) incurred by Holding, Merger Subsidiary, or the Company, or on behalf of any such party in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement, the preparation, printing, filing, and mailing of the Company Proxy Statement and Schedule 13E-3, the solicitation of the shareholder approvals, and all other matters related to the consummation of the contemplated transactions.

     "GAAP" means United States generally accepted accounting principles consistently applied.

     "GOVERNMENTAL AUTHORITY" means any federal, state, county, local, foreign, or other governmental or public agency, instrumentality, commission, authority, board, or body, and any court, arbitrator, mediator, or tribunal.

     "LAW" means any code, law, ordinance, regulation, rule, or statute of any Governmental Authority.

     "LIEN" means any security interest, lien, mortgage, deed to secure debt, deed of trust, pledge, charge, conditional sale, or other title retention agreement, or other encumbrance of any kind.

     "MATERIAL ADVERSE EFFECT" means any matter that would reasonably be expected to affect materially and adversely the business, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries considered as a whole.

     "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or other Governmental Authority.

     "PERSON" means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision, or any agency or instrumentality thereof.

     "SUBSIDIARY" OR "SUBSIDIARIES" of any person means any corporation, partnership, joint venture or other legal entity of which such other person (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     "SURVIVING CORPORATION" means the Company as the surviving corporation resulting from the Merger.

   The following terms are defined in the following Sections of this
                  Agreement:



Term                               Section
---------------------------------- ----------------------
  "Articles of Merger"             1.2(b)
  "Board"                          Recital C
  "Buyer"                          Opening Paragraph
  "Closing"                        1.7
  "Closing Date"                   1.7
  "Commission"                     3.7
  "Company"                        Opening Paragraph
  "Company Common Stock"           Recital A
  "Company Current Reports"        3.6
  "Company Disclosure Documents"   5.3
  "Company Option Plans"           1.6
  "Company Permits"                3.5
  "Company Proxy Statement"        5.3
  "Company SEC Filings"            3.7
  "Company Shareholder Meeting"    5.2
  "Company Subsidiaries"           3.1
  "Company 10-K"                   3.7
  "Exchange Act"                   3.4
  "Exchange Agent"                 1.4(a)
  "Effective Time"                 1.2(b)
  "Merger"                         Recital E
  "Merger Consideration"           1.3(a)
  "Merger Subsidiary"              Opening Paragraph
  "NCBCA"                          Recital E
  "Preferred Stock"                Recital A
  "Public Shareholders"            Recital C
  "Schedule 13E-3"                 5.2
  "Share"                          1.3(a)
  "Special Committee"              Recital C

     Section 10.2 Notices.

     Unless otherwise specifically provided herein, any notice, demand, request, or other communication herein requested or permitted to be given shall be in writing and may be personally served, sent by overnight courier service, or sent by telecopy with a confirming copy sent by United States first-class mail, each with any postage or delivery charge prepaid. For the purposes hereof, the addresses of the parties (until notice of a change is delivered as provided in this Section) shall be as follows:


If to the Company:               Wandel & Goltermann Technologies, Inc.
                                 1030 Swabia Court
                                 Research Triangle Park, NC 27709
                                 Fax: (919) 941-9160
If to Holding or Merger Sub:     Wandel & Goltermann Management Holding GmbH
                                 Box 1262
                                 D-72795 Eningen u.A.
                                 Germany
                                 Fax: 011-44-7121-88996

     Any notice provided hereunder shall be deemed to have been given on the date delivered in person, or on the next business day after deposit with an overnight courier service, or on the date received by telecopy transmissions.

     Section 10.3 No Survival of Representations and Warranties.

     The representations and warranties contained herein and in any certificate delivered shall not survive the Effective Time or the termination of this Agreement.

   Section 10.4 Amendments; No Waivers.

      (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; and provided, further, that after the adoption of this Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, alter or change (i) the Merger Consideration or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the Public Shareholders.

      (b) No failure or delay by any party in exercising any right, power, or privilege hereunder shall operate as a waiver nor shall any single or partial exercise preclude any other or further exercise or the exercise of any other right, power or privilege. The parties' rights and remedies shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 10.5 Fees and Expenses.

     Except as otherwise provided in this Section, all Expenses incurred in connection with this Agreement shall be paid by the party incurring such Expense.

     Section 10.6 Successors and Assigns.

     The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, provided that no party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Buyer may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Buyer of its obligations under this Agreement or prejudice the rights of shareholders to receive the Merger Consideration for Shares properly surrendered in accordance with Section 1.4. This Agreement shall not be construed so as to confer any right or benefit upon any person other than the parties to this Agreement, and their respective successors and assigns.

     Section 10.7 Governing Law.

     Regardless of the place or places where this Agreement may be executed, delivered or consummated, this Agreement shall be governed by and construed in accordance with the Laws of the State of North Carolina, without regard to any applicable conflicts of Laws.

     Section 10.8 Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 10.9 Headings and Captions.

     The headings and captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     Section 10.10 Interpretations.

     Neither this Agreement nor any uncertainty or ambiguity shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the drafter. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all the parties.

     Section 10.11 Counterparts; Effectiveness.

     This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each party has received a counterpart signed by all of the other parties.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

"The Company"                              "Holding"

WANDEL & GOLTERMANN                        WANDEL & GOLTERMANN
 TECHNOLOGIES, INC.                         MANAGEMENT HOLDING GmbH
By:                                         By:
   -----------------------------------          -------------------------------

Its:                                        Its:
    ----------------------------------          -------------------------------
                                            By:
                                                -------------------------------

                                            Its:
                                                -------------------------------


                                            "Merger Subsidiary"

                                            WG MERGER CORP.
                                            By:
                                                -------------------------------

                                            Its:
                                                -------------------------------

                                  APPENDIX B
[GRAPHIC OMITTED]



                                March 28, 1998



Special Committee of the Board of Directors
Wandel & Goltermann Technologies, Inc.
1030 Swabia Court
Research Triangle Park, North Carolina 27709-3585

Dear Gentlemen:

     We understand that Wandel & Goltermann Technologies, Inc. (the "Company") and Wandel & Goltermann Management Holding GmbH (the "Buyer") proposed to enter into an Agreement and Plan of Merger dated as of March 28, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of common stock of the Company (the "Common Stock") that is not presently held by the Buyer (the "Minority Shares"), will be converted into the right to receive $15.90 per share in cash (the "Merger"). We understand that approximately 62.1% of the outstanding shares of Common Stock are owned by the Buyer. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, of the consideration to be received in the Merger by the holders of the Minority Shares.

     In arriving at the opinion set forth below, we have, among other things:

   1. Reviewed certain publicly available information concerning the Company which we believe to be relevant to our analysis;

   2. Reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

   3.  Analyzed certain financial assumptions prepared by the Company;

   4. Conducted discussions with members of management of the Company concerning its business, operations and prospects;

   5.  Reviewed the reported prices and trading activity for the Common Stock;


   6. Reviewed the historical market prices and trading activity for the Company's shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   7. Compared the results of operations and present financial condition of the Company with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   8. Reviewed the financial terms to the extent publicly available, of certain comparable merger and acquisition transactions;

   9. Reviewed the financial terms, to the extent publicly available, of certain comparable minority buy-out transactions;

   10. Performed certain financial analyses with respect to the Company's projected future operating performance, including a discounted cash flow analysis;

   11. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     We have relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification, and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company for the fiscal years 1998 through 2002, we have assumed that the assumptions underlying the financial forecasts provided to us have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted an extensive physical inspection of the properties and facilities of the Company. We have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     In arriving at our opinion, we were not authorized to solicit and did not solicit, interest from any party with respect to the acquisition of the Company, any of its assets or minority shares. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     We have also performed various investment banking services for the Company in the past four years (including the Company's initial public offering) and have received customary fees for such services. In the ordinary course of our business, we have traded in the Common Stock for our own account and for the accounts of our customers.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the consideration to be received by the holders of Minority Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy statement distributed in connection with the Merger.


Very truly yours,



/s/ The Robinson-Humphrey Company, LLC
--------------------------------------

THE ROBINSON-HUMPHREY COMPANY, LLC

                                  APPENDIX C


       CHAPTER 55, ARTICLE 13 OF THE GENERAL STATUTES OF NORTH CAROLINA
                                  ARTICLE 13.

                              DISSENTER'S RIGHTS.

            PART I. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

ss. 55-13-01. Definitions.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.


ss. 55-13-02. Right to Dissent.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

        (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

        (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

        (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

        (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

        (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 recorded shareholders, unless in either case:

        (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

        (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

            a. Cash;

            b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

            c. A combination of cash and shares as set forth in sub-subdivisions
               a, and b, of this subdivision.


ss. 55-13-03. Dissent by Nominees and Beneficial Owners.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

        (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

        (2) He does so with respect to all shares of which he is the beneficial shareholder.


ss. 55-13-04 TO 55-13-19. Reserved for Future Codification Purposes.


             PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

ss. 55-13-20. Notice of Dissenters' Rights.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

ss. 55-13-21. Notice of Intent to Demand Payment.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

        (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.


ss. 55-13-22. Dissenters' Notice.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirement of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after approval of the board of directors, of the corporate action creating dissenters' rights under 6.S.55-13-02, and must:

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (3) Supply a form for demanding payment;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

         (5) Be accompanied by a copy of this Article.


ss. 55-13-23. Duty to Demand Payment.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.


ss. 55-13-24. Share Restriction.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.


ss. 55-13-25. Payment.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

         (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

         (2) As explanation of how the corporation estimated the fair value of the shares;

         (3) An explanation of how the interest was calculated;

         (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

         (5) A copy of this Article.


ss. 55-13-26. Failure to Take Action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.


ss. 55-13-27. Reserved for Future Codification Purposes.

ss. 55-13-28. Procedure if Shareholder Dissatisfied with Corporation's Offer or Failure to Perform.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if;

         (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

         (2) The corporation fails to make payment under G.S. 55-13-25; or

         (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his rights to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.


ss. 55-13-29. Reserved for Future Codification Purposes.


                     PART 3. JUDICIAL APPRAISAL OF SHARES.

ss. 55-13-30. Court Action.

     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-28, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (a)(1) Repealed by Session Laws 1997-202, s.4, effective October 1, 1997.

     (b)    Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.


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     (d)    The jurisdiction of the court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.


ss. 55-13-31. Court Costs and Counsel Fees.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amount the court finds equitable;

            (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

            (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.


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